U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 10-SB/AAA

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

                        UNDER SECTION 12(B) OR (G) OF THE
                           SECURITIES EXCHANGE ACT OF
                              1934 SURGICARE, INC.
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)



          DELAWARE                                      58-1597246
STATE OR OTHER JURISDICTION OF             (I.R.S. EMPLOYER IDENTIFICATION NO.)
INCORPORATION OR ORGANIZATION)


 6699 CHIMNEY ROCK, SUITE 105                            77081
        HOUSTON, TEXAS
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES               (ZIP CODE)




ISSUERS TELEPHONE NUMBER: (713) 665-1406
SECURITIES TO BE REGISTERED UNDER SECTION 12(B) OF THE ACT: NOT APPLICABLE SECURITIES TO BE REGISTERED UNDER SECTION 12(G) OF THE ACT:
                      COMMON STOCK, $.005 PAR VALUE
                       SERIES A REDEEMABLE PREFERRED STOCK, $.001 PAR VALUE




SURGICARE, INC.

FORM 10-SB
TABLE OF CONTENTS
PART I
Item 1.  Description of Business
Item 2   Managements Discussion and Analysis or Plan of Operation
Item 3.  Description of Property
Item 4.  Security Ownership of Certain Beneficial Owners and Management
Item 5.  Directors, Executive Officers, Promoters and Control Persons
Item 6.  Executive Compensation
Item 7.  Certain Relationships and Related Transactions
Item 8.  Description of Securities

PART II

Item 1. Market Price of and Dividends on the Registrants Common Equity and other Shareholder Matters
Item 2.  Legal Proceedings
Item 3.  Changes in and Disagreements with Accountants
Item 4.  Recent Sales of Unregistered Securities
Item 5.  Indemnification of Directors and Officers

PART              F/S Financial Statements

PART III

Item 1.  Index to Exhibits
Item 2.  Description of Exhibits





PART I

ITEM 1. DESCRIPTION OF BUSINESS

THE COMPANY
         SurgiCare was incorporated in Delaware on February 24, 1984 as Technical Coatings Incorporated. On September 10, 1984 its name was changed to Technical Coatings, Inc. ("TCI"). Immediately prior to July 1999, TCI was an inactive company. On July 11, 1999, TCI changed its name to SurgiCare Inc., and at that time changed its business strategy to developing, acquiring and operating freestanding ambulatory surgery centers. On July 21, 1999, SurgiCare acquired all of the issued and outstanding shares of common stock of Bellaire Surgicare, Inc. a Texas corporation ("Bellaire"), in exchange for the issuance of 9,860,000 shares of common stock, par value $.005 per share ("Common Stock") and 1,350,000 shares of Series A Redeemable Preferred Stock, par value $.001 per share ("Series A Preferred"), of SurgiCare to the holders of Bellaire's common stock. For accounting purposes this transaction was effective July 1, 1999.

         This acquisition was accounted for as a reverse merger. In addition 1,095,556 was issued to Surgery Centers of America II, L.L.C. (SCOA) as required by the Bellaire / SCOA management contract that was in place prior to July 21, 1999. Bellaire is now a wholly owned subsidiary of SurgiCare. Throughout this document we may refer occasionally to SurgiCare meaning SurgiCare and it's subsidiary Bellaire.

         SurgiCare is authorized to issue up to 50,000,000 shares of common stock, par value $.005 per share, and 20,000,000 shares of preferred stock, par value $.001 per share.

         At the present time SurgiCare conducts its operations through its wholly owned subsidiary, Bellaire. SurgiCare's current management personnel were, immediately prior to the reverse merger with Bellaire, management personnel of Bellaire. Bellaire owns and operates an ambulatory surgery center located in Houston, Texas. Bellaire has been in operation for 14 years. First as The Institute for Eye Surgery, and since March of 1995, as Bellaire SurgiCare, Inc. This center provides the venue for a wide range of high volume, lower-risk surgical procedures within a multi-specialty environment. Surgeons specializing in podiatry, orthopedics, pain management, gynecology, plastics, as well as general surgery, utilize this facility. The surgeons performing surgery at Bellaire generally charge their patients for the professional services they provide, while Bellaire only chargers the patients for the facility fee. SurgiCare's principal executive offices are located at 6699 Chimney Rock Rd, Suite 105, Houston, Texas 77081, and its telephone number is 713-665-1406.

INDUSTRY OVERVIEW

         Free standing ambulatory surgery centers are licensed outpatient surgery centers, generally equipped and staffed for a wide variety of surgical procedures. These procedures are generally lower-risk and considered appropriate for the freestanding ambulatory setting In recent years, government programs, private insurance companies, managed care organizations and self-insured employers have implemented various cost-containment measures to limit the growth of healthcare expenditures. These cost-containment measures, together with technological advances, have resulted in a significant shift in the delivery of healthcare services away from traditional inpatient hospitals to more cost-effective alternate sites, including ambulatory surgery centers.

 According to the industry publication SMG Marketing Group Inc.'s, Freestanding Outpatient Surgery Center Directory, (June 1998):

              Outpatient surgical procedures represented approximately 73% of all surgical procedures performed in the United States in 1997 and the number of outpatient surgery cases increased 71% from 3.1 million in 1993 to 5.3 million in 1997. As of December 31, 1997, there were 2,634 freestanding ambulatory surgery centers in the U.S., of which 155 were owned by hospitals and 704 were owned by corporate entities. The remaining 1,775 centers were independently owned, primarily by physicians.

         SurgiCare believes that the following factors have contributed to the growth of ambulatory surgery:

COST-EFFECTIVE ALTERNATIVE

         Ambulatory surgical centers are not saddled with the high cost and overhead of the ancillary services such as, administration, laboratory, radiology, or dietary, that are generally found in the hospital settings. Therefore surgery is generally less expensive than hospital inpatient surgery.
In addition, SurgiCare believes that surgery performed at a free standing ambulatory surgery center is also less expensive than hospital-based ambulatory surgery for a number of reasons, including

                      Lower facility development costs. Lower cost associated with ancillary services. More efficient staffing and space utilization. Specialized operating environment focused on cost containment

         SurgiCare believes that interest in ambulatory surgery centers has grown as managed care organizations have continued to seek a cost-effective alternative to inpatient services.

PHYSICIAN AND PATIENT PREFERENCE

         Operating physicians, who have determined that their patients are in need of a surgical procedure, general choose what facility the surgery will be done in. In most cases patients will have their surgery done at the facility that their doctors determines is most appropriate.

         Free standing ambulatory surgery center do not subject doctors nor their patients to the large institutional environment found at both acute care inpatient hospital, and out patient surgery centers locating within a hospital.
         SurgiCare believes that because of the ease of admission and discharge, many physicians prefer ambulatory surgery centers. SurgiCare believes that such centers enhance physicians' productivity by providing them with greater scheduling flexibility, more consistent nurse staffing and faster turnaround time between cases. This allows the physician to perform more surgeries in a defined period.

         In contrast, hospitals generally serve a broader group of physicians, including those involved with emergency procedures, resulting in postponed or delayed surgeries. Additionally, many physicians choose to perform surgery in a free standing ambulatory surgery center because their patients prefer the simplified admissions and discharge procedures and the less institutional atmosphere.

NEW TECHNOLOGY

         According to the industry publication SMG Marketing Group Inc.'s, Freestanding Outpatient Surgery Center Directory, (June 1998):

         The increased use of minimally invasive surgey, enhanced endoscopic techniques and fiber optics, have reduced the trauma and recovery time associated with many surgical procedures. Improved anesthesia has shortened recovery time by minimizing postoperative side effects such as nausea and drowsiness, thereby avoiding, in some cases, overnight hospitalization.

         These new technology and advances in anesthesia, which have been increasingly accepted by physicians, have significantly expanded the types of surgical procedures that are being performed in ambulatory surgery centers. BUSINESS PHILOSOPHY

         SurgiCare believes that physician owned and operated surgical centers have tended to be extremely profitable. This profitability results primarily from the fact that physicians who own and operate an ambulatory surgical center are the center's most significant source of patients, and benefactors. Generally it is the operating physician, not the patient, who chooses the facilities where surgical procedures are to be done. Because this decision is made at the physician level, it is in fact the physicians bring patients to the outpatient surgical facility.

         SurgiCare believes that ambulatory surgical centers receive their patient referrals almost exclusively from the operating physicians. Therefore it becomes an extremely important role of a center's management to insure that the operating physicians have everything they need, and that they are pleased with the results that they are able to obtain at the center. If management and the operating physicians are substantially the same, it becomes much easier to insure that physician needs are meet, and that their experiences at the centers are pleasant.

         Furthermore, SurgiCare believes that when operating physicians own and operate an ambulatory surgical center they become cost conscious. Without allowing cost consciousness to detrimental to the patients, it may still have a significant effect on the overall profitability of the center. For these reasons, SurgiCare believes, physician owned ambulatory surgical centers have historically been extremely profitable.

         SurgiCare believes that the profitability of freestanding ambulatory surgery centers tends to make them attractive to acquirers. Nevertheless, following the acquisition of a physician owned center, evidence suggests that the typical center's profitability will significantly decrease. SurgiCare believes that this typical decline in profitability can be explained, in part, because in many of such acquisitions the operating physician loses control of the center. After a typical acquisition of an ambulatory surgery center, the control of the center is typically vested in non-physician management. The factors motivating the physician users to insure the center's profitability are therefore typically removed.

         SurgiCare's management structure consists of physicians and healthcare professionals. SurgiCare's management has substantial experience in the operations and management of ambulatory surgical centers. SurgiCare also expects that it will issue its own shares, or other equity interests, to the physicians who own and operate other centers which SurgiCare may acquire. SurgiCare believes that it will thereby be able to substantially align the interests of SurgiCare's management and shareholders with those of the physician owners of centers which SurgiCare may acquire. SurgiCare also presently intends to permit each surgery center to be substantially managed by its own board, which is anticipated to consist of a majority of physicians associated with the center and one or more representatives of SurgiCare. Based upon this approach, SurgiCare expects that it will benefit from the substantial unity of goals and motivations of its own management and shareholders with those of physicians who have previously owned and operated a freestanding center acquired by SurgiCare.

         SurgiCare therefore expects that with goals and motivations substantially aligned, the profitability of each center which it acquires can be maintained. As there are numerous factors which affect the profitability of ambulatory surgery centers, including regulatory and liability matters, there can, however, be no assurance that the profitability of any center or SurgiCare as a whole will be maintained.

         SurgiCare   intends  to  apply  its  philosophy  in  the   acquisition,
development and operation of physician owned / managed freestanding ambulatory surgery centers.

THE ESSENTIAL COMPONENTS OF SURGICARE'S STRATEGY ARE:

Acquire physician owned ambulatory surgery centers.

         SurgiCare expects to continue to grow through a combination of acquisitions and development of physician owned / managed ambulatory surgical centers throughout the United States.

Achieve Growth in Surgery Center Revenues and Profitability.

         SurgiCare intends to enhance physician productivity and promote increased same-center revenues and profitability by increasing physician involvement, and creating operating efficiencies, including improved scheduling, group purchasing programs and clinical efficiencies.

         SurgiCare is in the process of identifying ambulatory surgical centers as potential acquisition targets, and has, in some cases, conducted preliminary discussions with representatives of centers. At the time of this filing there are no commitments, understandings, or agreements with any potential acquisition targets. All of such discussions have been tentative in nature and there can be no assurance that SurgiCare will acquire any center with whom discussions have been conducted. SurgiCare expects that generally the acquisition of another surgery center will take the form of a merger, stock-for-stock exchange or stock-for-assets exchange, and that in most instances the target company will wish to structure the business combination to be within the definition of a tax-free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended. SurgiCare may, however, use other acquisition structuring techniques, including purchases of assets or stock for cash or cash and stock, or through formation of one or more limited partnerships or limited liability companies.

ACQUISITION AND DEVELOPMENT OF SURGERY CENTERS

         SurgiCare's development staff will identify existing centers that are potential acquisition candidates and identify physician practices that are potential partners for new center development in the medical specialties which SurgiCare has targeted for development.

         The candidates will then be evaluated against SurgiCare's project criteria which may be expected to include several factors such as number of procedures currently being performed by the practice, competition from and the fees being charged by other surgical providers, relative competitive market position of the physician practice under consideration, ability to contract with payers in the market and state certificate of need ("CON") requirements for development of a new center.

     In the development of a new surgery centers, SurgiCare intends to work in conjunction with Surgery Centers of America II ("SCOA"). SurgiCare believes that its management has a certain expertise in acquiring, managing and operating ambulatory surgical centers. However, in order to assure that its acquisition and development activities are efficiently and thoroughly conducted, SurgiCare has agreed in principle to utilize SCOA to assist it in these efforts. However, SurgiCares current affiliation agreement (Exhibit 10.1) which covers certain operational affiliations, does not currently cover these types of development activates.

         In presenting the advantages to physicians of developing a new freestanding ambulatory surgery center in partnership with SurgiCare, SurgiCare anticipates that the SurgiCare and SCOA development staffs will emphasize the following factors, among others:

          1. Simplified administrative procedures.

          2. The ability to schedule consecutive cases without preemption by inpatient or emergency procedures.

          3. Rapid  turnaround  time  between  cases.

          4. The high technical competency of the center's clinical staff that performs only a limited number of specialized procedures, and state-of-the-art surgical equipment.

         SurgiCare    expects  that, in  conjunction  with SCOA, it will provide
the   following    developmental    services:

               Financial feasibility  pro forma  analysis;
               Assistance in state CON approval  process;
               Site  selection;
               Assistance in space analysis and schematic floor plan design; Analysis of local, state, and federal building codes;
               Negotiation of equipment  financing  with lenders;
               Equipment budgeting, specification, bidding, and purchasing; Construction financing; Architectural oversight;
               Contractor bidding;
               Construction   management;
               Assistance   with  licensing;
               Assistance with Medicare certification and third party Managed care contracts.

          SurgiCare currently intends that its ownership interests in its freestanding ambulatory surgery centers will generally be 100%. The physicians who had owned and operated a center acquired by SurgiCare, or who have newly developed a center in partnership with SurgiCare, generally will become substantial shareholders in SurgiCare. The local physicians will generally continue to oversee their local operations. SurgiCare anticipates that the terms of its acquisition agreements with new centers will include a provision for the appointment of one or more physician partners from each newly acquired center to a position on the Board of Directors of SurgiCare or on an advisory committee that will advise SurgiCare's board or management on operational aspects of the center.

REVENUES

         SurgiCare's principal source of revenues is a facility fee charged to patients, for surgical procedures performed in its surgery center. SurgiCare depends upon third-party programs, including governmental and private health insurance programs to pay these fees, on behalf of their patients. Patients are responsible for the co-payments and deductibles when applicable. This fee varies depending on the procedure, but usually includes all charges for operating room usage, special equipment usage, supplies, recovery room usage, nursing staff and medications. Facility fees do not include the charges of the patient's surgeon, anesthesiologist or other attending physicians, which are billed directly to third-party payers by such physicians.

         Freestanding ambulatory surgery centers such as those in which SurgiCare owns and intends to acquire, depend upon third-party reimbursement programs, including governmental and private insurance programs, to pay for services rendered to patients. SurgiCare derived approximately 23% of its net revenues from governmental healthcare programs, including Medicare and Medicaid, in the past trailing 12 month period.

         The Medicare program currently pays ambulatory surgery centers and physicians in accordance with fee schedules, which are prospectively determined.

         On June 12, 1998, the Health Care Financing Agency of the U.S. Department of Health and Human Services ("HCFA") published a proposed rule that would update the rate setting methodology, payment rates, payment policies and the list of covered surgical procedures for ambulatory surgery centers. The proposed rule is subject to a comment period that has been extended until June 30, 1999, and provides for an implementation date that has been extended to a date no earlier than January 2000. Should this plan actually be implemented, the law now requires that it be phased in over a three year period.

     The proposed rule would reduce the rates paid for certain ambulatory surgery center procedures reimbursed by Medicare.

     While the effects of the proposed rule, if adopted in its current form, cannot be precisely forecasted, SurgiCare believes that if adopted in its current form, the proposed HCFA rule would not directly have a material adverse affect its annual revenues. This is because the procedure codes that are involved in the proposed rule, are codes that SurgiCare believes are not relevant or critical to its current operation.

     However many third party payers, base their payment structure on a percentage of the Medicare accepted rate. The adjustment of such payers'rates to follow the rates proposed in the rule could adversely affect SurgiCare's annual revenues. There can be no assurance that HCFA will not modify the proposed rule, before it is enacted in final form, in a manner that would adversely impact SurgiCare's financial condition, results of operation and business prospects.

      In addition to payment from governmental programs, ambulatory surgery centers derive a significant portion of their net revenues from private healthcare reimbursement plans. These plans include both standard indemnity insurance programs as well as managed care structures such as Pop's, HMOs and other similar structures.

         The strengthening of managed care systems nationally has resulted in substantial competition among providers of services, including providers of surgery center services. This competition would include companies with greater financial resources and market penetration than SurgiCare. In some cases national managed care systems, require that a provider, in order to participate in a specific plan, be able to cover an expanded geographical area.

     In order to compete in market penetration, SurgiCare has associated itself with SCOA. SCOA is located in Edmond Oklahoma, and is in the business of developing, building, and managing ambulatory surgical centers nation wide, with participating physician partners. SCOA maintains a minority ownership in each of the centers that is develops.


     This association allows SCOA on behalf of all of its centers and affiliates to cover a large geographical area, and to participate with managed care systems accordingly. SCOA manages surgery centers in Oklahoma, Arizona, Missouri, and parts of Texas. The more comprehensive the geographical coverage provided by a company, the better it is able to compete for managed care contracts. SurgiCare offers SCOA the ability to include the geographical regions covered by SurgiCare. Since SCOA includes the SurgiCare facilities in its managed care contracting, SurgiCare also benefits from the geographical penetration of SCOA.

         SurgiCare believes that all payers, both governmental and private, will continue their efforts over the next several years to reduce healthcare costs and that their efforts will generally result in a less stable market for healthcare services. While no assurances can be given concerning the ultimate success of SurgiCare's efforts to contract with healthcare payers, SurgiCare believes that its position as a low-cost alternative for certain surgical procedures should enable its current center, and additional centers which it may acquire, to compete effectively in the evolving healthcare marketplace

COMPETITION

         There are several companies, many in niche markets, that acquire existing freestanding ambulatory surgery centers. Many of these competitors have greater resources than SurgiCare. The principal competitive factors that affect the ability of SurgiCare and its competitors to acquire surgery centers are price, experience, reputation, and access to capital. Competition for Managed Care Contracts

          SurgiCare's participation in managed care contracts, often referred to as HMO's and PPO's, in most cases simply makes it more convenient and cost effective for a potential patient to allow their doctor to choose a SurgiCare facility. Participation in most managed care contracts is helpful, but not material to SurgiCare's business. SurgiCare believes that its current center can provide lower-cost, high quality surgery in a more comfortable environment for the patient in comparison to hospitals and to hospital based surgery centers with which SurgiCare competes for managed care contracts. SurgiCare intends that any additional center which it may acquire will be similarly situated. In competing for Managed Care contracts, it is important that SurgiCare be able to show insurance companies that it provides quality healthcare, and can do so at affordable competitive prices.


GOVERNMENT REGULATION

         The healthcare industry is subject to extensive regulation by a number of governmental entities at the federal, state and local level. Regulatory activities affect the business activities of SurgiCare by controlling its growth, requiring licensure and certification for its facilities, regulating the use of SurgiCare's properties, and controlling reimbursement to SurgiCare for the services it provides. Certificates of Need and State Licensing. CON regulations control the development of ambulatory surgery centers in certain states. CONs generally provide that prior to the expansion of existing centers, the construction of new centers, the acquisition of major items of equipment or the introduction of certain new services, approval must be obtained from the designated state health planning agency. State CON statutes generally provide that, prior to the construction of new facilities or the introduction of new services, a designated state health planning agency must determine that a need exists for those facilities or services. SurgiCare expects that its development of ambulatory surgery centers will generally focus on states that do not require CONs. However, acquisitions of existing surgery centers, even in states that require CONs for new centers, generally do not require CON regulatory approval.

         State licensing of ambulatory surgery centers is generally a prerequisite to the operation of each center and to participation in federally funded programs, such as Medicare and Medicaid. Once a center becomes licensed and operational, it must continue to comply with federal, state and local licensing and certification requirements in addition to local building and life safety codes. In addition, each center is also subject to federal, state and local laws dealing with issues such as occupational safety, employment, medical leave, insurance regulations, civil rights and discrimination, and medical waste and other environmental issues.

         Insurance Laws. Laws in all states regulate the business of insurance and the operation of HMOs. Many states also regulate the establishment and operation of networks of healthcare providers. SurgiCare believes that its operations are in compliance with these laws in the states in which it currently does business. The National Association of Insurance Commissioners (the "NAIC") recently endorsed a policy proposing the state regulation of risk assumption by healthcare providers. The policy proposes prohibiting providers from entering capitated payment or other risk sharing contracts except through HMOs or insurance companies. Several states have adopted regulations implementing the NAIC policy in some form. In states where such regulations have been adopted, healthcare providers will be precluded from entering into capitated contracts directly with employers and benefit plans other than HMOs and companies.

         SurgiCare and its affiliated groups may in the future enter contracts with managed care organizations, such as HMOs, whereby SurgiCare and its affiliated groups would assume risk in connection with providing healthcare services under capitation arrangements. If SurgiCare or its affiliated groups are considered to be in the business of insurance as a result of entering into such risk sharing arrangements, they could become subject to a variety of regulatory and licensing requirements applicable to insurance companies or HMOs, which could have a material adverse effect upon SurgiCare's ability to enter into such contracts.

         With respect to managed care contracts that do not involve capitated payments or some other form of financial risk sharing, federal and state antitrust laws restrict the ability of healthcare provider networks such as SurgiCare's specialty physician networks to negotiate payments on a collective basis.

        Reimbursement. SurgiCare depends upon third-party programs, including governmental and private health insurance programs; to reimburse it for services rendered to patients in its ambulatory surgery center. In order to receive Medicare reimbursement, each ambulatory surgery center must meet the applicable conditions of participation set forth by the Department of Health and Human Services ("DHHS") relating to the type of facility, its equipment, personnel and standard of medical care, as well as compliance with state and local laws and regulations, all of which are subject to change from time to time. Ambulatory surgery centers undergo periodic on-site Medicare certification surveys. SurgiCare's existing center is certified as a Medicare provider. Although SurgiCare intends for its current center and those which it may acquire to participate in Medicare and other government reimbursement programs, there can be no assurance that these centers will continue to qualify for participation.

         Since performing surgery is a fundamental part of any surgical practice the facilities were a surgeon chooses to operate, is considered to be an extension of the surgical practice. It is acceptable for certain surgical procedures to be done in a doctors office, others procedures require a more clinical environment such as that of an ambulatory surgical center, or a hospital. Regardless of the location, when a surgeon performs a procedure the surgical procedure is part of the surgical practice, and therefore the location is considered to be an extension of the practice. If an operating physician has a financial interest in a facility through a partnership interest, or as a shareholder, the operating physician has the potential to benefit from the profitability of the facility. Since the facility where a surgeon performs surgery is considered an extension of the surgical practice, profiting from an ownership interest is not considered to be in violation of the anti-kickback statutes of the Medicare-Medicaid Illegal Remuneration Provisions.

         Medicare-Medicaid Illegal Remuneration Provisions. The anti-kickback statute makes unlawful knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe, or rebate) directly or indirectly to induce or in return for referring an individual to a person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part under Medicare or Medicaid. Violation is a felony punishable by a fine of up to $25,000 or imprisonment for up to five years, or both. The Medicare and Medicaid Patient Program Protection Act of 1987 (the "1987 Act") provides administrative penalties for healthcare practices which encourage over utilization or illegal remuneration when the costs of services are reimbursed under the Medicare program. Loss of Medicare certification and severe financial penalties are included among the 1987 Act's sanctions. The 1987 Act, which adds to the criminal penalties under preexisting law, also directs the Inspector General of the DHHS to investigate practices which may constitute over utilization, including investments by healthcare providers in medical diagnostic facilities and to promulgate regulations establishing exemptions or "safe harbors" for investments by medical service providers in legitimate business ventures that will be deemed not to violate the law even though those providers may also refer patients to such a venture. Regulations identifying safe harbors were published in final form in July 1991 (the "Regulations").

         The Regulations set forth two specific exemptions or "safe harbors" related to "investment interests": the first concerning investment interests in large publicly traded companies ($50,000,000 in net tangible assets) and the second for investments in smaller entities. The corporate structure of SurgiCare and its center do not meet all of the criteria of either existing "investment interests" safe harbor as announced in the Regulations.

         While several federal court decisions have aggressively applied the restrictions of the anti-kickback statute, they provide little guidance as to the application of the anti-kickback statute to SurgiCare or its subsidiary company. SurgiCare believes that it is in compliance with the current requirements of applicable federal and state law.

         Notwithstanding SurgiCare's belief that the relationship of physician partners to SurgiCare's surgery center should not constitute illegal remuneration under the anti-kickback statute, no assurances can be given that a federal or state agency charged with enforcement of the anti-kickback statute and similar laws might not assert a contrary position or that new federal or state laws might not be enacted that would cause the physician partners' ownership interest in SurgiCare to become illegal, or result in the imposition of penalties on SurgiCare or certain of its facilities. Even the assertion of a violation could have a material adverse effect upon SurgiCare.

         Prohibition on Physician Ownership of Healthcare Facilities. The so-called "Stark II" provisions of the Omnibus Budget Reconciliation Act of 1993 amend the federal Medicare statute to prohibit a referral by a physician for "designated health services" to an entity in which the physician has an investment interest or other financial relationship, subject to certain exceptions. A referral under Stark II that does not fall within an exception is strictly prohibited. This prohibition took effect on January 1, 1995. Sanctions for violating Stark II can include civil monetary penalties and exclusion from Medicare and Medicaid.

         Ambulatory surgery is not identified as a "designated health service", and SurgiCare therefore does not believe that ambulatory surgery is otherwise subject to the restrictions set forth in Stark II. Proposed regulations pursuant to Stark II that were published on January 9, 1998 specifically provide that services provided in any ambulatory surgery center and reimbursed under the composite payment rate are not designated health services.

         However, unfavorable final Stark II regulations or subsequent adverse court interpretations concerning similar provisions found in recently enacted state statutes could prohibit reimbursement for treatment provided by the physicians affiliated with SurgiCare or its current or future centers to their patients.

         Neither SurgiCare nor its subsidiaries are engaged in the corporate practice of medicine. SurgiCare does not employ any physicians to practice medicine on its behalf. SurgiCare and its subsidiaries merely provide the venue for its physicians to perform surgical procedures. SurgiCare submits claims and bills to patients, for the FACILITY FEE only, and in no way are involved with the billing or submission of claims for any professional medical fees.

         SurgiCare cannot predict whether other regulatory or statutory provisions will be enacted by federal or state authorities which would prohibit or otherwise regulate relationships which SurgiCare has established or may establish with other healthcare providers or the possibility of material adverse effects on its business or revenues arising from such future actions. SurgiCare believes, however, that it will be able to adjust its operations to be in compliance with any regulatory or statutory provision, as may be applicable.

         SurgiCare is subject to state and federal laws that govern the submission of claims for reimbursement. These laws generally prohibit an individual or entity from knowingly and willfully presenting a claim (or causing a claim to be presented) for payment from Medicare, Medicaid or other third party payers that is false or fraudulent. The standard for "knowing and willful" often includes conduct that amounts to a reckless disregard for whether accurate information is presented by claims processors.

         Penalties under these statutes include substantial civil and criminal fines, exclusion from the Medicare program, and imprisonment. One of the most prominent of these laws is the federal False Claims Act, which may be enforced by the federal government directly, or by a qui tam plaintiff on the government's behalf. Under the False Claims Act, both the government and the private plaintiff, if successful, are permitted to recover substantial monetary penalties, as well as an amount equal to three times actual damages. In recent cases, some qui tam plaintiffs have taken the position that violations of the anti-kickback statute and Stark II should also be prosecuted as violations of the federal False Claims Act. SurgiCare believes that it has procedures in place to ensure the accurate completion of claims forms and requests for payment.

         However, the laws and regulations defining the proper parameters of proper Medicare or Medicaid billing are frequently unclear and have not been subjected to extensive judicial or agency interpretation. Billing errors can occur despite SurgiCare's best efforts to prevent or correct them, and no assurances can be given that the government will regard such errors as inadvertent and not in violation of the False Claims Act or related statutes.

EMPLOYEES

         As of July 21, 1999, SurgiCare and its subsidiary employed approximately 18 persons, 13 of who were full-time employees and 5 of who were part-time employees. Of the above, 2 were employed at SurgiCare's headquarters staff office in Houston, Texas and the remaining employees were employed by Bellaire. SurgiCare believes its relationship with its employees to be good. SurgiCare does not have any employment or labor contracts, nor does it currently plan on having any such contracts with any operating physician on staff at any of its facilities. At this time SurgiCare believes that all of its nurses and other employees have (at will) employment relationships with the company.

PHYSICIAN SHAREHOLDERS

          SurgiCare has never entered into any arrangement, nor does it plan on entering into any arrangement with any physicians that operate at any of it's facilities, to assure their continues use of the companies facilities. However many of the surgeons that operating in SurgiCare facilities own either SurgiCare's common stock, preferred stock, or both. Depending on SurgiCare's profitability, the potential exist for all shareholder, both physician and non-physician, to benefit financially.

         Surgeons specializing in podiatry, orthopedics, pain management, gynecology, ophthalmology, plastics, as well as general surgery, utilize SurgiCare's facility. SurgiCare is not dependent on the revenue generated by patients brought by any single operating physician. SurgiCare does however derive a large portion of its revenue from procedures performed within specific specialties. Currently podiatry and pain management are the dominant specialties at Bellaire. Since Bellaire has over 20 podiatrist and three pain management physicians bringing patients to the surgery center, none are considerd to be a major customer.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
FORWARD LOOKING STATEMENTS

         The information contained herein contains certain forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that all forward looking statements involve risks and uncertainty, including, without limitation, the ability of SurgiCare to continue its expansion strategy, changes in federal or state healthcare laws and regulations or third party payer practices, SurgiCare's historical and current compliance with existing or future healthcare laws and regulations and third party payer requirements, changes in costs of supplies, labor and employee benefits, as well as general market conditions, competition and pricing. Although SurgiCare believes that the assumptions underlying the forward looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward looking statements included in this Form 10SB will prove to be accurate. In view of the significant uncertainties inherent in the forward looking statements included herein, the inclusion of such information should not be regarded as a representation by SurgiCare or any other person that the objectives and plans of SurgiCare will be achieved. SurgiCare undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.


FINANCIAL CONDITION AND RESULTS OF OPERATION
         The following table sets forth the periods indicated the percentages of revenues represented by income statement items.


                                               For the           For the
                                              Year Ended    Seven Months Ended
                                              December 31,       July 31,
                                            1997     1998     1998     1999
                                                          (Unaudited)(Unaudited)
Revenues, net                             100.00%   100.00%  100.00%  100.00%
Expenses
   Surgical costs                          23.50%    18.34%   21.79%   13.97%
   Salaries, wages and benefits            16.88%    15.24%   15.89%   11.87%
   Contract services                        1.43%     1.25%    1.22%    2.16%
   Management fees                          8.90%     7.98%    9.07%    6.61%
   Management company termination fee
   Rent                                     7.26%     6.57%    7.13%    4.17%
   Depreciation and amortization            5.82%     5.14%    6.73%    2.69%
   Insurance                                0.64%     0.84%    0.88%    0.58%
   Professional fees                        6.50%     3.42%    5.14%    0.39%
   Interest expense                         2.49%     1.76%    1.88%    1.06%
   Repairs and maintenance                  1.27%     2.04%    2.36%    1.25%
   Other operating expenses                 4.33%     2.60%    1.65%    2.57%
   Taxes                                    0.67%     1.12%    1.28%    0.72%

Total Expenses                             79.70%    66.29%   75.03%   54.84%
-------------------------------------------------- ---------------------------
Other Income
   Gain on sale of property and equipment             0.20%             0.50%
   Miscellaneous income                     0.07%     0.28%
-------------------------------------------------- ---------------------------
                                            0.07%     0.48%             0.50%

Earnings Before Federal Income Tax Expense 20.37%    34.19%   24.97%  222.02%
-------------------------------------------------- ---------------------------
Federal Income Tax Expense (Benefit)
   Current                                                             -2.21%
   Deferred                                                            35.95%
                                                                       33.73%
Net Earnings                               18.42%    34.19%   24.97%   86.91%
-------------------------------------------------- ---------------------------

The following table sets forth for the period indicated the number of surgical cases.

                                        For the               For the
                                       Year Ended         Seven Months Ended
                                       December 31,             July 31,
                                    1997        1998        1998      1999
Number of Cases
     Bellaire .................     1857        1790        1086      1414
Total Number of Cases .........     1857        1790        1086      1414

Revenues Generated
     Bellaire .................   $2,314,638  $2,553,526  $1,374,255$2,419,663
Total Revenues Generated ......   $2,314,638  $2,553,526  $1,374,255$2,419,663

Avg. Revenue Generated per Case    $ 1246.44   $ 1426.55   $ 1265.43 $ 1711.22
Avg. Earnings Before Federal
       Income Tax per Case ....   $   253.93  $   488.90  $   315.92$   781.35

BELLAIRE 7 MONTH ENDING JULY 31, 1998 and 1999

         Bellaire SurgiCare made a concerted effort beginning in September of 1998 to increase both revenues and profits. The strategic plan that was implemented consisted of decreasing the number of cases being done in the less profitable, high cost service, and increasing the number of cases being done in the more profitable less cost intensive services. The results were realized almost immediately, 1414 case performed by July 1, 1999 compared to 1086 procedures done for the same period in 1997, this represents 30% increase in average monthly utilization

         In the seven months ending July 31, 1999 revenue rose to $2,419,663 compared to $1,374,255 for the same period in 1997, this represents a 76% over all increase. The significance of this increase is amplified by the fact that expenses for the same period rose a mere 28.6%. With Bellaire concentrating on increasing the number of cases done in the lower cost, higher profit surgical service, Bellaires' surgical expenses dropped to 13.07 % of revenue in 1999 from 21.79% for the same period in 1998.

         In 1999, in an effort to better capture incremental direct expense, some expenses previously classified, as "Professional Fee's" have been re-classified to "Contract Services". This change in classification dramatically altered the total expenses as a percentage of revenue for both of these accounts, however the net effect is unaltered.

         Salary and Surgical Cost, for this period dropped substantially as a percentage of total revenue. This can be directly attributed to the efforts of Bellaire to increase the surgical cases in the more profitable less cost intensive surgical services. Bellaire is able to do more cases with fewer supplies, and without the need for additional staff. Bellaires' increased revenues, and disproportionate increase in direct expenses, resulted in a 218% increase in pre tax income, from $343,089 for this period in 1998 to $1,104,824 in 1999.

         In July of 1999, SurgiCare incurred a one-time charge of $164,333. This charge was a fee for the termination of Bellaires' pre-existing management contract with Surgery Centers of America. As a direct result of the termination of this contact, there was a slight decrease in the management fee as a percentage of revenue, in the seven months ending July 31, 1999 over the same period in 1998. The management fee was decreased in July of 1999 only, therefore estimates that the cost of management will decrease more significantly in future periods.

BELLAIRE 12 MONTH ENDING DECEMBER 31, 1997 and 1998

         Bellaire began to shift its emphasis from the less profitable, high cost surgical procedures, to the more profitable less cost intensive services, in July 1998. The desired increase in the more profitable service, was delayed, and therefore not realized until October of 1998. This accounts for the decrease in the number of surgical cases for the Year ending December 31 1998 to 1790 cases, from 1857 cases for the same prior year period.

         However, the net effects of the increased number of cases being done in the more profitable less cost intensive services, which began in October of 1998, was realized by year end. The average revenues generated per case rose 15% to $1426.55 for the year ending December 31, 1998 form $1246.44 for the same period in 1997. More importantly the average earnings per case, before federal income tax, rose 92% form $253.93 for the year ending December 31, 1997, to $488.90 for the same period in 1998.

         Due to the expanded facility utilization in 1999, SurgiCare is planing to add one additional operating room to its Bellaire facility. This additional operating room will increase the capacity at Bellaire by 50%. The architectural and mechanical plans for this expansion must meet the approval of both the Texas Department of Health, and the City of Houston. This approval process can be lengthy, however management expects to begin its expansion and remodeling project by the end of fiscal 1999.

         The preliminary budget for this project is approximately $250,000. The funds for this expansion have been secured and approved through a conventional loan from the Southwest Bank of Texas. With the exemption of the above-mentioned remodeling project, SurgiCare does not anticipate the need to raise or borrow any additional funds to meet any of its obligations during the next 12 months.

         Prior to the reverse merger in July 1999, Bellaire SurgiCare was an S-Corporation and therefore any and all tax liabilities, and or credits, passed through directly to its shareholders. SurgiCare has therefore entered a one-time charge for deferred taxes of $429,000, based on Bellaires' balances at the time of the reverse merger.

Liquidity and Capital Resources

            Since its formation, the Company has financed its operating activities primarily through cash generated from operations. Net cash provided by operating activities increased from $1.4 million in fiscal 1998 to $1.8 million in fiscal 1999, due primarily to the level of net income and changes in operating assets and liabilities. The Company had $175 thousand of working capital as of July 31, 1999 compared to $171 thousand of working capital as of July 31, 1998.

            Capital expenditures increased from $9 thousand through July 31, 1998 to $35 Thousand for the same period in 1999. The increase was due to additional equipment required to increase case capacity within specific surgical services. Capital expenditures are expected to continue to increase slightly in the near future as SurgiCare continues to expand its Bellaire facility with addition of one more operative suite. All anticipated capitol expenditures, can and will be fund from operating revenues.

            SurgiCare does not foresee any trend or uncertainties that would impact the long or short-term liquidity of the company. The company does not plan or expect any material capital expenditures that would require additional source of funds.


 .

YEAR 2000 COMPLIANCE

         Many computer systems and software products are not capable of distinguishing twenty-first century ("Y2K") dates. As a result, many companies could experience operating problems because of the century change. There exists uncertainty concerning the magnitude of the problem associated with the century change.
         Throughout the first half of 1999 SurgiCare evaluated all of its computer hardware and software for Y2K compliance. SurgiCare has since upgraded its entire computer system, including all work stations, hubs and file servers, to equipment that is Y2K compliant. Furthermore SurgiCare has upgraded it's account, office, and patient record software to insure Y2K compliance. This upgrade was completed in August 1999. In addition SurgiCare has contracted through an independent biomedical engineering firm, to research and survey the Y2K compliance of all of its patient care equipment. The survey was completed in September 1999, and the results were immediately made available to management. The survey discovered no Y2K incompatibilities in any of the patient care equipment. However as a contingency SurgiCare plans to test all of its patient critical equipment prior to patient use in the first days of January 2000.

         SurgiCare has contacted 100% of its vendors that supply the company with its medical and pharmaceutical supplies, to determine if there are any Y2K issues that might cause an interruption in the delivery of surgical supplies. All of the vendors questioned, have responded indicating that their companies systems are Y2K complaint and no interruption of supplies are expected. SurgiCare is confident at this time that all of it's major vendors have prepared for Y2K and expect no delays or interruption in the delivery of supplies. The Company has, as a contingency, located and arranged additional sources for it's daily supplies. Therefore should current vendors encounter any Y2K problems, it would not prevent the Company from obtaining necessary supplies and materials from its other sources.

         The costs of the Company's Y2K program will not be material to financial condition or results of operations. The Company believes that there will be no significant disruptions in operations from Y2K related issues. However, failure of telecommunications or banking service providers to be Y2K compliant could have a material effect on the Company's financial position or results of operations. SurgiCare has received disclosures form its banking service provider that it is Y2K compliant, and expects no disruption due to any Y2K complications. However as a precaution management intends to increase its cash position at a secondary financial institution at the end of December 1999, to insure that it has adequate cash available in the event of an unforeseen Y2K event.

     As of January 27, 2000, SurgiCare has expirenced no material Y2K related complications.

ITEM 3. DESCRIPTION OF PROPERTY

         SurgiCare's principal office is located at 6699 Chimney Rock Rd., Suite 105, Houston, Texas, 77081. SurgiCare currently occupies space within the facility operated by its wholly owned subsidiary, Bellaire. This property is approximately 10,000 square feet, occupying about half of both the first and second floors of the building in which it is located. The property is leased from an unaffiliated third party for a term that expires in March 2003, with an annual rental of $ 172,081.92, payable monthly in the amount of $14,340.16. The rent has increased over prior years, in part because Bellaire has increased its rental space by approximately 637 square feet, as of August 1, 1999.. The balance of the increase can be attributed to a rental increase for Bellaires' pro-rate share of building overhead. SurgiCare maintains tenant fire and casualty insurance on its property located in such building in an amount deemed adequate by SurgiCare.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information, to the best knowledge of SurgiCare as of August 9, 1999, with respect to each person known by SurgiCare to own beneficially more than 5% of any class of SurgiCares outstanding common stock.


Title of Class ....Name and address of   Amount and nature of   Percent of Class
                    Beneficial Owner ...  Beneficial Ownership(a)
                                                                                7

Common Stock ....... SCOA II                 1,095,556                   8.695%
                     1930 S. Bryant
                     Edmond, OK 73013

Common Stock ....... David Blumfield         804,444 (b)                  6.357%
Series A Preferred . 7400 Fannin # 1100      100,000 (d)                  7.407%
                     Houston, TX 77056

Common Stock ....... Sherman Nagler          804,444 (b)                  6.357%
Series A Preferred . 1200 Binz               100,000 (d)                  7.407%
                     Houston, TX 77004

Common Stock ....... William Bradbury        804,444 (b)                  6.357%
Series A Preferred . 7400 Fannin #1100       100,000 (d)                  7.407%
                     Houston, TX 77056

Common Stock ....... Robert Parker           804,444 (b)                  6.357%
Series A Preferred . 14441 Memorial #16      100,000 (d)                  7.407%
                     Houston, TX 77079

Common Stock ....... Jeffery Penso           804,444 (b)                  6.357%
Series A Preferred . 11006 Westheimer        100,000 (d)                  7.407%
                     Houston, TX 77042

Common Stock ....... Gregory Mangum          804,444 (b)                  6.357%
Series A Preferred . 4754 Beechnut           100,000 (d)                  7.407%
                     Houston, TX 77096

Common Stock ....... Jeffrey Ross            804,444 (b)                  6.357%
Series A Preferred . 6624 Fannin #2450       100,000 (d)                  7.407%
                     Houston, TX 77030

Common Stock ....... Michael Mineo           804,444 (b)                  6.357%
Series A Preferred . 6699 Chimney Rock       100,000 (d)                  7.407%
                     Houston, TX 77081

Common Stock ....... Bruce Miller            804,444 (b)                  6.357%
Series A Preferred . 13737 S.W. Freeway      100,000 (d)                  7.407%
                     Sugarland, TX 77478

Common Stock ....... Brain Zale              804,444 (b)                  6.357%
Series A Preferred . 11320 S. Post Oak #1    100,000 (d)                  7.407%
                     Houston, TX 77035

Common Stock ....... Son Nguyen              804,444 (b)                  6.357%
Series A Preferred . 1120-A Dennis           100,000 (d)                  7.407%
                     Houston, TX 77004

Common Stock ....... Long Nguyen             804,444 (b)                  6.357%
Series A Preferred . 4007 Bellaire #FF       100,000 (d)                  7.407%
                     Houston, TX 77025

Common Stock ....... Larry Likover           804,444 (b)                  6.357%
Series A Preferred . 902 Frostwood #902      100,000 (d)                  7.407%
                     Houston, TX

Common Stock ....... Shirley Browne          402,222 (c)                  3.179%
Series A Preferred . P.O. Box 247             50,000 (d)                  3.704%
                     Richmond, TX 77406



a. As of July 21, 1999, 12,654,351shares of common stock were issued and outstanding. Unless otherwise noted, the security ownership disclosed in the table is of record and beneficial.

b. Includes 74,074 shares held in trust pursuant to that Voting Trust Agreement, dated, of July 28, 1999 (the "Voting Trust Agreement"), between and among the shareholders and David Blumfield, D.P.M., trustee. A total of 1,000,000 shares of Common Stock have been deposited in the voting trust created pursuant to such Voting Trust Agreement. Dr. Blumfield is deemed to have sole voting power as to such shares

c.  Includes 37,037 shares held in trust pursuant to the Voting Trust
    Agreement.

d. As of July 21, 1999, 1,350,000 shares of Series A Preferred were issued and outstanding. Unless otherwise noted, the security ownership of such Series A Preferred disclosed in the table is of record and beneficial.

(B) Security ownership of management.

     The following table sets forth information, to the best knowledge of SurgiCare as of July 21, 1999, with respect to the beneficial ownership of each officer and director, and all directors and executive officers as a group.


Title of Class ....Name and address of  Amount and nature of   Percent of Class
                    Beneficial Owner ...Beneficial Ownership (a)
Common Stock .......David Blumfield        804,449 (b)              6.357%
Series A Preferred .7400 Fannin #1100      100,000 (c)              7.407%
                    Houston, TX 7705

Common Stock .......Jeffery Penso          804,449 (b)              6.357%
Series A Preferred .11006 Westheimer       100,000 (c)              7.407%
                    Houston, TX 77042

Common Stock .......Sherman Nagler         804,449 (b)              6.357%
Series A Preferred .1200 Binz              100,000 (c)              7.407%
                    Houston, TX 77004

Common Stock .......Michael Mineo          804,449 (b)              6.357%
Series A Preferred .6699 Chimney Rock      100,000 (c)              7.407%
                    Houston, TX 77081

Common Stock .......Charles S. Cohen        30,000                  0.237%
                    5947 Bankside
                    Houston, TX 77096

All officers and dir                     3,247,796 (a)              25.67%
(five persons) .....                        400,00 (b)              29.62%


a. As of July 21, 1999, 12,654,351 shares of Common Stock were issued and outstanding. Unless otherwise noted, the security ownership disclosed in the table is of record and beneficial.

b.       Includes 74,074 shares held in trust pursuant to the Voting Trust
         Agreement.

c. As of July 21, 1999, 1,350,000 shares of Series A Preferred were issued and outstanding. Unless otherwise noted, the security ownership disclosed in the table is of record and beneficial.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         SurgiCares Directors and Executive Officers are as follows:


    Name /Address .................           Position              Age
David Blumfield ................... President and Chief Executive
7400 Fannin #1100 .................            Officer               41
Houston, TX 77056 .................           Director

Jeffrey Penso
11006 Westheimer ..................        Vice-President            44
Houston, TX 77042 .................           Director

Sherman Nagler
1200 Binz .........................           Secretary              44
Houston, TX 77004 .................           Director

Michael Mineo .....................           Treasurer
6699 Chimney Rock Houston, TX 77081           Director               55

Charles S. Cohen
5947 Bankside .....................    Chief Operating Officer       37
Houston, TX 77096 .................           Director


     Dr. David Blumfield D.P.M. was elected as a Director and President and Chief Executive Oficer of SurgiCare, Inc. on July 10, 1999. Dr. Blumfield has served as President of Bellaire Surgicare, Inc. since March of 1995. He has been in private practice for 15 years. He received his undergraduate degree in 1980 at Wilkes University, and then attended the Temple College of Podiatric Medicine. He has been a diplomat of the American Board of Podiatric Surgery since 1988.

     Charles S. Cohen was elected as a Director and Chief Operating Officer of SurgiCare, Inc. on July 10, 1999. Mr. Cohen has been the acting Chief Operating Officer of Bellaire Surgicare, Inc. since September 1998. Prior to September of 1998, Mr. Cohen was the President of Medical Distributors International, Inc.
(MDI) he was elected to that position in November of 1994. He has serverd as a Director of TMDI Medical, from 1995-1997. Both MDI and TMDI were involved with the international purchasing, importing, and exporting of medical and surgical equipment. Mr. Cohen was educated at the University of Missouri at Columbia in business.

     Dr. Jeffery Penso D.P.M. was elected as Director and Vice President of SurgiCare, Inc. on July 10, 1999. Dr. Penso has served as Vice-President of Bellaire Surgicare, Inc. since July of 1998. He has been in private practice for 16 years. He received his undergraduate degree in 1983 at University of Akron, and then attended the Ohio College of Podiatric Medicine. He has been a Diplomat of the American Board of Podiatric Surgery since 1988.

     Dr.  Michael  Mineo  D.P.M.  was  elected  as  Director  and  Treasurer  of
SurgiCare, Inc. on July 10, 1999. Dr. Mineo has served as Vice-President of Bellaire Surgicare, Inc. since March of 1995. He has been in private practice for 29 years. He received his undergraduate degree in 1964 from Geneva College, Beaver Falls, PA, and then attended the Ohio College of Podiatric Medicine. He has been a Diplomat of the American Board of Podiatric Surgery since 1979, and a Fellow of the American College of Foot Surgeons since 1980.

     Dr. Sherman Nagler D.P.M. was elected as Director and Secretary of SurgiCare, Inc. on July 10, 1999. Dr. Nagler has served as Secretary of Bellaire Surgicare, Inc. since March of 1995. He has been in private practice for16 years. He received his undergraduate degree in 1977 at State University of New York at Plattsburgh, and then attended the New York College of Podiatric Medicine. He has been a Diplomat of the American Board of Podiatric Surgery since 1985.

     The terms of office of SurgiCares current directors will expire at the next annual meeting of the stockholders. Thereafter, directors will hold office until the succeeding annual meeting or their successors are elected and qualified. SurgiCares officers hold office at the pleasure of the board of directors and until the meeting of the board of directors next following the annual meeting of stockholders, at which board meeting officers are to be elected.

ITEM 6. EXECUTIVE COMPENSATION

         The following table provides certain summary information concerning the compensation for each of the highest paid persons who are officers or directors of SurgiCare, Inc., and all other directors and officers as a group during the current fiscal year. Each of the persons indicated received their compensation as a director or officer of Bellaire.

        Name .........  Principal Position          Annual Compensation

 David Blumfield ...     President CEO                   $24,000

 Charles S. Cohen ...Chief Operating Officer             $75,000


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
          On July 21, 1999, the Board of Directors of both SurgiCare and Bellaire unanimously approved SurgiCare's acquisition, effective July 1, 1999. of 100% (1,350 shares) of the issued and out standing common stock of Bellaire in exchange for 10,955,556 shares of SurgiCare's common stock and 1,350,000 shares of SurgiCare's Series A Preferred. This acquisition was accounted for as a reverse merger. Following the closing of the transaction, Bellaire became a wholly owned subsidiary of SurgiCare. At the time of the approval by both boards of directors, the shareholders of Bellaire jointly held the majority of the issued and outstanding shares of SurgiCare. In addition four of the five members of the Board of Directors of SurgiCare each individually held 7.4% of the out standing and issued shares of Bellaire.
         In determining the amount and character of the consideration to be paid by SurgiCare for the Bellaire stock, the boards of directors of both SurgiCare and Bellaire considered numerous factors, including the then inactive status of SurgiCare and prior offers that Bellaire had received for the acquisition of Bellaire by others.
         SurgiCare has entered into an Agreement, effective July 1,1999 with SCOA, pursuant to which agreement SCOA will render certain administrative and other services to SurgiCare. SCOA has developed extensive policies and procedures that have been approved by all governmental licensing and regulatory authorities. These Policies and procedures pertain to both clinical and administrative services. Throughout this affiliation agreement SurgiCare is licensed to utilize these policies and procedures at each of its centers. SCOA has a managed care department that is continually reviewing managed care contracts, negotiating new contracts and negotiating the renewal of existing contract. Throughout the SCOA / SurgiCare affiliation agreement, SurgiCare utilizes the services provided by this department. SCOA has also negotiated national buying contracts that increase the buying power of each surgery center. These contract can substantially decrease the cost of surgical supplies. SurgiCare through its affiliation agreement participates in all of SCOA's national buying contract. SurgiCare will pay to SCOA 2% of the total cash collections monthly for these services. SurgiCare believes that the terms of such agreement are no less favorable to SurgiCare than could be obtained from surgery center management companies not affiliated with the Company. Prior to SurgiCare's reverse merger with Bellaire, SCOA provide management and administrative services to Bellaire. In consideration of the termination of this pre-existing management contract, SurgiCare issued SCOA 1,095,556 shares of SurgiCare common stock.

ITEM 8. DESCRIPTION OF SECURITIES

         The following is a summary of the material terms of SurgiCare's capital stock as set forth in its Amended and Restated Certificate of Incorporation (including the Certificate of Designation, Powers, Preferences and Rights of Series A Redeemable Preferred Stock)("Certificate of Designation") and Bylaws, as amended.

         Authorized Capital Stock. SurgiCare's Amended and Restated Certificate of Incorporation authorizes it to issue up to 50,000,000 shares of Common Stock, $.005 par value per share, and 20,000,000 shares of Preferred Stock, $.001 par value per share, in one or more classes or series with such designations, rights, preferences and restrictions as may be determined from time to time by the Board of Directors. Pursuant to the Certificate of Designation, the Board of Directors has designated 1,650,000 shares of Preferred Stock as Series A Redeemable Preferred Stock ("Series A Preferred"). 1,350,000 shares of Series A Preferred were issued to shareholders of Bellaire in connection with SurgiCare's acquisition of Bellaire, and are the only shares of Preferred Stock currently outstanding. SurgiCare may issue shares of stock for such consideration (not less than par value) and to such persons as the board of directors from time to time determines. Such persons may include management, promoters or their affiliates or associates, subject to the fiduciary duty of the Board to ensure that the transactions are fair to SurgiCare.

         Common and Preferred Stock. At the date of this registration statement, SurgiCare had issued and out standing 12,654,351 shares of Common Stock and 1,350,000 shares of Preferred Stock, comprised entirely of the Series A Preferred. All outstanding shares of Common Stock and Preferred Stock are legally issued, fully paid and non-assessable.

COMMON STOCK

         Liquidation Rights. Upon liquidation or dissolution, and after payment of the liquidation preference of any senior securities, including holders of the Series A Preferred, each outstanding share of Common Stock will be entitled to share equally in the remaining assets of SurgiCare legally available for distribution to shareholders after the payment of all debts and other liabilities.

         Dividend Rights. Except as to limitations contained in the Certificate of Designation regarding the priority of specified dividends for the Series A Preferred, there are no limitations or restrictions upon the rights of the Board of Directors to declare dividends on common stock out of any funds legally available therefor. Since the acquisition of Bellaire and the substantial redirection of SurgiCare's business, SurgiCare has not paid dividends on shares of Common Stock, and it is not anticipated that any dividends will be paid on shares of Common Stock in the foreseeable future. SurgiCare expects to pay dividends on the Series A Preferred in the amounts provided, out of legally available funds.. The Board of Directors initially may follow a policy of retaining all or substantially all earnings to finance the future growth of SurgiCare. Accordingly, future dividends, if any, on shares of Common Stock will depend upon, among other considerations, SurgiCare's need for cash to finance acquisitions, working capital, and its financial condition at the time.

         Voting Rights. Holders of shares of Common Stock of SurgiCare are entitled to cast one vote for each share held at all shareholders meetings (or by written consent in lieu thereof) for all purposes.

         Other Rights. Shares of Common Stock have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional shares of Common Stock . There are no redemption or sinking fund provisions applicable to shares of Common Stock.

PREFERRED STOCK.

         The Corporation is authorized to issue 20,000,000 shares of Preferred Stock, par value $.001 per share, in one or more classes or series with such designations, rights, preferences and restrictions as may be determined from time to time by the Board of Directors. Pursuant to the Certificate of Designation, the Board of Directors has designated 1,650,000 shares of Preferred Stock as the Series A Preferred, of which 1,350,000 shares are the only shares of Preferred Stock currently outstanding. The rights, preferences, privileges and restrictions the Common Stock and the Series A Preferred are identical in all respects, except that the holders of the Series A Preferred have certain conversion rights, and dividend and liquidation preferences as set forth below.

         Rank and Issue Price. The Series A Preferred Stock ranks prior to all of SurgiCare's Common Stock and to any future class or series of capital stock of SurgiCare not specifically ranking by its terms senior to or on parity with Series A Preferred Stock. The Series A Preferred Stock will rank junior to any other future class or series of capital stock specifically ranking by its terms senior to the Series A Preferred Stock and will rank on a parity with any future class or series of capital stock specifically ranking by its terms on parity with the Series A Preferred Stock, in each case as to distribution of assets upon liquidation, dissolution or winding up of SurgiCare, whether voluntary or involuntary. The Series A Preferred Stock was issued at to the Bellaire stockholders as part of the consideration for their Bellaire shares.. For the purposes of determining the redemption price and liquidation preference a threshold of $5 per share Of Series A Preferred Stock was fixed in the Certificate of Designation.

         Dividend Preference. Subject to the prior preferences and other rights of any senior securities, the holders of Series A Preferred Stock are entitled to receive, out of funds legally available for that purpose, cash dividends at the rate of $.48 per annum, payable in monthly installments. The dividends are cumulative from the date of the issuance of the Series A Preferred Stock and are payable in arrears, when and as declared by the Board of Directors, on the first day of each month, commencing on September 1, 1999.

         Liquidation Preference In the event of any liquidation, dissolution or winding up of SurgiCare, either voluntary or involuntary, the holders of the Series A Preferred Stock will be entitled to receive, prior to any distribution of any of the assets of SurgiCare to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to $5 per share plus all accrued or declared and unpaid dividends on such share. After payment has been made to the holders of the Series A Preferred Stock of the full amounts to which they are entitled, then the entire remaining assets and funds of SurgiCare legally available for distribution, if any shall be distributed equally among the holders of Common Stock.

         Conversion. The Series A Preferred Stock may be converted, at any time at the direction of the holder into shares of Common Stock on a 1 to 1 basis.

         Redemption by the Company. The Series A Preferred Stock may not be redeemed prior to the first anniversary of the date of issue of the Series A Preferred Stock. Thereafter, the Series A Preferred Stock may be redeemed by SurgiCare, upon vote of not less than two-thirds of the directors comprising the full Board of Directors of SurgiCare, in cash at any time in whole or ratably if less than all shares are redeemed, at the option of SurgiCare, at a redemption price per share equal to the sum of $5 plus all accrued or declared and unpaid dividends on such share.

         Voting Rights. Holders of Series A Preferred Stock are entitled to one vote for each share of Series A Preferred Stock held at all shareholders meetings for all purposes.

         Possible Adverse Effect on Change of Control. Subject to the rights of senior securities, the Board of Directors may, without prior shareholder approval, issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the relative voting power or other rights of the holders of common stock. Preferred stock could be used, under certain circumstances, as a method of discouraging, delaying, or preventing a change in control of SurgiCare. SurgiCare expects that it may issue additional shares of preferred stock, in one or more series, with such rights and preferences as to such matters, including dividends, liquidation preferences and voting and conversion rights, as determined by the board of directors, in connection with future acquisitions of ambulatory surgery centers. If SurgiCare issues preferred stock, such issuance may have a dilutive effect upon the common stockholders.

         In addition, Article IX of SurgiCare's Certificate of Incorporation provides that special meetings of the stockholders may be called only by the Board of Directors, or by a majority of the members of the Board of Directors, or by a committee of the Board of Directors which has been duly designated by the Board of Directors with the power to call meetings, subject to such rights of other persons to call special meetings as may be granted by the Certificate of Incorporation, or any amendment thereto or any certificate filed under
Section 151(g) of the Delaware General  Corporation Law. SurgiCare believes that
Article IX is necessary to provide for proper order in the conduct of its corporate affairs, but recognizes that Article IX could have the effect of discouraging or delaying a change of control.

REPORTS TO SHAREHOLDERS

         If SurgiCare's obligation to file reports with the Commission is suspended, SurgiCare will no longer file such reports but it intends to continue to furnish holders of SurgiCare's common stock and preferred stock with quarterly financial reports containing un-audited financial statements and annual reports containing audited financial statements

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

MARKET INFORMATION

         SurgiCare's Common Stock currently is not traded on any national securities exchange or other public market. SurgiCare's management intends to apply, or assist in an appropriate application, for the qualification of its Common Stock to be quoted on either the "American Stock Exchange or the National Association of Securities Dealers, Inc.'s Small Cap Exchange but there can be no assurance that SurgiCare's securities will become eligible to be quoted or that any market will develop for SurgiCare's securities.

          There has been no market for SurgiCare's stock in the last two years. Accordingly, there is no range of high and low bid prices for its Common Stock.

PENNY STOCK

         SurgiCare's common stock may be classified as "penny stock" as defined by the Securities and Exchange Commission. The Securities and Exchange Commission has adopted a Rule which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions that do not currently apply to SurgiCare's stock. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination, and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor incases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. These requirements may reduce the level of trading activity in the market for a stock that is subject to the penny stock rules and therefore make it more difficult to sell those shares.

HOLDERS

         SurgiCare believes that there were approximately 315 holders of record of the Companys Common Stock, and 14 holders of the Companys Series A Preferred as of July 21, 1999.
DIVIDENDS

         SurgiCare has not paid dividends on shares of its Common Stock within the last two years.

CONVERTIBLE SECURITIES AND RESTRICTED SECURITIES

         Convertible Securities. At the date of filing of this registration statement, there are 1,350,000 shares of Series A Preferred Stock outstanding. Each share of Series A Preferred Stock is convertible at the option of the holder into one share of Common Stock of SurgiCare.

         No options or warrants to purchase shares of Common Stock or Series A Preferred Stock have been issued by SurgiCare. Restricted Securities. As of July 21, 1999 there were approximately 315 holders of record of SurgiCares Common Stock and 14 holders of record of its Series A Preferred Stock. Currently 11,055,556 of the 12,654,351 shares of Common Stock and all of the shares of Series A Preferred Stock issued and outstanding are deemed to be "restricted securities" within the meaning of Rule 144 promulgated under the Securities Act and may be publicly resold only if registered under the Securities Act in the future or sold in accordance with an applicable exemption from registration, such as is set forth in Rule 144. SurgiCare believes that its directors and officers constituting affiliates of SurgiCare currently own 3,247,776 restricted shares of Common Stock and 400,000 restricted shares of Series A Preferred Stock.

     In general, under Rule 144 as currently in effect, a person (including an affiliate of SurgiCare) who beneficially has owned restricted securities that were acquired from SurgiCare for at least one year prior to an intended sale date is entitled to sell within any three-month period a number of shares that does not exceed the greater of the following: a. one percent of the number of shares of common stock then outstanding; or b. the average weekly reported trading volume of the common stock during the four calendar weeks immediately preceding the date on which notice of such sale is filed with the Securities and Exchange Commission, provided that manner of sale and notice requirements and requirements as to the availability of current public information concerning SurgiCare are satisfied.

         Under Rule 144(k), a person who has not been an affiliate of SurgiCare for at least three months preceding the intended sale date and who beneficially has owned restricted securities acquired from SurgiCare for at least two years prior to the sale date, would be entitled to sell the shares without volume limitations, manner of sale provisions, or notification requirements.

         Shares owned by persons who, under the Securities Act, are deemed to be affiliates of SurgiCare are subject to volume limitations, manner of sale provisions, notification requirements, and requirements as to the availability of current public information regarding SurgiCare, regardless of how long the shares have been owned. As defined in Rule 144, an affiliate of an issuer is a person that directly or indirectly through the use of one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer. SurgiCare believes that Messrs. Blumfield, Penso, Nagler, Mineo and Cohen (its directors and officers) are affiliates of SurgiCare. TRANSFER AGENT

     SurgiCares transfer agent is First National Trust Company, their address is 240 N. Jones Blvd, STE F-206, Las Vegas, NV 89107. Their toll free telephoned number is 1-888-505-3721.

ITEM 2. LEGAL PROCEEDINGS

         SurgiCare is not party to, and none of its property or holdings is subject to, any pending or threatened legal, governmental, administrative or judicial proceedings that will have a material adverse effect upon SurgiCares condition or operation.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         On June 15, 1999, TCI retained Philip H. Salchli, Certified Public Accountant, to serve as its independent accountant. Philip H. Salchli is a member of the SEC Practice Section of the AICPA. Mr. Salchli preformed an independent audit for both 1997 and 1998. The audit opinion was issued with no qualification or modifications. On May 28, 1999, Bellaire retained Weinstein Spira & Company, Certified Public Accountants, to serve as its independent accountants. Weinstein Spira & Company, P.C. is also a member of the SEC Practice Section of the AICPA. Weinstien Spira and Company preformed an independent audit Bellaire, for both 1997 and 1998.

         As of the date of this registration statement Philip H. Salchli is no longer the principal independent accountant for SurgiCare (formely Technical Coatings, Inc), and Weinstein Spira & Company has been retained as the principal independent public accountants for both SurgiCare and Bellaire. To the best of
the  knowledge  of   SurgiCares   current   management,   there  have  been  no
disagreements between SurgiCare and either of its current or former accountants during the last two years over any accounting policy or practice.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

         On July 2, 1999 Technical Coatings issued 100,000 Shares of Common Stock to Marjorie Kleiman Mintz, personally and as surviving spouse of Martin Kleiman, in exchange for all of her rights, title and interest in a judgement owned by her in the amount of $211,040.40 plus interest and attorney's fees, pursuant to Settlement Agreement dated July, 7, 1999. The original judgement had been issued against TCI in the Circuit Court of the Eleventh Judicial Circuit in and for Dade County Florida, on April 20, 1990. This transaction took place prior to the Bellaire Shareholders acquiring the Technical Coatings Stock There is no remaining contingent liabilities as a result of this settlement agreement.

                  Pursuant to the Settlement Agreement, Mrs. Kleiman Mintz agreed that for a period of one year she would not sell more than 25% of the shares of Common Stock received by her, increasing by 25% per year thereafter. The Settlement Agreement further provides that if at any time the Common Stock reaches a market price of $5.00 per share, and maintains that market price for a period of 90 days, all restrictions imposed by the Settlement Agreement would be released. The stock issued is subject to the restrictions of Rule 144., and any restriction imposed by that rule shall supersede any restrictions imposed, or released, pursuant to the terms of the Settlement Agreement.

         On July 21, 1999, SurgiCare issued 9,860,000 shares of its Common Stock, with a $0.005 per share par value, and 1,350,000 shares of its Series A Preferred, to the shareholders of Bellaire pursuant to a Stock Exchange Agreement effective July 1, 1999. The shares were issued as part of a stock for stock exchange, upon the completion of which SurgiCare became the sole shareholder of Bellaire.

         On July 18,1999 SurgiCare issued 1,095,566 shares of its Common Stock to SCOA pursuant to an agreement, dated July 1, 1999, among SurgiCare, SCOA and Bellaire (the "SCOA Agreement"). The shares issued to SCOA were issued in satisfaction of SCOA's rights, under a previous agreement with Bellaire, to participate in the proceeds of any transaction resulting in a change of control of Bellaire, and in connection with the agreed early termination of that agreement.

         No underwriters were involved in any of the foregoing sales or issuance of securities. Such sales or issuance were made in reliance upon an exemption from the registration provisions of the Securities Act set forth in Section 4(2) thereof relative to sales by an issuer not involving any public offering, or the rules and regulations thereunder. Each individual receiving securities in the foregoing sales or issuance is believed by SurgiCare to be an "accredited investor" as that term is defined under Rule 501 of Regulation D under the Securities Act, and to have been provided with, or have by virtue of their position access to, adequate information concerning SurgiCare at the time of the respective issuance. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.



ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

          Section 145 of the Delaware General Corporation Law provides in relevant parts as follows: A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including
               attorneys   fees),   judgments,   fines,  and  amounts  paid  in
               settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or on a plea of no lo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

          A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the feet that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at there quest of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine on application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper

          To the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in 1) or
               (2) of this subsection, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys fees) actually and reasonably incurred by him in connection therewith.

          The indemnification provided by this section shall not be deemed exclusive of any other rights to which those seeking indemnification may been titled under any bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

     The foregoing discussion of indemnification merely summarizes certain aspects of indemnification provisions and is limited by reference to the above-discussed sections of the Delaware Corporation Law.

         SurgiCares Certificate of Incorporation and Bylaws provide that SurgiCare "shall indemnify," and advance litigation expenses, to the full extent of its power to do so, all directors, officers, employees, and/or agents. It is anticipated that SurgiCare will indemnify its officers and directors to the full extent permitted by the above-quoted statute.

         Insofar as indemnification by SurgiCare for liabilities arising under the Securities Act may be permitted to officers and directors of SurgiCare pursuant to the foregoing provisions or otherwise, SurgiCare is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.



PART F/S
FINANCIAL STATEMENTS

                          TABLE OF CONTENTS



                                                         Page Number


Independent Auditors Report                                 F/S 1

Consolidated Balance Sheets                                 F/S 2

Consolidated Statements of Earnings                         F/S 3

Consolidated Statements of Shareholders Equity              F/S 4

Consolidated Statements of Cash Flows                       F/S 5

Notes to Consolidated Financial Statements                  F/S 6

                  Independent Auditors Report



The Board of Directors
Surgicare, Inc.
(formerly Bellaire Surgicare, Inc.)
Houston, Texas

     We have audited the accompanying Consolidated Balance Sheets of Surgicare, Inc. (formerly Bellaire Surgicare, Inc.) as of December 31, 1998 and 1997, and the related Consolidated Statements of Earnings, Shareholders Equity, and Cash Flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SurgiCare, Inc. (formerly Bellaire Surgicare, Inc.) as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.





WEINSTEIN SPIRA & COMPANY, P.C.
Houston, Texas
June 28, 1999, except for Note 2,
  as to which the date is July 21, 1999.


                                     -F/S 1-

                                SURGICARE, INC.
                      (FORMERLY BELLAIRE SURGICARE, INC.)
                          CONSOLIDATED BALANCE SHEETS

                                               December 31,       July 31,

                                              1997        1998         1999
             ASSETS                                                 (Unaudited)
-------------------------------------------------------------------------------
Current Assets
-------------------------------------------------------------------------------
  Cash and cash equivalents               $  108,142  $   57,049  $   144,959
-------------------------------------------------------------------------------
  Accounts receivable (less allowance
   for contractual adjustments and
   doubtful accounts of $378,000 and
   $835,000 at December 31, 1997 and         566,765     923,432   1,524,505
   1998, respectively)
-------------------------------------------------------------------------------
  Inventory                                   45,999      47,987      48,388
-------------------------------------------------------------------------------
  Prepaid expenses                            30,038      26,210      33,927
-------------------------------------------------------------------------------
  Federal income tax receivable                                       30,428
-------------------------------------------------------------------------------
  Other current assets                         3,017       5,862       4,450
-------------------------------------------------------------------------------
    Total Current Assets                     753,961   1,060,540   1,786,657
-------------------------------------------------------------------------------
Property and Equipment
-------------------------------------------------------------------------------
  Office furniture and equipment              30,996      34,445      35,159
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  Medical and surgical equipment             601,164     583,648     590,914
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  Leasehold improvements                       4,513      28,016      28,016
-------------------------------------------------------------------------------
  Computer equipment                          36,237      38,175      56,278
--------------------------------------------------------------------------------
                                             672,910     684,284     710,367
--------------------------------------------------------------------------------
  Less:  Accumulated depreciation and        307,512     401,988     416,961
amortization
--------------------------------------------------------------------------------
                                             365,398     282,296     293,406
-------------------------------------------------------------------------------
Goodwill                                                             172,104
-------------------------------------------------------------------------------
                                          $1,119,359  $1,342,836  $2,252,167

-------------------------------------------------------------------------------
               LIABILITIES
-------------------------------------------------------------------------------
  Current portion of capital lease        $   12,534  $    7,386  $    7,923
  obligations
-------------------------------------------------------------------------------
  Notes payable                              560,814     545,278     552,951
-------------------------------------------------------------------------------
  Accounts payable                            90,569      37,826     153,527
-------------------------------------------------------------------------------
  Accrued expenses                            29,964      49,811      44,144
-------------------------------------------------------------------------------
  Deferred federal income tax                                        494,000
-------------------------------------------------------------------------------
    Total Current Liabilities                693,881     640,301   1,252,545
--------------------------------------------------------------------------------
Long-Term Capital Lease Obligations           14,559       7,491      50,062
-------------------------------------------------------------------------------
                                             708,440     647,792   1,302,607
------------------------------------------------------------------------------
          SHAREHOLDERS' EQUITY

Preferred Stock, Series A, par value
  $.001, 1,650,000 authorized, 1,350,000
  issued and outstanding at July 31, 1999                              1,350
  with a redemption and liquidation value
  of $6,750,000.
-------------------------------------------------------------------------------
Common Stock, par value $.10, 1,000,000
  shares authorized, 1,400 issued at
  December 31, 1997 and 1998                     140         140
-------------------------------------------------------------------------------
Common Stock, par value $.005,
  50,000,000 shares authorized,
  12,654,351 issued and outstanding at                                63,272
  July 31, 1999
-------------------------------------------------------------------------------
Additional Paid-In Capital                    13,860      32,610     892,506
-------------------------------------------------------------------------------
Retained Earnings                            417,419     765,794      11,251
--------------------------------------------------------------------------------
Less: Treasury stock, 150 shares at cost                 (54,750)
-------------------------------------------------------------------------------
      Shareholder receivables                (20,500)    (48,750)    (18,819)
-------------------------------------------------------------------------------
                                             410,919     695,044     949,560
-------------------------------------------------------------------------------
                                          $1,119,359  $1,342,836  $2,252,167

                                     F/S 2

                                 SURGICARE, INC.
                       (FORMERLY BELLAIRE SURGICARE, INC.)
                       CONSOLIDATED STATEMENTS OF EARNINGS




                                          For the              For the
                                          Year Ended     Seven Months Ended
                                         December 31,          July 31,
-------------------------------------------------------------------------------
                                        1997       1998      1998      1999
-------------------------------------------------------------------------------
                                                               (Unaudited)
-------------------------------------------------------------------------------
Revenues, net                        $2,314,638 $2,559,526 $1,374,255 $2,419,663
-------------------------------------------------------------------------------
Expenses

-------------------------------------------------------------------------------
  Surgical costs                      544,003    469,528   299,477   337,906
-------------------------------------------------------------------------------
  Salaries, wages and benefits        390,705    389,999   218,431   287,251
-------------------------------------------------------------------------------
  Contract services                    33,179     31,871    16,827    52,255
-------------------------------------------------------------------------------
  Management fees                     206,061    204,328   124,650   160,004
-------------------------------------------------------------------------------
  Management company termination fee                                 164,333
-------------------------------------------------------------------------------
  Rent                                168,083    168,083    98,048   100,911
-------------------------------------------------------------------------------
  Depreciation and amortization       134,683    131,559    92,454    65,113
-------------------------------------------------------------------------------
  Insurance                            14,804     21,603    12,042    13,979
-------------------------------------------------------------------------------
  Professional fees                   150,540     87,460    70,585     9,357
-------------------------------------------------------------------------------
  Interest expense                     57,668     45,139    25,859    25,625
-------------------------------------------------------------------------------
  Repairs and maintenance              29,365     52,154    32,497    30,359
-------------------------------------------------------------------------------
  Other operating expenses            100,164     66,456    22,664    62,245
-------------------------------------------------------------------------------
  Taxes                                15,411     28,605    17,632    17,526
-------------------------------------------------------------------------------
                                     1,844,666  1,696,785 1,031,166 1,326,864
-------------------------------------------------------------------------------
Other Income
-------------------------------------------------------------------------------
  Gain on sale of property and                     5,092              12,025
   equipment
-------------------------------------------------------------------------------
  Miscellaneous income                  1,574      7,292
--------------------------------------------------------------------------------
                                        1,574     12,384              12,025
-------------------------------------------------------------------------------
Earnings Before Federal Income Tax    471,546    875,125   343,089  1,104,824
  Expense
-------------------------------------------------------------------------------
Federal Income Tax Expense (Benefit)
-------------------------------------------------------------------------------
  Current                                                            (30,428)
-------------------------------------------------------------------------------
  Deferred                                                           494,000
-------------------------------------------------------------------------------
                                                                     463,572
-------------------------------------------------------------------------------
Net Earnings                         $471,546   $875,125  $343,089  $641,252
-------------------------------------------------------------------------------
Pro forma income data (unaudited):
-------------------------------------------------------------------------------
  Earnings before federal income     $471,546   $875,125  $343,089  $1,104,824
  tax expense
-------------------------------------------------------------------------------
  Pro forma federal and state        (183,903)  (341,299) (133,805) (430,881)
  income tax
-------------------------------------------------------------------------------
  Pro forma Net Earnings             $287,643   $533,826  $209,284  $673,943
-------------------------------------------------------------------------------
  Pro forma earnings per share -     $    .02   $    .05  $    .02  $    .06
  basic and diluted

                 See notes to consolidated financial statements.

                                     -F/S 3-

                       SURGICARE, INC.
             (FORMERLY BELLAIRE SURGICARE, INC.)
         CONSOLIDATED STATEMENTS OF SHAREHOLDERS EQUITY
 For the Years Ended December 31, 1997 and 1998 and for the
      Seven Month Period Ended July 31, 1999 (Unaudited)

                                                $.10 Par Value $.005 Par Value Additional
                               Preferred Stock   Common Stock   Common Stock     Paid-in Treasury Stock Shareholder Retained Total
                                                                                 Capital                eceivables  EarningsEquity
                              Shares    Amount  Shares Amount  Shares   Amount            Shares Amount
----------------------------- --------- ------- ------- ----- --------- ------- --------- ----- -------- --------- -------- --------
Balance - December 31, 1996                      1,400   140                     $13,860                  $(28,000)$456,873 $442,873
----------------------------- --------- ------- ------- ----- --------- ------- --------- ----- -------- --------- -------- --------
Distributions to shareholders                                                                                     (511,000)(511,000)
----------------------------- --------- ------- ------- ----- --------- ------- --------- ----- -------- --------- -------- --------
Collections on shareholder                                                                                  7,500             7,500
  receivables
----------------------------- --------- ------- ------- ----- --------- ------- --------- ----- -------- --------- -------- --------
Net Earnings                                                                                                        471,546 471,546
----------------------------- --------- ------- ------- ----- --------- ------- --------- ----- -------- --------- -------- --------
Balance - December 31, 1997                      1,400   140                      13,860                  (20,500)  417,419 410,919
----------------------------- --------- ------- ------- ----- --------- ------- --------- ----- -------- --------- -------- --------
Distributions to shareholders                                                                                     (526,750)(526,750)
----------------------------- --------- ------- ------- ----- --------- ------- --------- ----- -------- --------- -------- --------
Purchase of Treasury stock                                                                (400)$(146,000)                  (146,000)
----------------------------- --------- ------- ------- ----- --------- ------- --------- ----- -------- --------- -------- --------
Sale of Treasury stock                                                            18,750   250   91,250  (110,000)
----------------------------- --------- ------- ------- ----- --------- ------- --------- ----- -------- --------- -------- --------
Collections on shareholder                                                                                 81,750            81,750
  receivables
----------------------------- --------- ------- ------- ----- --------- ------- --------- ----- -------- --------- -------- --------
Net Earnings                                                                                                       875,125  875,125
----------------------------- --------- ------- ------- ----- --------- ------- --------- ----- -------- --------- -------- --------
Balance - December 31, 1998                      1,400   140                      32,610  (150) (54,750) (48,750)  765,794  695,044
----------------------------- --------- ------- ------- ----- --------- ------- --------- ----- -------- --------- -------- --------
Distributions to shareholders                                                                                     (599,000)(599,000)
----------------------------- --------- ------- ------- ----- --------- ------- --------- ----- -------- --------- -------- --------
Sale of Treasury stock                                                             8,500   100   36,500   (45,000)
----------------------------- --------- ------- ------- ----- --------- ------- --------- ----- -------- --------- -------- --------
Cancellation of Treasury
  stock                                            (50)   (5)                    (18,245)   50   18,250
----------------------------- --------- ------- ------- ----- --------- ------- --------- ----- -------- --------- -------- --------
Stock issued for termination
  of management agreement                                     1,095,556  $5,478 158,855                                      164,333
----------------------------- --------- ------- ------- ----- --------- ------- --------- ----- -------- --------- -------- --------
Net earnings -
  January 1, 1999 to                                                                                                576,001  576,001
  June 30, 1999
----------------------------- --------- ------- ------- ----- --------- ------- --------- ----- -------- --------- -------- --------
Capitalization of S                                                              742,795                            (742,795)
  corporation earnings
----------------------------- --------- ------- ------- ----- --------- ------- --------- ----- -------- --------- -------- --------
Contributions by shareholders                                                     27,000                                      27,000
----------------------------- --------- ------- ------- ----- --------- ------- --------- ----- -------- --------- -------- --------
Shares exchanged in reverse   1,350,000 $1,350  (1,350) (135) 11,558,79  57,794  (59,009)
  acquisition
----------------------------- --------- ------- ------- ----- --------- ------- --------- ----- -------- --------- -------- --------
Dividends paid to preferred                                                                                         (54,000)(54,000)
  shareholders
----------------------------- --------- ------- ------- ----- --------- ------- --------- ----- -------- --------- -------- --------
Collections on shareholder                                                                                 74,931             74,931
  receivables
----------------------------- --------- ------- ------- ----- --------- ------- --------- ----- -------- --------- -------- --------
Net earnings - July 1, 1999
  to July 31, 1999                                                                                                  65,251    65,251
----------------------------- --------- ------- ------- ----- --------- ------- --------- ----- -------- --------- -------- --------
Balance - July 31, 1999       1,350,000 $1,350          $     12,654,35 $63,272 $892,506        $        $(18,819)  $11,251 $949,560
  (unaudited)
----------------------------- --------- ------- ------- ----- --------- ------- --------- ----- -------- --------- -------- --------






                 See notes to consolidated financial statements.
                                     -F/S 4-

                                 SURGICARE, INC.
                       (FORMERLY BELLAIRE SURGICARE, INC.)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                           For the              For the
                                          Year Ended       Seven Months Ended
                                         December 31,           July 31,

                                        1997       1998      1998      1999
                                                             (Unaudited)

Cash Flows From Operating Activities
-------------------------------------------------------------------------------
  Net earnings                       $471,546   $875,125  $343,089  $641,252
-------------------------------------------------------------------------------
  Adjustments to reconcile net
   earnings to net cash provided by
   operations:
--------------------------------------------------------------------------------
    Depreciation and amortization     134,683    131,559    92,454    65,113
-------------------------------------------------------------------------------
    Gain on sale of property and                  (5,092)            (12,025)
    equipment
-------------------------------------------------------------------------------
    Deferred federal income tax                                      494,000
--------------------------------------------------------------------------------
    Management company termination                                   164,333
    fee
--------------------------------------------------------------------------------
    (Increase) Decrease in:
--------------------------------------------------------------------------------
      Accounts receivable             (50,095)  (356,667)    2,044  (601,073)
--------------------------------------------------------------------------------
      Inventory                        45,370     (1,988)   (4,001)     (401)
-------------------------------------------------------------------------------
      Prepaid expenses                   (518)     3,828    (4,775)   (7,717)
-------------------------------------------------------------------------------
      Other current assets             (3,017)    (2,845)    3,176     1,412
-------------------------------------------------------------------------------
      Federal income tax receivable                                  (30,428)
-------------------------------------------------------------------------------
    Increase (Decrease) in:
--------------------------------------------------------------------------------
      Accounts payable                 14,211    (52,743)  (27,295)  115,701
--------------------------------------------------------------------------------
      Accrued expenses                (24,846)    19,847    (7,346)   (5,667)
--------------------------------------------------------------------------------
    Net Cash Provided by Operating    587,334    611,024    397,346  824,500
      Activities
-------------------------------------------------------------------------------
Cash Flows From Investing Activities
---------------------------------------------------------------------------------
  Capital expenditures                (17,080)   (70,865)   (9,016)  (34,898)
--------------------------------------------------------------------------------
  Collections on shareholder            7,500     81,750     6,000    74,931
  receivable
-------------------------------------------------------------------------------
  Proceeds from sale of property                  27,500              24,450
  and equipment
--------------------------------------------------------------------------------
  Acquisition of Surgicare, Inc.                                    (172,104)
-------------------------------------------------------------------------------
    Net Cash Used in Investing         (9,580)   (38,385    (3,016) (107,621)
    Activities
-------------------------------------------------------------------------------
Cash Flows From Financing Activities
-------------------------------------------------------------------------------
  Borrowings on debt                  656,000     78,500             136,000
-------------------------------------------------------------------------------
  Payments on debt                   (719,055)  (118,369)  (92,228) (128,327)
--------------------------------------------------------------------------------
  Principal payments on capital       (25,557)   (12,216)   (7,125)  (10,642)
  lease
-------------------------------------------------------------------------------
  Purchase of treasury stock                    (121,667)
-------------------------------------------------------------------------------
  Contributions by shareholders                                       27,000
-------------------------------------------------------------------------------
  Dividends paid to preferred                                        (54,000)
  shareholders
-------------------------------------------------------------------------------
  Distributions to shareholders      (511,000)  (526,750) (297,067) (599,000)
-------------------------------------------------------------------------------
    Net Cash Used in Financing       (599,612)  (700,502) (396,420) (628,969)
      Activities
-------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and
  Cash Equivalents                    (21,858)   (51,093)   (2,090)   87,910
-------------------------------------------------------------------------------
Cash and Cash Equivalents -           130,000    108,142   108,142    57,049
Beginning of Period
-------------------------------------------------------------------------------
Cash and Cash Equivalents - End of   $108,142   $ 57,049  $106,052  $144,959
Period
-------------------------------------------------------------------------------
Non-Cash Investing and Financing
Activities
-------------------------------------------------------------------------------
  Purchase of treasury stock with
  note payable
-------------------------------------------------------------------------------
                                     $       0  $  24,333 $       0 $       0
-------------------------------------------------------------------------------
  Notes receivable from sale of
   Treasury stock
--------------------------------------------------------------------------------
                                     $       0  $ 110,000 $       0 $  45,000
-------------------------------------------------------------------------------
  Capital lease for medical
  equipment
--------------------------------------------------------------------------------
                                     $       0  $       0 $       0 $  53,750

-------------------------------------------------------------------------------
Supplemental Cash Flow Information
-------------------------------------------------------------------------------
  Interest paid
-------------------------------------------------------------------------------
                                     $  54,993  $  46,938 $  25,859 $  25,625

                                     -F/S 5-

                                 SURGICARE, INC.
                       (FORMERLY BELLAIRE SURGICARE, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  December 31, 1997 and 1998 and July 31, 1999
      (Information as of July 31, 1999 and for the Seven Months Ended July
                        31, 1998 and 1999 is unaudited.)


Note 1 - Accounting Policies

Surgicare, Inc. (the Company) maintains its accounts on the accrual method of accounting in accordance with generally accepted accounting principles. Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Description of Business

Bellaire  Surgicare,  Inc. (Bellaire) was formed in
January, 1995 as a Texas corporation to operate a day surgery center in Houston, Texas and therefore opeates as a single segment. Effective July 1, 1999, Bellaire acquired Surgicare, Inc. (formerly Technical Coatings, Inc.) in a reverse acquisition. Bellaire Surgicare, Inc. is now a wholly-owned subsidiary of Surgicare, Inc.

Principles of Consolidation

     These consolidated  financialstatements include the accounts of the Company
and  its  wholly-owned  subsidiary,   Bellaire  Surgicare,   Inc.  All  material
intercompany balances and transactions have been eliminated in consolidation.

Unaudited  Interim  Consolidated

Financial Statements The consolidated financial statements as of July 31, 1999 and for the seven months ended July 31, 1998 and 1999 and the notes thereto are unaudited. They reflect all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary to fairly depict the results for the periods presented.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Revenue is recognized on the date the procedures are performed, and accounts receivable are recorded at that time. Revenues are reported at the estimated realizable amounts from patients and third-party payers. Earnings are charged with a provision for contractual adjustments and doubtful accounts based on fee schedules, contracts and collection experience. Contractual adjustments and accounts deemed uncollectible are applied against the allowance account. If such third-party payers were to change their reimbursement policies, the effect on revenue could be significant.

Inventory

Inventory consists of medical and pharmaceutical supplies which are stated at the lower of cost or market. Cost is determined under the first-in, first-out method.
                                     -F/S 6-

                                 SURGICARE, INC.
                       (FORMERLY BELLAIRE SURGICARE, INC.)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                  December 31, 1997 and 1998 and July 31, 1999
      (Information as of July 31, 1999 and for the Seven Months Ended July
                        31, 1998 and 1999 is unaudited.)


     Property and Equipment Property and equipment are presented at cost. Medical and surgical equipment, of approximately $144,000, under capital lease is recorded at the present value of future minimum lease payments. Depreciation and amortization are computed at rates considered sufficient to amortize the cost of the assets, using the straight-line method over their estimated useful lives as follows:

           Office furniture and equipment           7 years
           Medical and surgical equipment           5 years
           Leasehold improvements                   5 years
           Computer equipment                       5 years

     Goodwill Goodwill arises from the acquisition of assets at an amount in excess of their fair market value. Amortization is computed by the straight-line method over 15 years.

  Federal Income Taxes
     Prior to July 1, 1999, the Company had elected to be taxed as an S corporation under provisions of the Internal Revenue Code. As such, current taxable income had been included on the income tax returns of the shareholders for federal income tax purposes and no provision had been made for federal income taxes. Effective July 1, 1999, the Company changed its election to be taxed as a C corporation under the Internal Revenue Code. Taxes on income are provided based upon Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                    -F/S 7-

                                 SURGICARE, INC.
                       (FORMERLY BELLAIRE SURGICARE, INC.)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                  December 31, 1997 and 1998 and July 31, 1999
      (Information as of July 31, 1999 and for the Seven Months Ended July
                        31, 1998 and 1999 is unaudited.)

Note 2 - Acquisition

     On July 21, 1999, the shareholders of Bellaire paid $125,000 to an individual for 1,000,000 shares of common stock (approximately 60%) of Technical Coatings, Inc. (a publicly-held company with no assets, liabilities or revenues). The name of Technical Coatings, Inc. was changed to Surgicare, Inc. Effective July 1, 1999, in a reverse acquisition accounted for as a purchase, the Bellaire shareholders received 1,350,000 shares of preferred stock and 9,860,000 shares of $.005 par common stock for all of the Bellaire common stock, and Bellaire became a wholly-owned subsidiary of Surgicare, Inc. In connection with this transaction, the management company received 1,095,556 shares of common stock as a termination fee. After these transactions, the former Bellaire shareholders owned approximately 86% of Surgicare, Inc. The acquisition costs of $172,104, including legal fees, have been allocated to goodwill in these consolidated financial statements.


Note 3 - Unaudited  Pro Forma Net Earnings  and Pro Forma  Earnings
Per Share



     Pro forma earnings per share represent pro forma net earnings (after a pro forma provision for income taxes as if the Company had been subject to federal and state income taxation as a C corporation since inception) available to common shareholders divided by the pro forma weighted average number of common shares outstanding during the period. Pro forma weighted average shares were calculated giving effect to the 7,304 to 1 exchange of Surgicare common stock for Bellaire common stock, as if the reverse acquisition had occurred at the beginning of each period presented. The following table sets forth the computation of basic and diluted earnings per share:

                                         For the            For the Seven
                                         Year Ended           Months Ended
                                        December 31,             July 31,

                                        1997       1998      1998      1999
                                                             (Unaudited)
-------------------------------------------------------------------------------
Basic Earnings Per Share:
-------------------------------------------------------------------------------
  Pro forma net earnings             $287,643   $533,826  $209,284  $673,943
-------------------------------------------------------------------------------
  Less: Preferred dividends                                          (54,000)
-------------------------------------------------------------------------------
  Pro forma net earnings available
   for common shareholders           $287,643   $533,826  $209,284  $619,943
--------------------------------------------------------------------------------
  Weighted average shares          11,823,980 11,546,840 11,823,980 11,214,560
  outstanding
-------------------------------------------------------------------------------
  Pro forma net earnings per share      $.02       $.05      $.02      $.06
   - basic
-------------------------------------------------------------------------------
Diluted Earnings Per Share:
-------------------------------------------------------------------------------
  Pro forma net earnings             $287,643   $533,826  $209,284  $673,943
-------------------------------------------------------------------------------
  Weighted average shares        11,823,980  11,546,840  11,823,980 11,214,560
  outstanding
-------------------------------------------------------------------------------
  Plus: Shares from assumed
   conversion of preferred stock                                     191,038
-------------------------------------------------------------------------------
  Weighted average shares assuming 1,823,980 11,546,840  11,823,980 11,405,598 dilution
-------------------------------------------------------------------------------
  Pro forma net earnings per share      $.02       $.05      $.02      $.06
   - diluted


                                     -F/S 8-

                                SURGICARE, INC.
                       (FORMERLY BELLAIRE SURGICARE, INC.)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                  December 31, 1997 and 1998 and July 31, 1999
      (Information as of July 31, 1999 and for the Seven Months Ended July
                        31, 1998 and 1999 is unaudited.)


Note 4 - Notes Payable

                                               December 31,         July 31,
                                              1997        1998        1999
                                                                   (Unaudited)

Note payable bearing interest at the
  prime rate, secured by furniture,
  equipment and intangibles, guaranteed
  by the shareholders, payable on demand
  or in monthly installments of           $   537,063 $   457,792 $   383,494
  principal and interest of $13,398
  through March, 2002

Note payable bearing interest at the
  prime rate, secured by furniture,
  equipment and intangibles, guaranteed
  by the shareholders, payable on demand
  or in monthly installments of                                       130,333
  principal of $5,667, plus interest,
  due June 8, 2001

Note payable to former owner, bearing
  interest at 8%, secured by equipment,
  with monthly payments of $3,193,             23,751
  maturing in March, 1998

Non-interest-bearing unsecured note
  payable to a former shareholder, due                     24,333      12,167
  November 30, 1999
-
Note payable bearing interest at the
  prime rate, secured by furniture,
  equipment and intangibles, guaranteed
  by the shareholders, payable on demand
  or in monthly installments of                            63,153      26,957
  principal and interest of $5,000
  through January, 2000

                                          $   560,814 $   545,278 $   552,951


                                    -F/S 9-

                               SURGICARE, INC.
                       (FORMERLY BELLAIRE SURGICARE, INC.)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                  December 31, 1997 and 1998 and July 31, 1999
      (Information as of July 31, 1999 and for the Seven Months Ended July
                        31, 1998 and 1999 is unaudited.)

Note 5 - Operating Lease


     The Company leases its treatment facility from an entity in which a former Bellaire shareholder is a partner, under an operating sublease which expires in 2003. The lease provides for annual operating expense increases. Rent for 1998 and 1997 was $168,083. Rent for the seven month period ended July 31, 1999 was $100,911, rent for the same seven month period in 1998 was $98,048. Base rental payments under this lease agreement are as follows:

      --------------------------------------------------------------
                          For the Year Ending December
                                       31,

      --------------------------------------------------------------
                           1999                         $    70,015
      --------------------------------------------------------------
                           2000                             168,036
      ---------------------------------------------------------------
                           2001                             168,036
      --------------------------------------------------------------
                           2002                             168,036
      -------------------------------------------------------------
                           2003                              57,619
      --------------------------------------------------------------
                                                        $   631,742
      --------------------------------------------------------------


Note 6 - Long-Term Capital Leases

     The Company leases certain equipment from third parties. The leases expire through 2003. The stockholders have guaranteed the leases. The following is a schedule of future minimum lease payments under the capital leases, together with the present value of the net minimum lease payments as of July 31, 1999:


                 For the Year Ending December
                 31,


                             1999                  $    10,020

                             2000                       22,895

                             2001                       15,900

                             2002                       15,900

                             2003                        1,325

                                                        66,040

                 Less: amount representing               8,055
                 interest

                 Present value of minimum lease         57,985
                 payments

                 Less: Current obligations               7,923

                 Long-term obligations under       $    50,062
                 capital lease


Note 7 - Management Fees

     The Company had an agreement with a third party management company to manage the operations of the treatment facility. Under the contract, the Company was required to pay 5% of net monthly collected revenues and 10% of the amount distributed to shareholders. Management fee expense was $206,061 and $204,328 in 1997 and 1998, respectively. Management fee expense was $124,650 and $153,696 for the seven months ended July 31, 1998 and the six months ending June 31,1999, respectively. This agreement was terminated effective, July 1, 1999 concurrent with the reverse acquisition. The Company issued 1,095,556 shares of $.005 par value common stock valued at $164,333 in connection with this transaction.

     After the termination of the management agreement, the Company signed an affiliation agreement with the same management company. The affiliation agreement permits the Company to utilize regulatory approved clinical and administrative policies and procedures, managed care contract assistance and access to national purchasing contracts. The Company will pay 2% of cash collections for these services. Such affiliation fee was $6,035 for the month ending July 31, 1999.

Note 8 - Related Party Transactions

     As of December 31, 1997 and 1998, the Company had non-interest-bearing receivables from shareholders of $20,500 and $48,750, respectively, for the purchase of treasury stock. As of July 31, 1999, the Company had non-interest-bearing receivables from shareholders of $18,819. During 1998 and 1997, the Company paid rent of $168,083 to an entity in which a former Bellaire shareholder is a partner.. Rent was paid to a former Bellaire shareholder of $98,048 and $100,911 for the seven months ending 1998 and 1999, respectively.
Note 9 - Federal Income Taxes Prior to July 1, 1999, the Company had elected to be taxed as an S corporation under provisions of the Internal Revenue Code. As such, current taxable income had been included on the income tax returns of the shareholders. Effective July 1, 1999, the Company's Subchapter S status was terminated and, as a result of such change in status, the Company established a deferred tax liability of $429,000, which is reflected in the deferred provision, for the period ended July 31, 1999. The remainiang retained earnings of $742,795 at July 1, 1999 were transferred to additional paid in capital. The following is a reconciliation of federal income taxes computed at the statutory rate with income taxes recorded in the Consolidated Statement of Earnings for the seven months ended July 31, 1999:

            Federal income tax expense at statutory     $  375,640
            rate

            S corporation earnings                        (341,700)

            Deferred taxes provided for change in tax      429,000
            status

            Other                                              632

                                                         $  463,572

The component of the deferred tax liability as of July 31, 1999 is as follows:

            Deferred tax liability:

            Accrual to cash conversion                $  494,000

Note 10 - Preferred Stock
     The Series A preferred stock is convertible at a rate of one share of preferred stock into one share of $.005 par value common stock, holders of Series A preferred stock are entitked to one vote for each share of Series A preferred stock helld. The Company can redeem the stock at $5 per share. The Series A preferred stock accrues dividends at a rate of $.48 per share per annum which are payable, in arrears, on the first day of the month.

PART III


ITEM 1. INDEX TO EXHIBITS


     EXHIBIT                         DESCRIPTION
     NUMBER

       3.1  Amended and Restated Certificate of Incorporation of SurgiCare, Inc.

       3.2  Articles of Incorporation of Bellaire Surgicare, Inc.

       3.3  By-Laws of Technical Coatings Incorporated (now SurgiCare, Inc.)

       3.4  By-Laws of Bellaire Surgicare, Inc.

       4.1 Certificate of Designation, Powers, Preferences and Rights of Series A Redeemable Preferred Stock, par value $.001 per share, of Surgicare, Inc.

       9.1 Voting Trust Agreement, dated July 28, 1999, among David Blumfield, D.P.M., individually and as trustee, and the stockholders named therein.

      10.1 Agreement, dated July 29, 1989, 1999, between SurgiCare, Inc. and Surgery Centers of America II, Inc.

      10.2  Letter agreement with SCOA

       21   List of Subsidiaries of the SurgiCare

       27   Financial Data Schedule

EXHIBIT 3.1


                              AMENDED AND RESTATED
                          CERTIFICATE OF INCORPORATION
                                       OF
                            TECHNICAL COATINGS, INC.


                  (Including Change of Name to SurgiCare, Inc.)



     (Formerly Technical Coatings Incorporated, incorporated July 20, 1984)



                  TECHNICAL COATINGS, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"),does hereby certify that:

                                       I.

         The name of the Corporation is Technical Coatings, Inc.

                                       II.

         The original Certificate of Incorporation of the Corporation, under the name Technical Coatings Incorporated, was filed with the Delaware Secretary of State on July 20, 1984.

                                      III.

         The Board of Directors of the Corporation, acting in accordance with Sections 141(f), 242 and 245 of the General Corporation Law of the State of Delaware, duly adopted resolutions and declared the advisability of such resolutions to amend and restate the Certificate of Incorporation of the Corporation to read in its entirety as follows:

                                    ARTICLE I

         The name of the corporation is SurgiCare, Inc.

                                   ARTICLE II

         The address of the Corporations registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

                                   ARTICLE III

         The nature of the business or purpose to be conducted or promoted is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware.

                                   ARTICLE IV

         (a) The Corporation is authorized to issue two classes of shares to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the Corporation shall have authority to issue is seventy fifteen million (70,000,000) shares. The total number of shares of Common Stock which the Corporation shall have authority to issue is fifty million (50,000,000) shares, and the par value of each share of Common Stock is five-tenths of one cent ($0.005). The total number of shares of Preferred Stock which the Corporation shall have authority to issue is twenty million (20,000,000) shares, and the par value of each share of Preferred Stock is one-tenth of one cent ($0.001). The Preferred Stock may be issued from time to time, in one or more series, each series to be appropriately designated by a distinguishing letter or title, prior to the issue of any shares thereof.

         (b) The Board of Directors is hereby authorized to fix or alter the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions, if any), the redemption price or prices, the liquidation preferences, any other designations, preferences and relative, participating, optional or other special rights, and any qualifications, limitations or restrictions thereof, of any wholly unissued series of Preferred Stock, and the number of shares constituting any such unissued series and the designation thereof, or any of them; and to increase or decrease the number of shares of any series subsequent to the issue of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

                                    ARTICLE V

         In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, repeal, alter, amend and rescind the bylaws of the Corporation.

                                   ARTICLE VI

         Notwithstanding Article V hereof, the bylaws may be rescinded, altered, amended or repealed in any respect by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3) of the outstanding voting stock of the Corporation, voting together as a single class.

                                   ARTICLE VII

         The Board of Directors shall have that number of Directors set out in the bylaws of the Corporation as adopted or as set from time to time by a duly adopted amendment thereto by the Board of Directors or stockholders of the Corporation acting in accordance with Article VI.

                                  ARTICLE VIII

         Elections of directors at an annual or special meeting of stockholders need not be by written ballot unless the bylaws of the Corporation shall so provide.

                                   ARTICLE IX

        Special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time by the Board of Directors, or by a majority of the members of the Board of Directors, or by a committee of the Board of Directors which has been duly designated by the Board of Directors and whose powers and authority, as provided in a resolution of the Board of Directors or in the Bylaws of the Corporation, include the power to call such meetings, but such special meetings may not be called by any other person or persons; provided, however, that if and to the extent that any special meeting of stockholders may be called by any other person or persons specified in any provisions of the Certificate of Incorporation or any amendment thereto or any certificate filed under Section 151(g) of the Delaware General Corporation Law, then such special meeting may also be called by the person or persons, in the manner, at the times and for the purposes so specified.

                                    ARTICLE X

         The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred on stockholders herein are granted subject to this reservation; provided, however, that no amendment, alteration, change or repeal may be made to Articles VI, IX or XII without the affirmative vote of the holders of at least sixty-six and two-thirds percent (66b%) of the outstanding voting stock of the Corporation, voting together as a single class.

                                   ARTICLE XI

         Each reference in this Certificate of Incorporation to any provision of the Delaware General Corporation Law refers to the specified provision of the General Corporation Law of the State of Delaware, as the same now exists or as it may hereafter be amended or superseded.

                                   ARTICLE XII

         To the fullest extent permitted by the General Corporation Law of the State of Delaware, the Corporation shall indemnify and advance indemnification expenses on behalf of all directors and officers of the Corporation. The Corporation shall indemnify such other persons as may be required by statute or by the bylaws of the Corporation. The Corporation may, to the full extent permitted by Delaware law, purchase and maintain insurance on behalf of any director or officer, or such other person as may be permitted by statute or the bylaws of the Corporation, against any liability which may be asserted against any director, officer or such other person and may enter into contracts providing for the indemnification of any director, officer or such other person to the full extent permitted by Delaware law. The liability of directors of the Corporation (for actions or inactions taken by them as directors) for monetary damages shall be eliminated to the fullest extent permissible under Delaware law. If the General Corporation Law of the State of Delaware is hereafter amended to authorize corporate action further limiting or eliminating the personal liability of directors, then the liability of the directors to the Corporation shall be limited or eliminated to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended from time to time. Any repeal or modification of this Article XII by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.

                                       IV.

         Thereafter, pursuant to a resolution of the Board of Directors, this Restated Certificate of Incorporation was duly approved by the holders of the necessary number of shares of the Companys voting securities in accordance with the provisions of Section 228, 242 and 245 of the General Corporation Law of the State of Delaware.

         IN  WITNESS  WHEREOF,   Technical   Coatings,   Inc.  has  caused  this
certificate to be signed by its duly authorized officer this 10 day of July, 1999.


TECHNICAL COATINGS, INC.

by:


         David Blumfield, D.P.M.
         President


Attest:


         Sherman Nagler, D.P.M.
         Secretary

EXHIBIT 3.2

                              ARTICLES OF AMENDMENT
                                       TO
                            ARTICLES OF INCORPORATION
                                       OF
                      CENTER FOR SPECIALIZED SURGERY, INC.


Pursuant to the provisions of Article 4.04 of the Texas Business Corporation Act, the undersigned corporation adopts the following Articles of Amendment to its Articles of Incorporation:

                                       I.

         The name of the corporation is Center for Specialized Surgery, Inc.

                                       II.

The following amendment to the Articles of Incorporation was adopted by the sole Director of the corporation on December 29, 1994, changing the name of the corporation as follows:

The Amendment alters Article I of the original Articles of Incorporation and the full text of each provision altered is as follows:

            "The name of the corporation is BELLAIRE SURGICARE, INC."

                                      III.



         No shares have been issued.

         Dated: December 29, 1994.



CENTER FOR SPECIALIZED  SURGERY,  INC.


BY: ROBERT PARKER,  D.P.M. SOLE
DIRECTOR



                            ARTICLES OF INCORPORATION
                                       OF
                      CENTER FOR SPECIALIZED SURGERY, INC.


The undersigned natural person of the age of eighteen (18) years of age or more, acting as incorporator of a corporation under the Texas Business Corporation Act, hereby adopts the following Articles of Incorporation for such corporation.

                                    ARTICLE I


The name of the corporation is Center for Specialized Surgery, Inc.

                                   ARTICLE II


The period of its duration is perpetual.

                                   ARTICLE III


The purpose for which the corporation is organized is to engage in the transaction of any or all lawful business for which corporations may be incorporated under the Texas Business Corporation Act.

                                   ARTICLE IV.


The aggregate number of shares which the corporation shall have authority to issue is 1,000,000 shares, with $. 10 par value.

                                   ARTICLE V.


The corporation will not commence business until it has received for the issuance of its shares consideration of the value of $1,000.00, consisting of money, labor done or property actually received.


                                   ARTICLE VI.

The street address of its initial registered office is:


                              450 Gears, Suite 600
                                Houston, TX 77067

The name of its initial registered agent at such address is:

                              J. Michael ODonnell

                                   ARTICLE IX.


A director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for any act or omission in his capacity as a director, except to the extent otherwise expressly provided by a statute of the State of Texas. Any repeal or modification of this Article shall be prospective only, and shall not adversely affect any limitation of the personal liability of a director of the corporation existing at the time of the repeal or modification.

                                   ARTICLE X.


Any action required by Texas Law to be taken at any annual or special meeting of shareholders, or any action which may be taken at any annual or special meeting of shareholders, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holder or holders of shares having not less than the minimum number of votes that would be necessary to take such action at a meeting at which the holders of all shares entitled to vote on the action were present and voted. Such a written consent shall meet all other requirements of Texas law, if any.

                                   ARTICLE XI.

The name and address of the Incorporator is:

                              J. Michael ODonnell
                              450 Gears, Suite 600
                               Houston, TX. 77067

          IN WITNESS WIMREOF, the undersigned has executed these Articles of Incorporation on this the 15day of September, 1993

                    J. Michael ODonnell, Incorporator

EXHIBIT 3.3
                                     BY-LAWS

                                       OF

                            TECHNICAL COATINGS, INC.


                                    ARTICLE I
                                     OFFICES


         SECTION 1 REGISTERED OFFICE. The registered office shall be established and maintained at 100 W. Tenth Street, in the City of Wilmington, in the County of New Castle, in the State of Delaware and The Corporation Trust Company is the registered agent.


         SECTION 1.2 OTHER OFFICES. The Corporation may have other offices, either within or without the State of Delaware, at such place or places the Board of Directors may from time to time appoint or the business of the Corporation may require.


                                   ARTICLE II
                            MEETINGS OF STOCKHOLDERS


         SECTION 2.1 ANNUAL MEETINGS. The annual meeting of the stockholders for the election of directors and for the transaction of such other business as properly may come before such meeting shall be held on the date, at the time and place within or without the State of Delaware as may be designated by the Board of Directors.


         SECTION 2.2 SPECIAL MEETINGS. Special meetings of the stockholders for any proper purpose or purposes may be called at any time by the Board of Directors, the President, any Executive Vice President or any Vice President, to be held on the date, at the time and place within or without the State of Delaware as the Board of Directors, the President, Executive Vice President, whichever has called the meeting, shall direct. A special meeting of the stockholders shall be called by the President, and Executive Vice President, any Vice President or Secretary whenever stockholders owning a majority of the shares of the Corporation then issued and outstanding and entitled to vote on all of the matters to be submitted to stockholders of the Corporation at such special meeting shall make written application to the President, any Executive Vice President, any Vice President or Secretary. Any such written request shall state a proper purpose or purposes of the meeting and shall be delivered to the President, any Executive Vice President, any Vice President or Secretary.


         SECTION 2.3 NOTICE OF MEETING. Written notice, signed by the President, any Executive Vice President, any Vice President, the Secretary or an Assistant Secretary, of every meeting of stockholders stating the purpose or purposes for which the meeting is called, and the date and time when, and the place where, it is to be held shall be delivered either personally or by mail to each stockholder entitled to vote at such meeting not less than ten (10) nor more than fifty (50) days before the meeting, except as otherwise provided by statute. If mailed, such notice shall be directed to a stockholder at his address as it shall appear on the stock record book of the Corporation, unless the stockholder shall have filed with the Secretary a written request that notices intended for him or her be mailed to some other address, in which case it shall be mailed to the address designated in such request.


         SECTION 2.4 QUORUM. The presence at any meeting, in person or by proxy, of the holders of record of a majority of the shares then issued and outstanding and entitled to vote shall be necessary and sufficient to constitute a quorum for the transaction of business, except where otherwise provided by statute.


         SECTION 2.5 ADJOURNMENTS. In the absence of a quorum, stockholders representing a majority of shares then issued and outstanding and entitled to vote, present in person or by proxy, or, if no stockholder entitled to vote is present in person or by proxy, any officer entitled to preside at or act as secretary of such meeting, may adjourn the meeting from time to tome until a quorum shall be present.


         SECTION 2.6 VOTING. Directors shall be chosen by a plurality of the votes cast at the election, and, except where otherwise provided by statute, all other questions shall be determined by a majority of the votes cast on such question.


         SECTION 2.7 PROXIES. Any stockholders entitled to vote may vote by proxy, provided that the instrument authorizing such proxy to act shall have been executed in writing (which shall include telegraphing, cabling or other means of electronically transmitted written copy) by the stockholder himself or herself or by his or her duly authorized attorney.


         SECTION 2.8 JUDGES OF ELECTION. The Board of Directors may appoint judges of election to serve at any election of directors and at balloting on any other matter that may properly come before a meeting of stockholders. If no such appointment shall be made, or if any of the judges so appointed shall fail to attend, or refuse or be unable to serve, then such appointment may be made by the presiding officer of the meeting at the meeting.





                                   ARTICLE III
                               BOARD OF DIRECTORS


         SECTION 3.1 NUMBER. The initial number of Directors of the Corporation shall be one. Thereafter, the number of directors which shall constitute the whole Board of Directors shall be fixed from time to time by resolution of the Board of Directors or stockholders (any such resolution of either the Board of Directors or stockholders being subject to any later resolution of either of them).


         SECTION 3.2 ELECTION AND TERM OF OFFICE. Directors shall be elected at the annual meeting of the stockholders. Each director (whether elected at an annual meeting or to fill a vacancy or otherwise) shall continue in office until a successor shall have been elected or until his or her death, resignation or removal in the manner hereinafter provided, whichever shall first occur.


         SECTION 3.3 VACANCIES AND ADDITIONAL DIRECTORSHIPS. If any vacancy shall occur among the directors by reason of death, resignation, or removal, or as the result of an increase in the number of directorships, the directors then in office shall continue to act and may fill any such vacancy by a vote of the directors then in office, though less than a quorum.


         SECTION 3.4 MEETINGS. A meeting of the Board of Directors shall be held for organization, for the election of officers and for the transaction of such other business as may properly come before the meeting, within thirty (30) days after each annual election of directors.


         The Board of Directors by resolution may provide for the holding of regular meetings and may fix the times and places at which such meetings shall be held. Notice of regular meetings shall not be required to be given, provided that whenever the time or place of regular meetings shall be fixed or changed, notice of such action shall be mailed promptly to each director who shall not have been present at the meeting at which such action was taken, addressed to him or her at his or her residence or usual place of business, unless he or she shall have filed with the Secretary a written request that notices intended for him or her be mailed to some other address, in which case it shall be mailed to the address designated in such request.


         Special meetings of the Board of Directors may be called by the President, any Executive Vice President, any Vice President or any two directors, except if there are fewer than four (4) directors, then any one (1) director. Except as otherwise required by statute, notice of each special meeting shall be mailed to each director, addressed to him or her at his or her residence or usual place of business, unless he or she shall have filed with the Secretary a written request that notices intended for him or her be mailed to some other address, in which case it shall be mailed to the address designated in such request, or shall be sent to him or her at such place by telegram, radiogram or cablegram, or telephoned or other electronic means, or delivered to him or her personally, not later than two days before the day on which the meeting is to be held. Such notice shall state the time and place of such meeting, but need not state the purposes thereof, unless otherwise required by statute, the Certificate of Incorporation of the Corporation or these By-Laws.


         The Board of Directors may meet and transact any and all business of the Corporation by means of a conference telephone or similar communications equipment, provided that all persons participating in the meeting are able to hear each other. Participation in a meeting by means of conference telephone or similar communication shall constitute presence in person at such meeting.


         Notice of any meeting need not be given to any director who shall attend such meeting in person or who shall waive notice thereof, before or after such meeting, in writing or by telegram, radiogram or cablegram or other means of electronically transmitted written copy.


         SECTION 3.5 QUORUM. One-third (1/3) of the total number of members of the Board of Directors as constituted from time to time, but not less than two
(2), shall be necessary and sufficient to constitute a quorum for the transaction of business, except that when the Board consists of one (1) director pursuant to SECTION 3.1, then the one (1) director shall constitute a quorum. In the absence of a quorum, a majority of those present at the time and place of any meeting may adjourn the meeting from time to time until a quorum shall be present and the meeting may be held as adjourned without further notice or waiver. A majority of those present at any meeting at which a quorum is present may decide any question brought before such meeting, except as otherwise provided by law, the Certificate of Incorporation or these By-Laws.


         SECTION 3.6 RESIGNATION OF DIRECTORS. Any director may resign at any time by giving written notice of such resignation to the Board of Directors, the President, any Executive Vice President, any Vice President or the Secretary. Any such resignation shall take effect at the time specified therein or, if no time be specified, upon receipt thereof by the Board of Directors or one of the above named officers: and, unless specified therein, the acceptance of such resignation shall not be necessary to make it effective.


         SECTION 3.7 REMOVAL OF DIRECTORS. At any special meeting of the stockholders, duly called as provided in these By-Laws, any director or directors may, by the affirmative vote of the holders of a majority of all the shares of stock issued and outstanding and entitled to vote for the election of directors, be removed from office, either with or without cause. At such meeting a successor or successors may be elected by a plurality of the votes cast, or if any such vacancy is not so filled, it may be filled by the directors as provided in SECTION 3.3 of the By-Laws.


         SECTION 3.8 COMPENSATION OF DIRECTORS. Directors shall receive such reasonable compensation for their services as such, whether in the form of salary or a fixed fee for attendance at meetings, with expenses, if any, as the Board of Directors may from time to time determine. Nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.


                                   ARTICLE IV
                             COMMITTEES OF THE BOARD


         SECTION 4.1 DESIGNATION, POWER, ALTERNATE MEMBERS AND TERM OF OFFICE. The Board of Directors may, by resolution passed by a majority of the whole Board of Directors, designate one (1) or more committee, to the extent provided in such resolution, shall have and may authorize the seal of the Corporation to be affixed to all papers which may require it The Board of Directors may designate one (1) or more directors as alternate members of any committee who, in the order specified by the Board of Directors, may replace any absent or disqualified at any meeting of the committee. If at a meeting of any committee one (1) or more of the members thereof should be absent or disqualified, and if either the Board of Directors has not so designated any alternate member or members, or the number of absent or disqualified, and if either the Board of Directors has not so designated any alternate member or members thereof should be absent or disqualified members exceeds the number of alternate members who are present at such meeting, then the member of members of such committee (including alternates) present at any meeting and not disqualified from voting, whether or not he or she or they constitute a quorum, may unanimously appoint another director to act at the meetings in the place of any such absent or disqualified member. The term of office of the members of each committee shall be as fixed from time to time by the Board, subject to the term of office of the directors and these By-Laws; provided, however, that any committee member who ceases to be a member of the Board of Directors shall ipso facto cease to be a committee member. Each committee shall appoint a secretary, who may be the Secretary or an Assistant Secretary of the Corporation.


         SECTION 4.2 MEETINGS, NOTICES AND RECORDS. Each committee may provide for the holding of regular meetings, with or without notice, and may fix the time and place at which such shall be held upon call by or at the direction of its chairman or, if there be no chairman, by or at the direction of any two (2) of its members, at the time and place specified in the respective notices or waivers of notice thereof. Notice of each special meeting of a committee shall be mailed to each member of such committee, addressed to him or her at his or her residence or usual place of business, unless he or she shall have filed with the Secretary a written request that notices intended for him or her be mailed to some other address, in which case it shall be mailed to the address designated in such request, at least two (2) day before the day on which the meeting is to be held, or shall be sent by telegram, radiogram or cablegram, or other means of electronically transmitted written copy, addressed to him at such place, or telephoned or delivered to him or her personally, not later than the day before the day on which the meeting is to be held. Notice of any meeting of a committee need not be given to any member thereof who shall attend the meeting in person or who shall waive notice thereof by telegram, radiogram, cablegram or other means of electronically transmitted written copy. Notice of any adjourned meeting need not be given. Each committee shall keep a record of its proceedings.


         Each committee may meet and transact any and all business delegated to that committee by the Board of Directors by means of a conference telephone or similar communications equipment provided that all persons participating in the meeting are able to hear and communicate with each other. Participation in a meeting by means of conference telephone or similar communication shall constitute presence in person at such meeting.


         SECTION 4.3 QUORUM AND MANNER OF ACTING. At each meeting of any committee the presence of one-third (1/3) but not less than two (2) of its members then in office shall be necessary and sufficient to constitute a quorum or the transaction of business, and the act of a majority of the members present at any meeting at which a quorum is present shall be the act of such committee; in the absence of a quorum, a majority of the members present at the time and place of any quorum shall be present. Subject to the foregoing and other provisions of these By-Laws and except as otherwise determined by the Board of Directors, each committee may make rules for the conduct of its business. Any determination made in writing and signed by all the members of such committee shall be as effective as if made by such committee at a meeting.


         SECTION 4.4 RESIGNATION. Any member of a committee may resign at any time by giving written notice of such resignation to the Board of Directors, the President, any Executive Vice President, any Vice President or the Secretary of the corporation. Unless otherwise specified in such notice, such resignation shall take effect upon receipt thereof by the Board of Directors or any such officer.


     SECTION 4.5 REMOVAL. Any member of any committee may be removed at any time by the affirmative vote of a majority of the whole Board of Directors with or without cause.


         SECTION 4.6 VACANCIES. If any vacancy hall occur in any committee by reason of death, resignation, disqualification, removal or otherwise, the remaining members of such committee, though less than a quorum, shall continue to set until such vacancy is filled by the Board of Directors.


         SECTION 4.7 COMPENSATION. Committee members shall receive such reasonable compensation for their services as such, whether in the form of salary or a fixed fee for attendance at meetings, with reasonable expenses, if any, as the Board of Directors may from time to time determine. Nothing herein contained shall be construed to preclude any committee member from serving the Corporation in any other capacity and receiving compensation therefor.


                                    ARTICLE V
                                    OFFICERS


         SECTION 5.1 EXECUTIVE OFFICERS. The executive officers of the Corporation shall be a President, one or more Vice-Presidents, a Treasurer and a Secretary, all of whom shall be elected annually by the Directors, who shall hold office during the pleasure of the Directors. In addition, the Board of Directors may elect a Chairman of the Board of Directors. Except for the offices of President and Secretary, any two offices or more may be held by one (1) person. All vacancies occurring among any of the officers shall be filled by the Directors. Any officer may be removed at any time by the affirmative vote of a majority (unless the Certificate of Incorporation required a larger vote) of the directors present at a regular meeting of Directors or at a special meeting of Directors called for the purpose. The Board of Directors may create such other officers as in its opionion are in the best interest of the Corporation including one or more Executive Vice Presidents an one or more Vice President. In addition, such other officers maybe appointed in accordance with the provisions of SECTION 5.3.


         SECTION 5.2 ELECTION, TERM OF OFFICE AND QUALIFICATIONS. Officers shall be elected by the Board of Directors. Each such officer (whether elected at the first meeting of the Board of Directors after the annual meeting of stockholders or to fill a vacancy or otherwise) shall hold his or her office until the first meeting of the Board of Directors after the next annual meeting of stockholders and until his or her successor shall have been elected, or until his or her death, in SECTION 5.4 or shall have been removed in the manner provided in
SECTION 5.5.


         SECTION 5.3 SUBORDINATE OFFICERS AND AGENTS. The Board of Directors may appoint other officers or agents (including one or more Assistant Vice Presidents, one or more Assistant Secretaries and one or more Assistant Treasurers), to hold office for such period, have such authority and perform such duties as are provided in these By-Laws or as may be provided in the resolutions appointing them. The Board of Directors may delegate to any officer or agent the power to appoint any such subordinate officers or agents and to prescribe their respective terms of office, authorities and duties.


         SECTION 5.4 RESIGNATIONS. Any officer may resign at any time by giving written notice of such resignation to the Board of Directors, the President, an Executive Vice President, a Vice President or the Secretary. Unless otherwise specified in such written notice, such resignation shall take effect upon receipt thereof by the Board of Directors or any such effect.


         SETION 5.5 REMOVAL. Any officer specifically designated in SECTION 5.1 may be removed at any time, either with or without cause, at any meeting of the Board of Directors by the vote of a majority of all the directors then in office. Any officer or agent appointed in accordance with the provisions of
SECTION 5.3 may be removed, either with or without cause, by the Board of Directors at any meeting, by the affirmative vote of a majority of the directors present at such meeting, or by any superior officer or agent upon whom such power of removal shall have been conferred by the Board of Directors. Such power of removal from office shall not be abridged by any employment contract or other agreement..


         SECTION 5.6 VACANCIES A vacancy in any office by reason of death, resignation, removal, disqualification or any other cause shall be filled for the unexpired portion of the term in the manner prescribed by these By-Laws for regular election or appointment to such office.


         SETION 5.7 THE CHAIRMAN OF THE BOARD. The Chairman of the Board of Directors, if one by elected, shall have and perform such duties as from time to time may be assigned to him by the Board of Directors or the Executive committee.


         SECTION 5.8 THE PRESIDENT. The President shall be the chief executive officer and the chief operating officer of the Corporation. subject to the direction of the Board of Directors, he or she shall have general charge of the business affairs and property of the Corporation and general supervision over its officers and agents. The President shall preside at all meetings of the stockholders and shall see that all orders and resolutions of the Board of Directors are carried into effect. The President may sign, with any other officer thereunto duly authorized, certificates of stock of the Corporation the issuance of which shall have been duly authorized (the signature to which may be facsimile signature), and may sign and execute in the name of the Corporation, deeds, mortgages, bonds, contracts, agreements, other instruments duly authorized by the Board of Directors, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent. From time to time he or she shall report to the Board of Directors all matters within him or her knowledge which the interests of the corporation may require to be brought to their attention. The President shall also perform such other duties as are assigned by these By-Laws or as from time to time may be assigned to his or her by the Board of Directors.


         SETION 5.9 THE EXECUTIVE VICE PRESIENT AND VICE PRESIENT. At the request of the President or in hi absence or disability, the Executive Vice President designated by the Board of Directors or if there be no Executive Vice President then the Vice President designated by the Board of Directors shall perform all the duties of the President and, when so acting, shall have all the powers of and be subject to all restriction upon the President. Any Executive Vice President or Vice President may also sign, with any other officer thereupon duly authorized, certificates of stock of the Corporation the issuance of which shall have been duly authorized (the signature to which may be a facsimile signature), an may sign and execute in the name of the Corporation deeds, mortgages, bonds and other instruments duly signing and execution thereof shall be expressly delegated by Executive Vice President and Vice President shall perform such other duties as are assigned by these By-Laws or as from time to time may be assigned by the Board of Directors or the President.


         SECTION 5.10 THE SECETARY, The Secretary shall:


         (i) record all the proceedings of the meetings of the stockholders, the Board of Directors, and all committees of the Board of Directors in a book or books to be kept for that purpose; (ii) cause all notices to be duly given in accordance with the provisions of these By-Laws as required by statute; (iii) whenever any committee shall be appointed in pursuance of a resolution of the Board of Directors, furnish the chairman of such committee with a copy of such resolution; (iv) be custodian of the records and of the seal of the Corporation, and cause such seal to be affixed to all certificates representing capital stock of the Corporation prior to the issuance thereof and to all instrument the execution of which duly authorized; (v) see that the lists, books, reports, required by statute are properly kept and filed; (vi) have charge of the stock record and stock transfer books of the Corporation, and exhibit such stock books at all reasonable times to such persons as are entitled by statute to have access thereto; (vii) sign (unless the Treasurer or an Assistant Secretary or an Assistant Treasurer shall sign) certificates representing capital stock of the Corporation the issuance of which shall have been duly authorized (the signature to which may be a facsimile signature; and (viii) in general, perform all duties incident to the office of Secretary and such other duties as are given to him or her by these By-Laws or as from time to time may be assigned to him by the Board of Directors or the President.


         SECTION 5.11 ASISTANT SECRETARIES. At the request of the Secretary or in his or her absence or disability, the Assistant Secretary designated by him or her (or in the absence of such designation, the Assistant Secretary designated by the Board of Directors or the President) shall perform all the duties of the Secretary, and, when so acting, shall have all the powers of and be subject to all restrictions upon the duties as from time to time may be assigned to them by the Board of Directors, the President or the Secretary.


         SECTION 5.12      THE TREASURER. The Treasurer shall:


         (i) have charge of and supervision over and be responsible for the fund, securities, receipts and disbursements of the Corporation; (ii) cause the monies and other valuable effects of the Corporation to be deposited in the name and to the credit of the Corporation in such banks or trust companies or with such banker or other depositories as shall be selected in accordance with
SECTION 6.3 of these By-Laws or to be otherwise dealt with in such manner as the Board of Directors may direct; (iii) cause the funds of the Corporation to be disbursed by checks or drafts upon the authorized depositories of the corporation, and cause to be taken and preserved proper vouchers for all monies disbursed; (iv) render to the Board of Directors or the President, whenever requested, a statement of the financial condition of the corporation and of all his or her transactions as Treasurer; (v) cause to be kept at the Corporations principal office correct books of account of all its business and transaction and such duplicate books of account as he or she duplicates thereof to be exhibited to any director; (vi) be empowered, from time to time, to require from the officers or agents of the corporation reports or statements giving such financial transactions of the Corporation; (vii) sign (unless the Secretary or an Assistant Secretary or Assistant Treasurer shall sign) certificates representing stock of the Corporation the issuance of which shall have been duly authorized (the signature to which may be a facsimile signature); and (viii) in general, perform all duties incident to the office of Treasurer and such other duties as are given to him or her by these By-Laws or as from time to time may be assigned to him by the Board of Directors or the President.


         SECTION 5.13 ASSISTANT TREASURERS. At the request of the Treasurer or in his or her absence or disability, the Assistant Treasurer designated by him or her (or in the absence of such designation, the Assistant Treasurer designated by the Board of Directors or the President) shall perform all the duties of the Treasurer, and, when so acting, shall have all the powers of and be subject to all restrictions upon the Treasurer. The Assistant Treasurers shall perform such other duties as from time to time may be assigned by the Board of Directors, the President or the Treasurer.


         SECTION 5.14 SALARIES. The salaries of the officers of the Corporation shall be fixed from time to time by the Board of Directors, except that the Board of Directors may delegate to any person the power to fix the salaries or other compensation of any officers or agents appointed in accordance with the provisions of SECTION 5.3. No officer shall be prevented from receiving such salary by reason of the fact that he or she is also a director of the Corporation.


         SECTION 5.15 SURETY BONDS. If the Board of Directors shall so require, any officer or agent of the Corporation shall execute to the Corporation a bond in such sum and with such surety or sureties as the Board of Directors may direct, conditioned upon the faithful discharge of his or her duties, for all property, fund or securities of the Corporation which may come into his or her hand.


                                   ARTICLE VI
                                  CAPITAL STOCK


         SECTION 6.1 STOCK CERTIFICATES. Every holder of capital stock of the Corporation shall be entitled to have a certificate or certificates in such form as shall be approved by the Board of Directors, certifying the number of shares of capital stock of the corporation owned by him or her. The certificates representing shares of capital stock shall be signed in the name of the corporation by the Chairman of the Board, the President, an Executive Vice President or a Vice President of the Board, the President, and Executive Vice President or a Vice President and by the Secretary, an Assistant Secretary, the Treasurer or an Assistant Treasurer (which signatures may be facsimiles) and sealed with the seal of the Corporation (which seal may be a facsimile). In case any officer, transfer agent or registrar who shall have signed or whose facsimile signature has been placed upon such certificate shall have ceased to be such officer, transfer agent or registrar before such certificates are issued, they may nevertheless be issued by the Corporation with the same effect as if such officer, transfer agent, or registrar are still such at the date of their issue.


         SECTION 6.2 BOOKS OF ACCOUNT AND RECORD OF STOCKHOLDERS. The books and records of the Corporation may be kept at such places, within or without the State of Delaware as the Board of Directors may from time to time determine. The stock record books and the blank stock certificate books shall be kept by the Secretary or by any other officer or by the transfer agent or registrar, if any, designated by the Board of Directors. There shall be entered on the stock book of the shares represented thereby, the name of the person to whom such certificate was issued and the date of issuance thereof.


         SECTION 6.3 TRANSFERS OF SHARES. Transfers of shares of capital stock of the Corporation shall be made on the stock records of the Corporation only upon authorization by the registered holder thereof, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary or with the transfer agent, and on surrender of the certificate or certificates for such shares properly endorsed or accompanied by duly execute stock transfer power and the payment of all taxes thereon, if any. Except as otherwise provided by law, the Corporation shall be entitled to recognize the exclusive right of a person in whose name any share or shares stand on the record of stockholders as the owner of such share or shares for all purposes, including, without limitation, the rights to receive dividends or other distributions, and to vote as such owner, and the Corporation shall not be bound to recognize any equitable or legal claim to or interest in any such share or shares on the part of any other person whether or not the Corporation shall have express or other notice thereof.


         SECTION 6.4 REGULATION. The Board of Directors may make such additional rule and regulations, not inconsistent with these By-Laws, as it may deem expedient concerning the issue, transfer and registration of certificates for shares of the capital stock of the Corporation. It may appoint, or authorize any officer or officers to appoint, one or more agents or one or more registrars and may further provide that no stock certificate shall be valid until countersigned by one of such transfer agents and registered by one of such registrars. Nothing herein shall be construed to prohibit the Corporation from acting as its own transfer agent or registrar.


         SECTION 6.5 LOST, DESTROYED OR MUTILATED CERTIFICATES. The holder of any certificate representing any share or shares of the capital stock of the Corporation shall immediately notify the Corporation of any loss, theft, destruction, or mutilation of such certificate, and the Corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it which the owner thereof shall alleged to have been lost, stolen or destroyed, or which shall have been mutilated, and the Board of Directors may, in its discretion, require such owner of his or her legal representatives to give to the Corporation a bond in such sum, limited or unlimited, and in such form and with such surety or sureties as the Board of Directors in its absolute discretion shall determine, to indemnify the corporation against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate, or the issuance of a new certificate. Anything herein to the contrary notwithstanding, the Board of Directors in its absolute discretion may refuse to issue any such new certificate, except pursuant to legal proceedings under the laws of the State of Delaware.


         SECTION 6.6 STOCKHOLDERS RIGHT OF INSPECTION Any stockholder of record of the Corporation, in person or by attorney or other agent, shall upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the Corporations stock ledger, a list of its stockholders, an its other books and records, and to make copies or extracts there from. A proper purpose shall mean a purpose reasonably related to such persons interest as a stockholder. In every instance where an attorney or other agent shall be the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other which authorized the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the Corporation at its registered office in Delaware or at its principal place of business.


         SECTION 6.7 DIVIDENDS AN RESERVES. Subject to any agreement to which the Corporation is a party or by which it is bound, the Board of Director may declare to be payable, in cash, in other property or in stock of the Corporation of any class or series, such dividends in respect of outstanding stock of the Corporation of any class or series as the Board of Directors may at any time seem to be advisable. Before declaring any such dividend, the Board of Directors may cause to be set aside, out of any fund or other property or assets of the Corporation legally available for the payment of dividends, such sum or sums as the Board of Directors, in its reserves to meet contingencies, to equalize dividend, or to repair or maintain any property of the Corporation, or for such other purpose as the Board of Directors may deem conductive to the best interests of the corporation.


                                   ARTICLE VII
                          EXECUTION OF INSTRUMENTS AND
                           DEPOSIT OF CORPORATE FUNDS


         SECTION 7.1 EXECUTION OF INSTRUMENTS GENERALLY. The President, and Executive Vice President, any Vice President, the Secretary or the Treasurer, subject to the approval of the Board of Directors, may enter into any contract or execute and deliver any instrument in the name and on behalf of the Corporation. The Board of directors may authorize any contract or execute and deliver any instrument in the name and on behalf of the Corporation, and such authorization may be general or confined to specific instances.


         SECTION 7.2 BORROWING. No loan or advances shall be obtained or contracted for, by or on behalf of the Corporation and no negotiable paper shall be issued in its name, unless and except as authorized by the Board of Directors. Such authorization may be general or confined to specific instances. Any officer or agent of the Corporation thereunto so authorized may obtain loans and advances for the corporation, and for such loans and advances may make, execute and deliver promissory, negotiable and non-negotiable notes, bonds, or other negotiable and non-negotiable evidences of indebtedness of the Corporation. Any officer or agent of the Corporation thereunto so authorized may pledge, hypothcate or transfer as security and liabilities of the Corporation, any and all stocks, bonds, other securities, personal property and real property at any time held by the corporation, and to that end may endorse, assign and deliver the same and do every act and thing necessary or proper in connection therewith.


         SECTION 7.3 DEPOSTIS. All fund of the Corporation not otherwise employed shall be deposited from time to time to its credit in such banks or trust companies or with such bankers or other depositories as the Board of Directors may select, or as may be selected by any officer or officers or agent or agent authorized to do so by the Board of Directors. Endorsements for deposit to the credit of the Corporation in any of its duly authorized depositories shall be made in such manner as the Board of Directors from time to time may determine.


         SECTION 7.4 CHECKS, DRAFT, ETC. All checks, drafts or other order for the payment of money, and all negotiable and non-negotiable notes or other negotiable or non-negotiable evidences of indebtedness issued in the name of the Corporation, shall be signed by such officer or officers or agent or agent of the Corporation, and in such manner, as from time to time shall be determined by the Board of Directors.


         SECTION 7.5 PROXIES. Proxies to vote with respect to shares of stock of other corporations owned by or standing in the name of the Corporation may be executed and delivered from time to time on behalf of the Corporation by the President, any Executive Vice President or any Vice President or by any other person or persons thereunto authorized by the Board of Directors


                                  ARTICLE VIII
                                  RECORD DATES


         SECTION 8.1 In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall be not more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. Only those stockholders of record on the date so fixed shall be entitled to any of the foregoing rights, not withstanding the transfer of any such stock on the books of the Corporation after any such record date filed by the Board of Directors.


                                  ARTICLE VIII
                                 INDEMNIFICATION


         SECTION 8.1 INDEMNIFICATION The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she or his or her testator or intestate is or was a director, officer, Scientific Advisory Board member, employee or agent to the Corporation, or is or was serving at the request of the Corporation (or any such constituent or predecessor corporation) as a director, officer, Scientific Advisory Board member, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to the fullest extent allowed under the law.


                                   ARTICLE IX
                                 CORPORATE SEAL


         SECTION 9.1 The Corporate seal shall be circular in form and shall bear the name of the Corporation and the words and figures denoting its organization under the laws of the State of Delaware and the year thereof and otherwise shall be in such form as shall be approved from time to time by the Board of Directors.


                                    ARTICLE X
                                   FISCAL YEAR


     SECTION10.1 The fiscal year of the Corporation shall begin on January 1 and shall terminate on the last day of December of each year.


                                   ARTICLE XI
                                   AMENDMENTS


         SECTION 11.1 All By-Laws of the Corporation may be amended, altered or repealed, and new By-Laws may be enacted, by the affirmative vote of the stockholders or record of a majority of the issued and outstanding shares of stock of the Corporation entitled to vote at any annual or special meeting, or by the affirmative vote of a majority of the directors present at any regular or special meeting of the Board of Directors.


                                  ARTICLE XIII
                            ACTION WITHOUT A MEETING


         SECTION 13.1 Any action which might have been taken under these By-Laws by a vote of the stockholders at a meeting thereof may be taken without a meeting, without prior notice and without a vote, if a consent in writing setting forth the action so taken, shall be signed by the stockholders of the issued and outstanding shares of capital stock of the Corporation having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, provided that prompt notice shall be given to those stockholders who have not so consented if less than unanimous written consent is obtained. Any action which might have been taken under these By-Laws by vote of the directors at any meeting of the Board of Directors or any committee thereof may be taken without a meeting if all the members of the Board of Directors or such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of the Board of Directors or such committee.

EXHIBIT 3.4

                                     BY-LAWS
                                       OF
                            BELLAIRE SURGICARE, INC.


                                   ARTICLE 1.
                                     Offices


The principal office of the Corporation in the State of Texas shall be located in the City of Houston, County of Harris. The Corporation may have such other offices, either within or without the State of Texas, as the Board of Directors may designate or as the business of the Corporation may require from time to time.


The registered office of the Corporation required by the Texas Business Corporation Act to be maintained in the State of Texas may be, but need not be, identical with the principal office in the State of Texas, and the address of the registered office may be changed from time to time by the Board of Directors.


                                   ARTICLE II.
                                  Shareholders


Section 1. Annual Meeting. The annual meeting of the Shareholders shall be held on the day and date determined by the Board of Directors for the purpose of electing Directors and for the transaction of such other business as may come before the meeting. If the day fixed for the annual meeting shall be a legal holiday in the State of Texas, such meeting shall be held on the succeeding business day. If the election of Directors shall not be held on the day designated herein for any annual meeting of the Shareholders, or at any adjournment thereof, the Board of Directors shall cause the election to he held at a special meeting of the Shareholders as soon thereafter as convenient.


Section 2. Special Meeting. Special meetings of the Shareholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the President, and shall be called by the President at the request of the holders of not less than one-tenth of all the outstanding shares of the Corporation entitled to vote at the meeting.


Section 3. Place of Meeting. Meetings of Shareholders may be held at any place, within or without the State of Texas, designated in the notice or waiver of notice of the meeting. If no designation is so made, meetings of Shareholders shall be held at the principal office of the Corporation.


Section 4. Notice of Meeting. Written or printed notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten
(10) nor more than fifty (50) days before the date of the meeting, either personally or by mail, by or at the direction of the President, the Secretary, or the officer or persons calling the meeting to each Shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the Shareholders at his address as it appears on the stock transfer books of the Corporation, with postage thereon prepaid.


Section 5. Closing of Transfer Books or Fixing of Record Date. For the purpose of determining Shareholders entitled to notice of or to vote at any meeting of Shareholders or any adjournment thereof, or Shareholders entitled to receive payment of any dividend,- or in order to make a determination of Shareholders for any other proper purpose, the Board of Directors of the Corporation may provide that the stock transfer books shall be closed for a stated period but not to exceed, in any case, fifty (50) days. If the stock transfer books shall be closed for the purpose of determining Shareholders entitled to notice of or to vote at a meeting of Shareholders, such books shall be closed for at least ten (10) days immediately preceding such meeting. In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of Shareholders, such date in any case to be not more than fifty (50) days and, in case of a meeting of Shareholders, not less than ten (10) days prior to the date on which the particular action requiring such determination of Shareholders is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of Shareholders entitled to notice of or to vote at a meeting of Shareholders, or Shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of Shareholders entitled to vote at any meeting of Shareholders has been made as provided in this Section, such determination shall apply to any adjournment thereof except where the determination has been made by closing the stock transfer books and the stated period of closing has expired.


Section 6. Voting Lists. The officer or agent having charge of the stock transfer books for shares of the Corporation shall make, at least ten (10) days before each meeting of Shareholders, a complete list of Shareholders entitled to vote at such meeting, or any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each, which list for a period of ten (10) days prior to such meeting shall be kept on file at the registered office of the Corporation and shall be subject to inspection by any Shareholder at any time during usual business hours. Such list shall be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any Shareholder during the whole time of the meeting. The original stock transfer books shall be prima facie evidence as to Shareholders entitled to examine such list or transfer books or to vote at any meeting of Shareholders.


Section 7. Quorum. A majority of the outstanding shares of the Corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of the Shareholders. If less than a majority of the outstanding shares is represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. The Shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough Shareholders to leave less than a quorum.


Section 8. Proxies. Each proxy shall be revocable before it has been voted unless the proxy form conspicuously states that the proxy of (a) a pledge, (b) a person who Purchased or agreed to purchase, or owns or holds an option to purchase, the shares, (c) a creditor of the corporation who extended its credit under terms requiring the appointment, (d) an employee of the corporation whose employment contract requires the appointment, or (e) a party to a voting agreement created under the Texas Business Corporation Act. A revocable proxy shall be deemed to have been revoked if the Secretary of the Corporation shall have received at or before the meeting instructions or revocation or a proxy bearing a later date, which instructions or proxy shall have been duly executed and dated in writing by the shareholder.


Section 9. Voting of Shares. Each outstanding share entitled to vote shall be entitled to one (1) vote upon each matter submitted to a vote at the meeting of Shareholders. In the election of Directors of the Corporation, votes may not be cumulated.


Section 10. Voting of Shares by Certain Holders. Shares standing in the name of another corporation may be voted by such officer, agent or proxy as the by-laws of such corporation may prescribe, or, in the absence of such provision, as the board of directors of such corporation may determine.


Shares held by an administrator, executor, guardian or conservator may be voted by him, either in person or by proxy, without a transfer of such shares into his name. Shares standing in the name of a trustee may be voted by him, either to vote shares held by him without transfer of such shares into his name.


Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer into his name if authority to do so be contained in an appropriate order of the court by which such receiver was appointed.


A Shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred.


Shares of its own stock belonging to the Corporation or held by it in a fiduciary capacity shall not be voted, directly or indirectly, at any meeting, and shall not be counted in determining the total number of outstanding shares at any given time.


Section 11. Order of Business and Rules of  Procedure.  The order of business at
all  annual  and  special   meetings  of  Shareholders   shall,  to  the  extent
practicable, be as follows:


         (1)     Call to order.
         (2)     Presentation of proof of due calling and notice of the meeting.
         (3)     Presentation and examination of proxies.
         (4)     Ascertainment and announcement of presence of quorum.
         (5)     Approval of waiver of approval of prior minutes.
         (6)     Report of officers.
         (7)     Nomination for Directors.
         (8)     Receiving motions and resolutions.
         (9)     Discussion of election of Directors, motions and resolutions.
         (10)    Vote on Directors, motions and resolutions.
         (11)    Any other unfinished business.
         (12)    Any other new business.
         (13) Receipt of report of inspectors on results of election and vote on motions and resolutions.

1.      Adjournment.


In all matters pertaining to conduct of the Shareholders meetings, including each orderly adjournment thereof, the procedures set forth in Roberts Rules of Order shall be followed. Legal counsel to the Corporation, or such other person as is specified in the notice of the meeting, shall act as parliamentarian.


Section 12. Inspectors of Election. In advance of any meeting of Shareholders, the Board of Directors shall appoint not less nor more than three (3) inspectors of election. If there is no such appointment made in advance, or if any appointed person refuses or fails to serve, the Chairman of the meeting shall appoint a replacement. Inspectors of election shall determine the number of shares outstanding, voting power of each share, shares represented at the meeting, existence of a quorum, the authenticity, validity and effect of proxies; shall receive votes, ballots, assents and consents, and hear and determine all challenges and questions in any way arising in connection with a vote; shall count and tabulate all votes, assents and consents, and determine and announce results; and do all other acts as may be proper to conduct elections or votes with fairness to all Shareholders.


                                  ARTICLE III.
                               Board of Directors


Section 1. General Powers. The business affairs of the Corporation shall be managed by its Board of Directors.


Section 2. Number, Tenure and Qualifications. The number of Directors of the Corporation shall be no less than one nor more than fifteen. Each Director shall hold office until the next annual meeting of Shareholders and until his successor shall have been elected and qualified. Any Director or the entire Board of Directors may at any time be removed, with or without cause, by a vote of the holders of a majority of the shares then entitled to vote at an election of Directors or by the unanimous consent action of Shareholders as provided in ArticleXII of these By-Laws. Directors need not be residents of the State of Texas or Shareholders of the Corporation.


Section 3. Regular Meetings. A regular meeting of the Board of Directors shall be held without notice other than this by-law immediately after, and at the same place as, the annual meeting of Shareholders. The Board of Directors may provide by resolution the time and place, either within or without the State of Texas, for the holding of additional regular meetings without notice other than such resolution.


Section 4. Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the President or any officer. The person or persons authorized to call special meetings of the Board of Directors may fix any place, either within or without the State of Texas, as the place for holding any special meeting of the Board of Directors called by them.


Section 5. Notice. Notice of any special meeting shall he given at least two (2) days previously thereto by written notice delivered personally or mailed to each Director at his business address or by telegram. If mailed, such notice shall be deemed to be delivered when deposited in the U. S. mail so addressed, with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. The attendance of a Director at a meeting shall constitute a waiver of notice of such meeting, except where a Director attends meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the board of Directors need be specified in the notice of such meeting.


Section 6. Quorum.  A majority of the number of Directors  fixed by Section 2 of
Article III[ shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if less than such majority is present at a meeting, a majority of the Directors present may adjourn the meeting from time to time without further notice.


Section 7. Manner of Acting. The act of the majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.


Section 8. Vacancies. Any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the board of Directors. A Director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office. Any directorship to be filled by reason of any increase in the number of Directors shall be filled by reason of any increase in the number of Directors shall be filled by election at any annual meeting or at a special meeting of Shareholders called for that purpose.


Section 9. Compensation. By resolution of the Board of Directors, the Directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors, and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as Director. No such payment shall preclude any Director from serving the Corporation in any other capacity and receiving compensation therefore.


Section 10. Presumption of Assent. A Director of the Corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forwarding such dissent by registered mail to the Secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.


Section 11. Committees. The Board of Directors may by resolution adopted by a majority of the full Board of Directors designate from its members an Executive Committee and one or more other committees, each of which shall exercise such authority and responsibility as may be set forth in the resolution establishing the same, subject to the provisions of Article 2.36A of the Texas Business Corporation Act. Each such committee shall serve at the pleasure of the Board of Directors, and shall establish its own administrative and operational rules and procedures, but shall in all events keep accurate records of the actions taken by it.


Section 12. Professional Standards Committee. The Professional Standards Committee, a standing committee of the corporation, shall consist of the Chairman of the Board/Chief Executive officer, three physicians (M.D.s or D.O.s) and others as the Board shall appoint. This committee shall have the power to create bylaws, rules or policies to ensure quality assurance subject to Board approval of all bylaws, rules or policies implemented. A majority of the members of this committee must have no financial interest in the corporation.


Section 13. Credentials Committee. The Credentials Committee, a standing committee of the corporation, shall consist of the Chairman of the Board\Chief Executive Officer, three physicians (M.D.s or D.O.s), and others as the Board shall appoint. The Credentials Committee shall review the requirements for appointment to the medical staff and shall work with the Professional Standards Committee in improving and maintaining quality care and in defining the medical staff requirements. Each person applying for medical staff privileges must be approved by the Credentials Committee before medical staff privileges can be granted.


Section 14. Executive Committee. The Executive Committee, a standing committee of the corporation, shall consist of five members of the Board. This committee shall along with the Chief Executive Officer, be responsible for the daily operations of the corporation and shall supervise and manage the conduct and activity of the Chief Executive Officer. In the absence of a quorum of the Board, a quorum of the Executive Committee may act as the governing Board for the corporation.


                                   ARTICLE IV.
                                    Officers


Section 1. Number. The officers of the Corporation shall include a President, and a Secretary, and may include one (1) or more Vice-Presidents (the number thereof to be determined by the Board of Directors), and a Treasurer, each of who shall be elected by the Board of Directors. Such other officers and assistant officers as may be deemed to be necessary may also be elected or appointed by the Board of Directors. Any two (2) or more offices may be held by the same person.


Section 2. Election and Term of Office. The officers of the Corporation shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of the Shareholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as conveniently may be. Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided.


Section 3. Removal. Any officer or agent elected or appointed by the Board of Directors may be removed by the Board of Directors whenever in its judgment the best interest of the Corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.


Section 4. Vacancies. A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the Board of Directors for the unexpired portion of the term.


Section 5. President. Subject to the Board of Directors, the President shall be chief executive officer of the Corporation and shall supervise and control all of the business and affairs of the Corporation. He shall preside at all meetings of the Shareholders and of the Board of Directors. He may sign, with the Secretary or any other proper officer of the Corporation thereunto authorized by the Board of Directors, certificates for shares of the Corporation, any deed, mortgages, bonds, contracts, or other instruments which the Board of Directors has authorized to be executed, except in cases where the signing and execution shall be expressly delegated by the Board of Directors or by these By-Laws to some other officer or agent of the Corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform duties incident to the office of president and such other duties as may be prescribed by the Board of Directors from time to time.


Section 6. Vice-President. In the absence of the President or in the event of his death, inability or refusal to act, the Vice-President (or in the event there be more than one (1) VicePresident, the Vice-Presidents in the order designated at the time of their election, or in the absence of any designation, then in the order of their election) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Any Vice-President may sign with the Secretary or an Assistant Secretary, certificates for shares of the Corporation; and shall perform such other duties as from time to time may be assigned to him by the President or by the Board of Directors.


Section 7. Secretarv. The Secretary shall: (a) keep the minutes of the Shareholders and of the Board of Directors meetings in one (1) or more books provided for that purpose; (b) see that all notices are given in accordance with the provisions of these By-Laws or as required by law; (c) be custodian of the corporate records and of the seal of the Corporation and see that the seal of the Corporation is affixed to all documents the execution of which on behalf of the Corporation under its seal is duly authorized; (d) keep a register of the post office address of each Shareholder which shall be furnished to the Secretary by such Shareholder; (e) sign with the President, or a Vice-President, certificates for shares of the Corporation, the issuance of which shall have been authorized by resolution of the Board of Directors; (f) have general charge of the stock, transfer books of the Corporation, and (g) in general perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned to him by the President or by the Board of Directors.


Section 8. Treasurer. If required by the Board of Directors, The Treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the Board of Directors shall determine. He shall: (a) have charge and custody of and be responsible for all funds and securities of the Corporation; receive and give receipts for moneys due and payable to the Corporation from any source whatsoever, and deposit all such moneys in the name of the Corporation in such banks, trust companies or other depositories as shall be selected in accordance with the provisions of Article V of these By-Laws; and
(b) in general perform all of the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him by the President or by the Board of Directors.


Section 9. Assistant Secretaries and Assistant Treasurers. The Assistant Secretaries, when authorized by the Board of Directors, may sign with the President or a Vice-President certificates for shares of the Corporation the issuance of which shall have been authorized by a resolution of the Board of Directors. The Assistant Treasurers shall respectively, if required by the Board of Directors, give bond for the faithful discharge of their duties in such sums and with such sureties as the Board of Directors shall determine. The Assistant Secretaries and Assistant Treasurers, in general, shall perform such duties as shall be assigned to them by the Secretary or the Treasurer, respectively, or by the President or the Board of Directors.


Section 10. Salaries. The salaries of the officers shall be fixed from time to time by the Board of Directors and no officer shall be prevented from receiving such salary by reason of the fact that he is also a Director of the Corporation.


                                   ARTICLE V.
                      Contracts, Loans, Checks and Deposits


Section 1. Contracts. The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.


Section 2. Loans. No loans shall be contracted on behalf of the Corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the


Board of Directors. Such authority may be general or confined to specific instances.


Section 3. Checks, Drafts. Etc-. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation, shall be signed by such officer or officers, agent or agents of the Corporation and in such manner as shall from time to time be determined by resolution of the Board of Directors.


Section 4. Deposits. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Board of Directors may select.


                                   ARTICLE VI.
                   Certificates for Shares and Their Transfer


Section 1. Certificates for Shares. Certificates representing shares of the Corporation shall be in such form as shall be determined by the Board of
Directors. Such certificates shall be signed by the President or a Vice-President and by the Secretary or an Assistant Secretary. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the Corporation. All certificates surrendered to the Corporation for transfer shall be canceled and no new certificate shall have been surrendered and canceled, except that in case of a lost, destroyed-or mutilated certificate a new one may be issued therefor upon such terms and indemnity to the Corporation as the Board of Directors may prescribe.


Section 2. Transfer of Shares. Transfer of shares of the Corporation shall be made only on the stock transfer books of the Corporation by the holder of record thereof or by his legal representative, who shall furnish proper evidence of authority to transfer, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the Corporation, and on surrender for cancellation of the certificate for such shares. The person in whose name shares stand on the books of the Corporation shall be deemed by the Corporation to be the owner thereof for all purposes.


                                  ARTICLE VII.
                                   Fiscal Year


         The fiscal year of the Corporation shall be determined by resolution of the Board of Directors.


                                  ARTICLE VIII.
                                    Dividends


The Board of Directors may from time to time declare, and the Corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and its Articles of Incorporation.


                                   ARTICLE IX.
                                      Seal

The Board of Directors shall provide a corporation seal which shall be circular in form and shall have inscribed thereon the name of the Corporation and the state of incorporation.

                                   ARTICLE X.
                                   Amendments


The Board of Directors shall have the power to alter, amend or repeal these By-Laws or adopt new By-Laws, subject to amendment, repeal or adopting of new By-Laws by action of the shareholders and unless the shareholders in amending, repealing or adopting a new By-Law expressly provide that the Board of Directors may not amend or repeal that By-Law. The Board of Directors may exercise this power at any regular or special meeting at which a quorum is present by the affirmative vote of two-thirds (2/3) of the Directors present at the meeting and without any notice of the action taken with respect to the By-Laws having been contained in the notice of waiver of notice of such meeting. Unless the corporations Articles of Incorporation or a By-Law adopted by the shareholders provide otherwise as to all or some portion of the By-Laws, the corporations shareholders may amend, repeal or adopt new By-Laws even though the By-Laws may have been amended by the Board of Directors.


                                   ARTICLE XI.
                           Notice and Waiver of Notice


Whenever any notice whatever is required to be given under the provisions of these By-Laws, said notice shall be deemed to be sufficient if given by depositing the same in a post office box in a sealed postpaid wrapper addressed to the person entitled thereto at his post office address, as it appears on the books of the Corporation, and such notice shall be deemed to have been given on the date of such notice shall be deemed to have been given on the date of such mailing. A waiver of notice, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto. Neither the business to be transacted at, nor the purposes of, any regular or special meeting of the Board of Directors or Shareholders need be specified in the waiver of notice of such meeting.


                                  ARTICLE X111.
                            Action Without a Meeting


Section 1. Written Consent. Any action required or permitted to be taken at a meeting of the Shareholders, Board of Directors, or any committee may be taken without a meeting if a consent in writing, setting for the action so taken, is signed by all the Shareholders, Directors, or committee members, as the case may be; and such action shall have the same force and effect as a unanimous vote at a meeting thereof duly and regularly called.


Section 2. Conference Telephone. Shareholders, Directors or members of any committee may participate in and hold a meeting thereof by means of which all persons participating in the meeting can hear each other, and participation in such a meeting shall constitute presence in person at such meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. Minutes of any such conference telephone meeting shall be prepared and kept in the same manner as minutes of any other meeting.


                                  ARTICLE XIII.
              Indemnification of Officers, Directors and Employees


Section 1. Definitions. In this Article:


(a) "Indemnitee" means (i) any present or former Director, advisory director or officer of the corporation, (ii) any person who while serving in any of the capacities referred to in clause (i) hereof served at the corporations request as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, and (iii) any person nominated or designated by (or pursuant to authority granted by) the Board of Directors or any committee thereof to serve in any of the capacities referred to in clauses (i) or (H) hereof.


(b) "Official Capacity" means (i) when used with respect to a Director, the office of Director of the corporation, and (ii) when used with respect to a person other than a Director, the elective or appointive office of the corporation held by such person or the employment or agency relationship undertaken by such person on behalf of the corporation, but in each case does not include service for any other foreign or domestic corporation or any partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise.


(c) "Proceeding" means any threatened, pending or complete action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, any appeal in such an action, suit or proceeding, and any inquiry or investigation that could lead to such an action, suit or proceeding.


Section 2. Indemnification. The corporation shall indemnify every Indemnitee against all judgments, penalties (including excise and similar taxes), fines, amounts paid in settlement and reasonable expenses actually incurred by the Indemnitee in connection with any Proceeding in which he was, or is threatened to be named defendant or respondent, or in which he was or is a witness without being named a defendant or respondent, by reason, in whole or in part, of his serving or having served, or having been nominated or designated to serve, in any of the capacities referred to in Section 1, if it is determined in accordance with Section 4 that the Indemnitee (a) conducted himself in good faith, (b) reasonably believed, in the case of conduct in his Official Capacity, that his conduct was in the corporations best interests, and, in all other cases, that his conduct was at least not opposed to the corporations best interests and (c) in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful; provided, however, that in the event that an Indemnitee is found liable to the corporation or is found liable on the basis that personal benefit was improperly received by the Indemnitee the indemnification (i) is limited to reasonable expenses actually incurred by the Indemnitee in connection with the Proceeding and (ii) shall not be made in respect of any Proceeding in which the Indemnitee shall have been found liable for willful or intentional misconduct in the performance of his duty to the corporation. Except as provided in the immediately preceding proviso to the first sentence of this Section 2, no indemnification shall be made under this
Section 2 in respect of any Proceeding in which such Indemnitee  shall have been
(x) found liable on the basis that personal benefit was improperly received by him, whether or not the benefit resulted from an action taken in the Indemnitees Official Capacity, or (y) found liable to the corporation. The termination of any Proceeding by judgment, order, settlement or conviction, or on a plea of nolo contendere or its equivalent, is not of itself determinative that the Indemnitee did not meet the requirements set forth in clauses (a), (b) or (c) in the first sentence of this Section 2. An Indemnitee shall be deemed to have been found liable in respect of any claim, issue or matter only after the Indemnitee shall have been so adjudged by a court of competent jurisdiction after exhaustion of all appeals therefrom. Reasonable expenses shall, include, without limitation, all court costs and all fees and disbursements of attorneys for the Indemnitee.

Section 3. Successful Defense. Without limitation of Section 2 and in addition to the indemnification provided for in Section 2, the corporation shall indemnify every Indemnitee against reasonable expenses incurred by such person in connection with any Proceeding in which he is a witness or a named defendant or respondent because he served in any of the capacities referred to in Section 1, if such person has been wholly successful, on the merits or otherwise, in defense of the Proceeding.


Section 4. Determinations. Any indemnification under Section 2 (unless ordered by a court or competent jurisdiction) shall be made by the corporation only upon a determination that indemnification of the Indemnitee is proper in the circumstances because he has met the applicable standard of conduct. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of Directors, who, at the time of such vote, are not named defendants or respondents in the Proceeding; (b) if such a quorum cannot be obtained, then by a majority vote of a committee of the Board of Directors, duly designated to act in the matter by a majority vote of all Directors (in which designation Directors who are named defendants or respondents in the Proceeding may participate), such committee to consist solely of two (2) or more Directors who, at the time of the committee vote, are not named defendants or respondents in the Proceeding; (c) by special legal counsel selected by the Board of Directors or a committee thereof by vote as set forth in clauses (a) or (b) of this Section 4, if the requisite quorum of all of the Directors cannot be obtained therefor and such committee cannot be established, by a majority vote of all of the Directors (in which Directors who are named defendants or respondents in the Proceeding may participate); or (d) by the shareholders in a vote that excludes the shares held by Directors that are named defendants or respondents in the Proceeding. Determination as to reasonableness of expenses shall be made in the same manner as the determination that indemnification is permissible is made by special legal counsel, determination as to reasonableness of expenses must be made in the manner specified in clause (c) of the preceding sentence for the selection of special legal counsel. In the event a determination is made under this Section 4 that the Indemnitee has met the applicable standard of conduct as to some matters but not as to others, amounts to be indemnified may be reasonably prorated.


Section 5. Advancement of Expenses. Reasonable expenses (including court costs and attorneys fees) incurred by an Indemnitee who was or is a witness or was, is or is threatened to be made a named defendant or respondent in a Proceeding shall be paid by the corporation at reasonable intervals in advance of the final disposition of such Proceeding, and without making any of the determinations specified in Section 4, after receipt by the corporation of (a) a written affirmation by such Indemnitee of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation under this Article and (b) a written undertaking by or on behalf of such Indemnitee to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this Article. Such written undertaking shall be an unlimited obligation of the Indemnitee but need not be secured and it may be accepted without reference to financial ability to make repayment. Notwithstanding any other provision of this Article, the corporation may pay or reimburse expenses incurred by an Indemnitee in connection with his appearance as a witness or other participation in a Proceeding at a time when he is not named a defendant or respondent in the Proceeding.


Section 6. Employee Benefit Plans. For purposes of this Article, the corporation shall be deemed to have requested an Indemnitee to serve an employee benefit plan whenever the performance by him of his duties to the corporation also imposes duties on or otherwise involves services by him to the plan or participants or beneficiaries of the plan. Excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall be deemed fines. Action taken or omitted by an Indemnitee with respect to an employee benefit plan in the performance of his duties for a purpose reasonably believed by him to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the corporation.


Section 7. Other Indemnification and Insurance. The indemnification provided by this Article shall (a) not be deemed exclusive or, or to preclude, any other rights to which those seeking indemnification may at any time be entitled under the corporations Articles of Incorporation, any law, agreement or vote of shareholders or disinterested Directors, or otherwise, or under any policy or policies of insurance purchased and maintained by the corporation on behalf of any indemnitee, both as to action in his Official Capacity and as to action in any other capacity, (b) continue as to a person who has ceased to be in the capacity by reason of which he was an Indemnitee with respect to matters arising during the period he was in such capacity, and (c) insure to the benefit of the heirs, executors and administrators of such a person.


Section 8. Notice. Any indemnification of or advance of expenses to an Indemnitee in accordance with this Article shall be reported in writing to the shareholders of the corporation with or before the notice or waiver of notice of the next shareholders meeting or with or before the next submission to shareholders of a consent to action without a meeting and, in any case, within the twelve-month period immediately following the date of the indemnification or advance.


Section 9. Construction. The indemnification provided by this Article (a) are for the benefit of, and may be enforced by, each Indemnitee of the corporation, the same as if set forth in their entirety in a written instrument duly executed and delivered by the Corporation and such Indemnitee and (b) constitute a continuing offer to all present and future Indemnities. The corporation, by its adoption of these By-Laws, (x) acknowledges and agrees that each Indemnitee of the Corporation has relied upon and will continue to rely upon the provisions of this Article in becoming, and serving in any of the capacities referred to in
Section 1 (a) of this Article, (y) waives reliance upon, and all notices of acceptance of, such provisions by such Indemnities and (z) acknowledges and agrees that no present or future Indemnitee shall be prejudiced in his right to enforce the provisions of this Article in accordance with their terms by any act or failure to act on the part of the corporation.


Section 10. Effect of Amendment. No amendment, modification or repeal of this Article or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnities to be indemnified by the corporation, nor the obligation of the corporation to indemnify any such Indemnities, under and in accordance with the provisions of the Article as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.


The Undersigned certifies that the foregoing By-Laws have been adopted as the first By Laws of Bellaire Surgicare, Inc., in accordance with the requirements of the laws of the State of Texas.


         DATED:   1995


David Blumfield W, D.P.M.
President





ATTEST:


Ben Po . M.D.
Secretary

 EXHIBIT 4.1 CERTIFICATE OF DESIGNATION,



                        POWERS, PREFERENCES AND RIGHTS OF
                       SERIES A REDEEMABLE PREFERRED STOCK
                            PAR VALUE $.001 PER SHARE
                                       OF
                                 SURGICARE, INC.


         (Formerly Technical Coatings, Inc., incorporated July 20, 1984)

                               -------------------

                     Pursuant to Section 151 of the General


                    Corporation Law of the State of Delaware

                               -------------------

         IT IS HEREBY CERTIFIED that:

         1. The name of the company (hereinafter called the "Corporation") is SurgiCare, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware.

         2. The Amended and Restated Certificate of Incorporation of the Corporation authorizes the issuance of Twenty Million (20,000,000) shares of Preferred Stock, par value $.001 per share ("Preferred Stock"), and expressly vests in the Board of Directors of the Corporation the authority provided therein to issue any or all of said shares in one (1) or more series and by resolution or resolutions to establish the designation and number and to fix the relative rights and preferences of each series to be issued.

         3. The Board of Directors of the Corporation, pursuant to the authority expressly vested in it as aforesaid, and pursuant to the provisions of Section 151 of the General Corporation Law of the State of Delaware, has adopted the resolutions set forth below creating the Series A Redeemable Preferred Stock:

         RESOLVED, that One Million Six Hundred Fifty Thousand (1,650,000) shares of the Twenty Million (20,000,000) authorized shares of Preferred Stock of the Corporation shall be designated Series A Redeemable Preferred Stock, $.001 par value per share, and shall possess the rights and preferences set forth below:

         Section 1. Designation and Amount. The shares of such series shall have a par value of $.001 per share and shall be designated as Series A Redeemable Preferred Stock (the "Series A Preferred Stock") and the number of shares constituting the Series A Preferred Stock shall be One Million Six Hundred Fifty Thousand (1,650,000). The Series A Preferred Stock shall be issued or offered at a purchase price of Five Dollars ($5.00) per share (the "Original Issue Price").

         Section 2. Rank. The Series A Preferred Stock shall rank: (i) junior to any other class or series of capital stock of the Corporation hereafter created specifically ranking by its terms senior to the Series A Preferred Stock (the "Senior Securities"); (ii) prior to all of the Corporations Common Stock, $.005 par value per share (the "Common Stock"); (iii) prior to any class or series of capital stock of the Corporation hereafter created not specifically ranking by its terms senior to or on parity with any Series A Preferred Stock of whatever subdivision (collectively, with the Common Stock, "Junior Securities"); and (iv) on parity with any class or series of capital stock of the Corporation hereafter created specifically ranking by its terms on parity with the Series A Preferred Stock ("Parity Securities") in each case as to distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (all such distributions being referred to collectively as "Distributions").

     Section 3. Dividends.

     (a) Subject to the prior preferences and other rights of any Senior Securities, the holders (the "Holders") of Series A Preferred Stock shall be entitled to receive, out of funds legally available for that purpose, cash dividends at the rate of $.48 per annum. Such dividends shall be cumulative from the date of the issuance (the "Issue Date") of the Series A Preferred Stock and shall be payable in arrears, when and as declared by the Board of Directors, on the first day of each month thereafter (each such date being herein referred to as a "Dividend Payment Date"), commencing on August 1, 1999. The monthly period between consecutive Dividend Payment Dates shall hereinafter be referred to as a "Dividend Period." Each such dividend shall be paid to the holders of record of the Preferred Stock as their names appear on the share register of the Corporation on the Record Date. As used above, the term "Record Date" means, with respect to the dividend payable on the first day of a month, the fifteenth day of the preceding month, or such other record date designated by the Board of Directors of the Corporation with respect to the dividend payable on such respective Dividend Payment Date. Dividends on account of arrears for any past Dividend Periods may be declared and paid at any time, without reference to any Dividend Payment Date, to holders of record on such date, not exceeding 50 days preceding the payment date thereof, as may be fixed by the Board of Directors.

     (b) In the event that full cash dividends are not paid or made available to the holders of all outstanding shares of Series A Preferred Stock and of any Parity Securities, and funds available shall be insufficient to permit payment in full in cash to all such holders of the preferential amounts to which they are then entitled, the entire amount available for payment of cash dividends shall be distributed among the holders of the Series A Preferred Stock and of any Parity Securities ratably in proportion to the full amount to which they would otherwise be respectively entitled, and any remainder not paid in cash to the holders of the Series A Preferred Stock shall cumulate as provided in
Section 3(c) below.

     (c) If, on any Dividend Payment Date, the holders of the Series A Preferred Stock shall not have received the full dividends provided for in the other provisions of this Section 3, then such dividends shall cumulate, whether or not earned or declared, with additional dividends thereon for each succeeding full Dividend Period during which such dividends shall remain unpaid. Unpaid dividends for any period less than a full Dividend Period shall cumulate on a day-to-day basis and shall be computed on the basis of a 360 day year.


     (d) So long as any shares of Series A Preferred Stock shall be outstanding, the Corporation shall not declare or pay on any Junior Securities any dividend whatsoever, whether in cash, property or otherwise (other than dividends payable in shares of the class or series upon which such dividends are declared or paid, or payable in shares of Common Stock with respect to Junior Securities other than Common Stock, together with cash in lieu of fractional shares), nor shall the Corporation make any distribution on any Junior Securities, nor shall any Junior Securities be purchased or redeemed by the Corporation or any subsidiary, nor shall any monies be paid or made available for a sinking fund for the purchase or redemption of any Junior Securities, unless all dividends to which the holders of Series A Preferred Stock shall have been entitled for all previous Dividend Periods shall have been paid or declared and a sum of money sufficient for the payment thereof set apart.


     (e) So long as any shares of Series A Preferred Stock shall be outstanding, no dividend shall be paid on any share of Common Stock unless a dividend (including the amount of any dividends paid pursuant to the above provisions of this Section 3) is paid with respect to all outstanding shares of Series A Preferred Stock in an amount for each such share of Series A Preferred Stock equal to or greater than the aggregate amount of such dividends for all shares of Common Stock into which each such share of Series A Preferred Stock could then be converted.


 Section 4. Liquidation Preference.

     (a) In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the Holders of shares of Series A Preferred Stock shall be entitled to receive, immediately after any distributions to Senior Securities required by the Corporations Amended and Restated Certificate of Incorporation or any certificate of designation, and prior in preference to any distribution to Junior Securities but in parity with any distribution to Parity Securities, an amount per share equal to the sum of the Original Issue Price, plus all accrued or declared and unpaid dividends on such share, for each share of Series A Preferred Stock then held by such Holders. If upon the occurrence of such event, and after payment in full of the preferential amounts with respect to the Senior Securities, the assets and funds available to be distributed among the Holders of the Series A Preferred Stock and Parity Securities shall be insufficient to permit the payment to such Holders of the full preferential amounts due to the Holders of the Series A Preferred Stock and the Parity Securities, respectively, then the entire assets and funds of the Corporation legally available for distribution shall be distributed among the Holders of the Series A Preferred Stock and the Parity Securities, pro rata, based on the respective liquidation amounts to which each such series of stock is entitled by the Corporations Amended and Restated Certificate of Incorporation and any certificate(s) of designation relating thereto. Neither the consolidation or merger of the Corporation into or with another corporation or corporations, nor the sale of all or substantially all of the assets of the Corporation to another corporation or corporations shall be deemed a liquidation, dissolution or winding up of the affairs of the Corporation within the meaning of this Section 4.


     (b) Upon the completion of the distribution required by Section 4(a), if assets remain in the Corporation, they shall be distributed to holders of Junior Securities in accordance with the Corporations Amended and Restated Certificate of Incorporation including any duly adopted certificate(s) of designation.


Section 5. Conversion of Series A Preferred Stock. The record Holders of the Series A Preferred Stock shall have conversion rights as follows:


         (a) Right to Convert. Each record Holder of Series A Preferred Stock shall be entitled to convert each outstanding share of Series A Preferred Stock held by such Holder into one fully-paid and non-assessable share of Common Stock. No payment or adjustment to the number of shares of Common Stock issuable upon conversion of one share of Series A Preferred Stock shall be made on account of any stock split, subdivision, reclassification, issue or sale of any capital stock of the Corporation or other event.


         (b) Mechanics of Conversion. In order to convert Series A Preferred Stock into full shares of Common Stock, the Holder shall (i) deliver or fax a copy of a fully executed notice of conversion ("Notice of Conversion") to the Corporation at the office of the Corporation or to the Corporations designated transfer agent (the "Transfer Agent") for the Series A Preferred Stock stating that the Holder elects to convert, which notice shall specify the date of conversion, the number of shares of Series A Preferred Stock to be converted, and a calculation of the number of shares of Common Stock issuable upon such conversion (together with a copy of the front page of each certificate to be converted) and (ii) surrender to a common courier for either overnight or two
(2) day delivery to the office of the Corporation or the Transfer Agent, the original certificates representing the Series A Preferred Stock being converted (the "Preferred Stock Certificates"), duly endorsed for transfer; provided, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless either the Preferred Stock Certificates are delivered to the Corporation or the Transfer Agent as provided above, or the Holder notifies the Corporation or its Transfer Agent that such certificates have been lost, stolen or destroyed (subject to the requirements of subsection 5(b)(i) below).


         (i) Lost or Stolen Certificates. Upon receipt by the Corporation of evidence of the loss, theft, destruction or mutilation of any Preferred Stock Certificates representing shares of Series A Preferred Stock, and (in the case of loss, theft or destruction) of indemnity or security reasonably satisfactory to the Corporation, and upon surrender and cancellation of the Preferred Stock Certificates, if mutilated, the Corporation shall execute and deliver new Preferred Stock Certificates of like tenor and date. However, the Corporation shall not be obligated to re-issue such lost or stolen Preferred Stock Certificates if the Holder contemporaneously requests the Corporation to convert such Series A Preferred Stock into Common Stock.


         (ii) Delivery of Common Stock Upon Conversion. The Corporation no later than 6:00 p.m. (Houston, Texas time) on the third (3rd) business day after receipt by the Corporation or its Transfer Agent of all necessary documentation duly executed and in proper form required for conversion, including the original Preferred Stock Certificates to be converted (or after provision for security or indemnification in the case of lost, stolen or destroyed certificates, if required), shall issue and surrender to a common courier for either overnight or (if delivery is outside the United States) two (2) day delivery to the Holder as shown on the stock records of the Corporation a certificate for the number of shares of Common Stock to which the Holder shall be entitled as aforesaid.


         (iii) Date of Conversion. The date on which conversion occurs (the "Date of Conversion") shall be deemed to be the date such Notice of Conversion is delivered or faxed to the Corporation or the Transfer Agent, as the case may be, provided that the advance copy of the Notice of Conversion is delivered or faxed to the Corporation on or prior to 6:00 p.m., Houston, Texas time, on the Date of Conversion. The original Preferred Stock Certificates representing the shares of Series A Preferred Stock to be converted shall be surrendered by depositing such certificates with a common courier for either overnight or two
(2) day delivery, as soon as practicable following the Date of Conversion. The person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record Holder or Holders of such shares of Common Stock on the Date of Conversion.


Section 6. Redemption by the Corporation.

     (a) The Series A Preferred Stock shall not be redeemed in whole or in part prior to the first anniversary of the Issue Date. On and after the first anniversary of the Issue Date, the Series A Preferred Stock may be redeemed by the Corporation, upon vote of not less than two-thirds of the directors comprising the full Board of Directors of the Corporation, in cash at any time in whole or (subject to the last sentence of Section 6(b) below), from time to time in part, at the option of the Corporation, at a redemption price per share equal to the sum of the Original Issue Price, plus all accrued or declared and unpaid dividends on such share, for each share of Series A Preferred Stock then held by such Holders.


     (b) If less than all of the outstanding shares of Series A Preferred Stock are to be redeemed, such shares shall be redeemed pro rata or by lot as determined by the Board of Directors in its sole discretion.


     (c) Notice of every proposed redemption of Series A Preferred Stock shall be sent by or on behalf of the Corporation, by first class mail, postage prepaid, to the Holders of record of the shares to be redeemed at their respective addresses as they shall appear on the records of the Corporation, not less than thirty (30) days nor more than sixty (60) days prior to the date fixed for redemption (the "Redemption Date") (i) notifying such holders of the election of the Corporation to redeem such shares and of the date of redemption,
(ii) stating the date on which the shares cease to be convertible, and the Conversion Rate (iii) stating the place or places at which the shares called for redemption shall, upon presentation and surrender of the certificates evidencing such shares, be redeemed, and the Redemption Price therefor, and (iv) stating the name and address of any Redemption Agent selected by the Corporation in accordance with Section 6(d) below, and the name and address of the Corporations transfer agent for the Preferred Stock. The Corporation may act as the transfer agent for the Series A Preferred Stock.


     (d) Prior to the date on which there shall have been a public distribution of the Preferred Stock, the Corporation may act as the redemption agent to redeem the Preferred Stock. Thereafter the Corporation shall appoint as its agent for such purpose a recognized stock transfer agent, which may be a bank or trust company in good standing, organized under the laws of the United States of America or any jurisdiction thereof, and may appoint any one or more additional such agents. The Corporation or such bank or trust company are hereinafter referred to as the "Redemption Agent." Following such appointment and prior to any redemption, the Corporation shall deliver to the Redemption Agent irrevocable written instructions authorizing the Redemption Agent, on behalf and at the expense of the Corporation, to cause such notice of redemption to be duly mailed as herein provided as soon as practicable after receipt of such irrevocable instructions and in accordance with the above provisions. All funds necessary for the redemption shall be deposited with the Redemption Agent in trust at least two business days prior to the Redemption Date, for the pro rata benefit of the holders of the shares so called for redemption, so as to be and continue to be available therefor. Neither failure to mail any such notice to one or more such holders nor any defect in any notice shall affect the sufficiency of the proceedings for redemption as to other holders.


     (e) If notice of redemption shall have been given as hereinbefore provided, and the Corporation shall not default in the payment of the Redemption Price, then each holder of shares called for redemption shall be entitled to all preferences and relative and other rights accorded by this resolution until and including the date prior to the Redemption Date. If the Corporation shall default in making payment or delivery as aforesaid on the Redemption Date, then each holder of the shares called for redemption shall be entitled to all preferences and relative and other rights accorded by this resolution until and including the date prior to the date (the "Final Redemption Date") when the Corporation makes payment or delivery as aforesaid to the holders of the Preferred Stock. From and after the Redemption Date or, if the Corporation shall default in making payment or delivery as aforesaid, the Final Redemption Date, the shares called for redemption shall no longer be deemed to be outstanding, and all rights of the holders of such shares shall cease and terminate, except the right of the holders of such shares, upon surrender of certificates therefor, to receive amounts to be paid hereunder. The deposit of monies in trust with the Redemption Agent shall be irrevocable except that the Corporation shall be entitled to receive from the Redemption Agent the interest or other earnings, if any, earned on any monies so deposited in trust, and the holders of any shares redeemed shall have no claim to such interest or other earnings, and any balance of monies so deposited by the Corporation and unclaimed by the holders of the Preferred Stock entitled thereto at the expiration of two (2) years from the Redemption Date (or the Final Redemption Date, as applicable) shall be repaid, together with any interest or other earnings thereon, to the Corporation, and after any such repayment, the holders of the shares entitled to the funds so repaid to the Corporation shall look only to the Corporation for such payment, without interest.


Section 7. Voting Rights. In addition to any special voting rights expressly provided by the General Corporation Law of Delaware, and until each such share is converted into a share of Common Stock, Holders of Series A Preferred Stock shall be entitled to vote on matters to be voted on by the stockholders of the Corporation, and shall be entitled to one vote for each such share held by them, respectively, such votes to be counted together with all other shares of capital stock having general voting powers and not separately as a class. In all cases where the Holders of shares of Series A Preferred Stock have the right to vote separately as a class, such Holders shall be entitled to one vote for each such share held by them respectively.


Section 8. Protective Provision. So long as shares of Series A Preferred Stock are outstanding, the Corporation shall not without first obtaining the approval (by vote or written consent, as provided by the General Corporation Law of Delaware) of the Holders of at least a majority of the then outstanding shares of Series A Preferred Stock:


     (a) alter or change the rights, preferences or privileges of the Series A Preferred Stock or any Senior Securities so as to affect adversely the Series A Preferred Stock; or

     (b) increase the size of the authorized number of Series A Preferred Stock. In the event Holders of at least a majority of the then outstanding shares of Series A Preferred Stock agree to allow the Corporation to alter or change the rights, preferences or privileges of the shares of Series A Preferred Stock, pursuant to subsection (a) above, so as to affect adversely the Series A
Preferred Stock, then the Corporation will deliver notice of such approved alteration or change to the Holders of the Series A Preferred Stock that did not agree to such alteration or change (the "Dissenting Holders") and the Dissenting Holders shall have the right for a period of thirty (30) days to convert pursuant to the terms of this Certificate of Designation as they exist prior to such alteration or change or continue to hold their shares of Series A Preferred Stock subject to the approved alteration or change of the rights, preferences or privileges of the Series A Preferred Stock.

Section 9. Notices. In the event of

     (a) any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right,

     (b) any capital reorganization of the Corporation, any reclassification or recapitalization of the capital stock of the Corporation, any merger or consolidation of the Corporation, or any transfer of all or substantially all of the assets of the Corporation to any other corporation, limited liability company, partnership (whether general or limited) or other person or firm a majority of the equity interests in which shall not be owned by holders of capital stock of the Corporation immediately thereafter, or

     (c) any voluntary or involuntary dissolution, liquidation or winding up of the Corporation, then and in each such event the Corporation shall mail or cause to be mailed to each holder of Series A Preferred Stock a notice specifying (i) the date on which any such record is to be taken for the purpose of such dividend, distribution or right and a description of such dividend, distribution or right, (ii) the date on which any such reorganization, reclassification, recapitalization, transfer, consolidation, merger, dissolution, liquidation or winding up is expected to become effective and (iii) the time, if any, that is to be fixed, as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such reorganization, reclassification, recapitalization, transfer, consolidation, merger, dissolution, liquidation or winding up. Such notice shall be mailed at least thirty (30) days prior to the date specified in such notice on which such action is to be taken. In addition to the foregoing, each holder of Series A Preferred Stock shall be given, at the same times as holders of Common Stock, all notices of corporate action or proposed corporate action given to holders of Common Stock.

     Section 10. Exclusion of Other Rights. Except as may otherwise be required by law, the shares of Series A Preferred Stock shall not have any preferences or relative, participating, optional or other special rights, other than those specifically set forth in this resolution (as such resolution may be amended from time to time) and in the Corporations Amended and Restated Certificate of Incorporation. The shares of Series A Preferred Stock shall have no preemptive or subscription rights.

     Section 11. Headings. The headings of the various scetions and subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

     Section 12. Severability of Provisions. If any right, preference or limitation of the Series A Preferred Stock set forth in this resolution (as such resolution may be amended from time to time) is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other rights, preferences and limitations set forth in this resolution (as so amended) which can be given effect without the invalid, unlawful or unenforceable right, preference or limitation shall, nevertheless, remain in full force and effect, and no right, preference or limitation herein set forth shall be deemed dependent upon any other such right, preference or limitation unless so expressed herein.

     Section 13. Status of Reacquired Shares. Shares of Series A Preferred Stock which have been issued and reacquired in any manner shall (upon compliance with any applicable provisions of the laws of the State of Delaware) have the status of authorized and unissued shares of Preferred Stock issuable in series undesignated as to series and may be redesignated and reissued.


     Section 14. Preference Rights. Nothing contained herein shall be construed to prevent the Board of Directors of the Corporation from issuing one (1) or more series of Preferred Stock with dividend and/or liquidation preferences junior to the dividend and liquidation preferences of the Series A Preferred Stock.


         IN WITNESS WHEREOF, the Corporation has caused this Certificate to be duly executed on its behalf by its President this 25 day of July, 1999.





SURGICARE, INC.





By: Dr. David Blumfield
President





Attest:


Dr. Sherman Nagler
Secretary





                                   SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

EXHIBIT 9.1 TECHNICAL COATINGS, INC.





                             VOTING TRUST AGREEMENT





     1. Creation of Trust. The stockholders listed on Exhibit A hereto (the "Stockholders") of Technical Coatings, Inc., a Delaware corporation (the "Company"), hereby create the Voting Trust (the "Trust"), which shall be governed in accordance with the terms of this trust agreement (the "Trust Agreement"). The initial Trustee shall be David Blumfield, D.P.M.



     2. Term of Trust. The Trust shall continue for a period of two (2) years, unless it is sooner terminated by the decision of the Trustee or the withdrawal of all Shares as hereinafter provided.



     3. Deposit of Shares. The Stockholders hereby acknowledge and agree that one or more certificates evidencing the total number of shares of the Companys Common Stock ($.005 par value) set forth on the signature page(s) hereof (the "Shares"), beneficially owned by the Stockholders as set forth on such signature page(s) have been deposited and delivered to the Trustee, on behalf of such Stockholders. All such certificates delivered to the Trustee as herein provided shall be registered in the name of the Trustee or shall be endorsed or accompanied by duly executed stock powers and such other assignments, certificates of authority and consent to transfer instruments as may be reasonably requested by counsel to the Trustee in order to transfer record ownership of the Shares to the Trustee. Such Shares shall be registered in the name of "Trustee, Voting Trust U/A dtd. July29 1999," and all certificates representing the Shares shall contain a legend that such certificates are held subject to the provisions of the Trust Agreement.



     4. Issuance of Trust Certificates. In exchange for the certificates evidencing the Shares delivered by each Stockholder hereunder, the Trustee shall issue and deliver to each Stockholder a Trust certificate (the "Trust Certificate") or certificates, substantially in the form attached hereto as Exhibit A, representing, in the aggregate, the number of Shares deposited by that Stockholder. Trust Certificates shall evidence the Stockholders beneficial interest in the Trust and the Shares deposited with the Trustee in accordance herewith. The holder of a Trust Certificate shall have all rights of a holder of the Shares represented by the Trust Certificate except as otherwise provided herein. The Trust Certificates shall be non-transferable except to the extent transfer is required by operation of law or order of any court having jurisdiction thereof.



     5. Powers and Duties of the Trustee.


         (a) While this Trust Agreement is in effect and until the Shares are withdrawn from the Trust as hereinafter provided, the Trustee, in his unrestricted discretion, in person, by proxy or by written consent, shall have the sole and unqualified right and power to vote the Shares for the election of any person or persons as directors of the Company, and to act in connection with the voting of the Shares in the same manner and to the same extent as if he was the absolute owner thereof in his own right. On all other proposals or matters which are required to be or which shall be submitted for a vote of the Companys Common Stock, the Trustee shall be entitled to vote the Shares, for or against such proposal or matter, or to refrain from voting, as he in his sole discretion shall determine.





         (b) The Trustee may request the Company to send proxy statements, quarterly and annual reports and other reports and information directly to the Stockholders at their addresses as shown by the records of the Trustee who shall furnish a list of such names and addresses to the Company.





     6. Term of Trustee; Election of Successor Trustee. The initial term of office of the Trustee shall continue until the second anniversary of the date of this Trust Agreement and for successive one-year terms thereafter.





     7. Vacancies. The Trustee may resign by delivering a written resignation to the Company, which shall forward a copy thereof to the Stockholders, and thereupon a successor Trustee shall be designated in writing by Stockholders holding Voting Trust Certificates representing not less than 66 2/3% of the total number of Shares deposited hereunder. Upon a vacancy created by the death or legal incompetence of a Trustee, such vacancy shall be filled as set out above.


     8. Withdrawal.


         (a) No Stockholder may withdraw from the Trust any of the Shares transferred to the Trustee hereunder unless Shares are withdrawn, pro rata, in such amounts, and as authorized by the prior written consent of Stockholders holding Voting Trust Certificates representing not less than 66 2/3% of the total number of Shares then subject to this Trust Agreement. Any such authorized withdrawal must be made by giving prior written notice thereof to the Trustee.


         (b) Upon proper authorization of withdrawal in accordance with Section 8(a) hereof, the Trustee shall cause certificates representing the Shares so withdrawn to be delivered to the withdrawing Stockholders in accordance with their instructions approved in Section 8(a), and the withdrawing Stockholders shall deliver to the Trustee the Trust Certificates duly endorsed to the Trustee covering such Shares. Except as provided in Section 8(c) any Shares so withdrawn shall no longer be subject to the provisions of the Trust Agreement. Upon withdrawal, the Trustee shall not be obligated to deliver certificates for the withdrawn Shares until such time as the withdrawing Stockholder has paid to the Trustee his or her proportionate share of the expenses of the Trust which have accrued through the date of withdrawal as set out in Section 13 including any expenses which may have been paid by advances from other Stockholders, and all expenses relating to such withdrawal, which shall be paid by the withdrawing Stockholder.


         (c) After notice of withdrawal of Shares hereunder is received by the Trustee, the Shares covered thereby shall continue to be subject to the Trust Agreement until the Trustee has received the Trust Certificates representing such Shares as set out above. Until the date of such receipt, or thereafter if the Stockholder owning such withdrawn Shares is unable to vote them because the record date for such vote has passed, the Trustee will vote such Shares in accordance with the written instructions of such Stockholder if such instructions are received at lease five business days prior to the date of any annual or special meeting of stockholders of the Company. In the absence of such written instructions the Trustee shall have authority to vote these Shares as they may determine in accordance with the provisions of the Trust Agreement.


     9. Dividends and Distributions.


         (a) Cash Dividends. The Trustee shall give the Company or its dividend disbursing agent a list of the names and addresses of the then registered holders of Trust Certificates, which list shall set forth the number of Shares represented by the Trust Certificates registered in the name of each holder on the record date for any cash dividends, and the Trustee shall request the Company to make distribution of cash dividends, on behalf of the Trustee, directly to each such registered holder of the Trust Certificates or to a bank designated by the Trustee or by such holder. In the event that any cash dividends are paid directly to the Trustee, the Trustee shall promptly pay over such dividends to the then registered holders of Trust Certificates according to their respective interests at the record date.


         (b) Stock Dividends. If any dividend or distribution in respect of the Shares held by the Trustee is paid, in whole or in part, in shares of Common Stock of the Company or other voting shares of the Company, the Trustee shall hold the certificates for such shares which are received on account of such dividend and such shares shall thereafter for all purposes be treated as part of the Shares. The holder of each Trust Certificate issued under this Trust Agreement on the date for the determination of those stockholders of the Company entitled to receive such dividend shall be entitled to receive a Trust Certificate evidencing such holders pro rata share of the number of shares received as such dividend.


         (c) Dividends in Other Assets. If any dividend or distribution in respect of the Shares held by the Trustee is paid, in whole or in part, in assets of the Company, the Trustee shall give the Company a list of the names and addresses of the then registered holders of Trust Certificates, which list shall set forth the number of Shares represented by the Trust Certificates registered in the name of each holder on the record date, and the Trustee shall request the Company to make such distribution, on behalf of the Trustee, directly to each registered holder of the Trust Certificates. In the event the distributions are paid directly to the Trustee, the Trustee shall promptly pay over such distributions to the then registered holders of Trust Certificates according to their respective interests at the record date.


         (d) Mergers, etc. If, during the term hereof, the Company shall merge or consolidate into or with another corporation or corporations or other business entity, or if there shall be reorganization or recapitalization of the Company, voting securities representing any such corporation or other business entity received by the Trustee in exchange for or with respect to the Shares as a result of such merger, consolidation, recapitalization or reorganization shall be held by him in accordance with the terms hereof and shall thereafter for all purposes be treated as part of the Shares. The Trustee shall issue and deliver Trust Certificates representing such voting securities to the then registered holders of Trust Certificates as their interests shall appear, against surrender by such holders of any Trust Certificates registered in their name which represented Shares which were surrendered by the Trustee pursuant to the terms of such merger, consolidation, recapitalization or reorganization. Any other consideration received by the Trustee in such a transaction shall be paid by the Trustee to the then registered holders of Trust Certificates in accordance with their respective interests at the applicable record date.


         (e) Dissolution. If, during the term hereof, the Company shall be dissolved or liquidated in such a manner as to entitle the holders of Capital Stock to liquidating dividends, the Trustee shall request all such dividends to be distributed directly by the Company to the holders of Trust Certificates in proportion to their respective beneficial ownership in the Shares upon which dividends are paid. In the event that such dividends are paid directly to the Trustee, the Trustee shall promptly pay over such dividends to the then registered holders of Trust Certificates according to their respective interests at the record date.


         (f) Rights Offerings. If any capital stock or other securities of the Company are offered for subscription or otherwise to the holders of Common Stock of the Company, the Trustee, promptly upon receipt of notice of such offer, shall mail a copy thereof to each of the holders of the Trust Certificates. Upon receipt by the Trustee, at least five business days prior to the last day fixed by the Company for subscription and payment, of a request from any such registered holder of Trust Certificates to subscribe on behalf of such holder, accompanied by the sum of money required to pay for such stock or securities, the Trustee shall make such subscription and payment, and upon receiving from the Company the certificates for shares or securities so subscribed for, shall issue to such holder a Trust Certificate in respect thereof if the same be shares of Common Stock, but if the same be securities other than Common Stock, the Trustee shall mail or deliver such securities to the holder of the Trust Certificate on whose behalf the subscription was made, or may request the Company to make delivery directly to the holder of the Trust Certificate entitled thereto.


     10. Transfer and Replacement of Voting Trust Certificates.


         (a) The Trustee shall keep a record of all Trust Certificates issued by the Trust upon the original issuance thereof in exchange for the Shares deposited hereunder, or in exchange for any additional shares of Common Stock deposited with the Trustee as provided herein, or upon the transfer of Trust Certificates, or as a result of the release of Shares to the Stockholders. The record of Trust Certificates shall be kept, and Trust Certificates may be transferred, subject to applicable legal requirements including those under the Securities Act of 1933, at the office of the Trustee or counsel for the Trustee. The records so kept by the Trustee shall conform, as nearly as may be practicable, to the form of stock ledger or statutory stock books which would be used by a corporation or a transfer agent under similar circumstances, and shall indicate, among other things, the names and addresses of all persons who are holders of Trust Certificates, the number of Shares represented by the Trust Certificates held by each of them and the dates when each of them became the owners thereof.


         (b) The Trust Certificates are to be non-transferable. If, nevertheless, a Trust Certificate is transferred by operation of law or pursuant to order of any court having jurisdiction thereof, transfer of such Trust Certificate shall be accomplished by delivery of the Trust Certificates to the Trustee, duly endorsed or accompanied by duly executed powers and by such other assignments, certificates of authority and consent to transfer instruments as may be reasonably requested by counsel to the Trustee in order to effect a transfer of the Trust Certificates. Upon effecting any transfer, all Trust Certificates so surrendered to the Trustee shall be canceled forthwith. The Trustee may, in his sole discretion, treat the registered holder of any Trust Certificates as the owner thereof for all purposes whatsoever, and shall not be affected by any notice to the contrary. Upon the expiration or termination of the Trust Agreement, the Shares will not be delivered to the Stockholders without the surrender of the Trust Certificates representing such Shares, properly endorsed for surrender. Each transferee of a Trust Certificate issued hereunder shall, by his acceptance thereof, assent to and become a party to the Trust Agreement and shall be deemed to be a Stockholder for purposes of the Trust Agreement, and such acceptance shall have the same force and effect as if such transferee had in fact executed the Trust Agreement.


         (c) If any Trust Certificate shall become mutilated, lost, stolen or destroyed, the Trustee may provide for the issuance of a new Trust Certificate in lieu of such lost, stolen or destroyed Trust Certificate or in exchange for such mutilated Trust Certificate, under such conditions with respect to indemnity and otherwise as he in his sole discretion may prescribe.


     11. Filings with SEC. The Trustee shall make all required filings with the Securities and Exchange Commission, including filings on Schedule 13D and amendments thereto under the Securities Exchange Act of 1934. Each Stockholder and Trustee hereby agrees that the Trustee are authorized to make such filings on his or her behalf, and that any such document (including Schedule 13D and amendments thereto) may be executed and filed by the Trustee on behalf of all Stockholders. The Trustee shall have primary responsibility to see that such filings are made.





     12. Expenses. The Trustee shall receive no compensation or commissions for acting as Trustee. The Trustee shall have authority to pay necessary expenses in connection with the business of the Trust and the expenses of the termination of the Trust when it terminates, and may retain counsel and other professionals. The Trustee shall be entitled to reimbursement for any reasonable out-of-pocket expenses incurred by him in connection with the conduct of the business of the Trust, upon presentation of receipts or other proper documentation to the Trustee. The Trustee shall from time to time assess Stockholders for funds to pay these expenses, in proportion to the number of shares contributed by each.


     13. Liability.


         (a) The Trustee shall not be liable for the consequence of any vote cast or consent given and shall not incur any liability to any Stockholder, except for willful misconduct evidencing bad faith or gross negligence. The Stockholders agree to indemnify the Trustee hold him harmless from any and all liabilities which he may incur as a result of carrying on the business of the Trust and the termination thereof, except for willful misconduct evidencing bad faith or gross negligence.


         (b) No contract or other transaction between the Company and the Trustee or any person, firm or corporation in which the Trustee may be interested or with which he may be affiliated or in any way related, shall be rendered invalid by the fact of their being a party thereto, or being interested in or affiliated with or related to such person, firm or corporation, and the Trustee, and any such person, firm or corporation are hereby relieved from any liability by reason of the making of any Contract or participating in any transaction wherein the Trustee or any such person, firm or corporation, may be interested.


     14. Amendments. The Trust Agreement may be amended at any time by the written consent of Stockholders holding Voting Trust Certificates representing at least 66 2/3% of the total number of Shares. The Trustee shall notify all Stockholders in writing of any amendment.


     15. Notice to Company. An executed or conformed counterpart of the Trust Agreement, and all amendments thereto if any, shall be filed with the registered office of the Company.


     16. Termination. Upon termination of the Trust hereunder, either because of the expiration of the trust term or the withdrawal of all Shares by the Stockholders or the decision of the Trustee, the Trustee shall take all such action as may be required to cause such Shares to be re-registered in the names of the Stockholders who contributed them or transferred in accordance with their written instructions.


     17. Miscellaneous Provisions. Notice hereunder shall be in writing and shall be addressed to any party hereunder at the address listed on the records of the Trustee or such other address as a party may have notified the other parties hereto in writing, or delivered to such person personally. Notices by the Stockholders to the Trustee shall be sent to them at 6699 Chimney Rock, Houston, Texas 77081, or to such other address as any party may notify the others in accordance with the provisions hereof. All notices hereunder shall be sent by certified or registered mail return receipt requested or delivered by telex, telecopy, fax, telegram or similar method of communication. Such notice shall be effective upon receipt. The Trust Agreement may not be terminated or amended orally but only by an agreement in writing signed by the parties hereto, except as set out above in Sections 14 and 16. The Trust Agreement shall be binding upon the successors, assigns, executors and administrators of the undersigned. It may be executed in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute a single instrument. It shall not be effective as to any party until it has been executed by all parties either individually or pursuant to a power of attorney.


     18. Governing Law. This Trust shall be governed by and construed in accordance with the laws of the State of Delaware.


Dated: As of July 28, 1999





Trustee:




DAVID BLUMFIELD D.P.M.











STOCKHOLDERS:                                      No. of Shares:



_____________________________                        74,074
David Blumfield, D.P.M.


___________________________________                  74,074
Robert Parker D.P.M.


___________________________________                  74,074
Michael Mineo, D.P.M.


___________________________________                  74,074
Gregory Mangum, D.P.M.


___________________________________                  74,074
Sherman Nagler, D.P.M.


___________________________________                  74,074
William Bradbury, D.P.M.


___________________________________                  74,074
Jeffrey Ross, D.P.M.


___________________________________                  74,074
Brian Zale, D.P.M.


___________________________________                  74,074
Bruce Miller, D.P.M.


___________________________________                  74,074
Jeffrey Penso, D.P.M.


___________________________________                  37,037
Shirley Browne, M.D.


___________________________________                  74,074
Long Nguyen, M.D.


___________________________________                  74,074
Son Nguyen, M.D.


___________________________________                  74,074
Larry Likover, M.D.

         EXHIBIT A


                                                              __________ Shares



                            Technical Coatings, Inc.


                    Non-Transferable Voting Trust Certificate


         This certifies that __________________________________________________

________________________________________________________________________________

is the beneficial owner of ________________ shares of __________________________
Common Stock ($.005 par value) of Technical Coatings, a Delaware corporation (the Company"), which shares have been deposited with the Trustee of the Voting Trust dated July 28, 1999 (the "Voting Trust"). Upon the surrender of this certificate, when permitted by and in accordance with the terms of the Voting Trust, the registered holder hereof will be entitled to receive a certificate representing the same number of shares of the Companys Common Stock.


         This certificate is issued subject to, and the holder by accepting the same consents to, all the terms of the Voting Trust Agreement, a copy of which will be made available to the holder hereof upon application to the Trustee at the office of the Trustee,


         Voting Trust interests represented by this certificate have not been registered under the Securities Act of 1933 (the "Act") or any state securities law, and may not be assigned, sold or transferred in violation of such Act or any such law.


 Dated: _____________, 1999.





 -----------------------------------------


Trustee



                           SURGICARE, INC.

                           Date: August ___, 1999


                           By:________________________


                           Name:______________________


                          Title:_______________________

EXHIBIT 10.1


                        SURGERY CENTERS OF AMERICA, INC.

                              AFFILIATION AGREEMENT


         This Affiliation Agreement (the "Agreement") is made effective the 1st day of July, 1999, by and between SURGERY CENTERS OF AMERICA, INC., an Oklahoma corporation ("SCOA") and BELLAIRE SURGICARE, INC., a Texas corporation ("Owner"), a wholly owned subsidiary of Surgicare, Inc, a Delaware corporation.


                                    Recitals


         A. Owner owns and operates a multi-speciality ambulatory surgery center in Houston, Texas (the "Center"), and the Owner desires to retain certain services of SCOA to assist Owner in conducting the business and services of the Center.

          B. SCOA desires to provide such services upon the terms and conditions set forth herein.


         NOW THEREFORE, in consideration of the foregoing mutual agreements and covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:


                                   DEFINITIONS


          1.1 Certain Defined Terms - As used in this Agreement, the following terms shall have the following meaning unless otherwise provided.

               "SCOA"  -  Surgery   Centers  of   America,   Inc.   an  Oklahoma
               corporation.

               "Owner" - Bellaire Surgicare, Inc., a Texas corporation.

               "Center" - a multi-specialty ambulatory surgery center to be located at 6699 Chimney Rock, Houston, Harris County, Texas 77081.


                                     GENERAL

         2.1      Appointment

          The Owner hereby retains SCOA and SCOA hereby accepts such retention, to provide certain management-related materials and consulting services to Owner, to assist Owner in the course of the conduct of the business of the Center, all as hereinafter set forth.

         2.2      Term

          The term of this Agreement shall be for of twelve (12) months from the date set forth on the first page hereof, and continue until termination by mutual consent of SCOA and the Owner, or until otherwise terminated as hereinafter set forth.


         2.3      Termination


          Notwithstanding   the   provisions  of  the  foregoing   Section  2.2,
     termination   of  this  Agreement  may  occur  pursuant  to  the  following provisions:


         2.3.1    Termination by Party Without Cause


          This Agreement may be terminated by either party without cause at any time after twelve months upon thirty (30) day prior written notice from the terminating party to the non-terminating party, such termination to take effect upon the expiration of such notice.


         2.3.2    Termination for Cause


          Either party to this Agreement may immediately terminate this Agreement for cause in the event of a material breach of the Agreement by the non-terminating party, which breach is not cured prior to expiration of a ten (30) day written notice from the terminating party to the non-terminating party, identifying the alleged breach. Termination will become effective upon expiration of such notice, in the absence of cure by the non-terminating party. Provided, however, if such breach cannot be reasonably cured within such thirty (30) day period, SCOA may in good faith commence performance to cure the breach within such thirty (30) day period and shall diligently proceed therewith to completion.


         2.3.3    Termination by Bankruptcy

          This Agreement shall expire and automatically terminate if either party shall file or have filed against it a petition in bankruptcy or any petition seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or relief under the present or any future federal bankruptcy act or any other present or future applicable federal, state, or other statute or law, or seeking or consenting to acquiescing in the appointment of any trustee, receiver, or liquidation of all or any substantial part of its properties and such filing remains unresolved or is not dismissed within ninety (90) days.


                  SERVICES AND MATERIALS TO BE PROVIDED BY SCOA


         3.1      General Services


          In that Owner intends to operate Center in substantial conformity with the policies and procedures utilized by SCOA in the operation of SCOAs own ambulatory surgery centers, SCOA agrees to designate Center as a SCOA-affiliated center, and to include Center and Owner in any and all managed care contracts entered into by SCOA with third party payors, either by (a) including Owners Center in the appendix listing centers included in the contracts negotiated with third party payors, or (b) naming Owners Center as a SCOA affiliate in the text of the contract itself. Further SCOA agrees to name Owners Center as an affiliate center in any and all agreements it has, or will enter into, with any group purchasing organizations. These designations of affiliation will remain in effect throughout the term of this Agreement.


         3.2      Clinical Policies and Procedures



          SCOA agrees to provide Owner with copies of all of its written clinical policies and procedures manuals, either in text form or via editable computer files, at Owners option, and further SCOA agrees to provide Owner with any and all updates revisions, etc., to such policies and procedures in like form throughout the term of this Agreement.


         3.3      Business Policies and Procedures


          SCOA agrees to provide Owner with copies of all of its written business clinical policies and procedures manuals, either in text form or via editable computer files, at Owners option, and further SCOA agrees to provide Owner with any and all updates revisions, etc., to such policies and procedures in like form throughout the term of this Agreement.


         3.4.     Retention of Title


          It is expressly understood and agreed that all systems, methods, manuals, procedures and controls provided by SCOA will be kept for the exclusive use by Owner for its Center. All right title and interest in these systems, methods, manuals, procedures and controls provided by SCOA shall remain the property of SCOA. SCOA agrees to leave systems, methods, manuals, procedures and controls in place for at least one hundred and twenty (120) days subsequent to the termination of this Agreement. Owner shall ultimately return to SCOA all such material including all manuals and copyrighted materials.


                                FEES FOR SERVICES


         4.1      Fees for Materials and Services


          In consideration for all materials and services provided by SCOA to Owner for its Center hereunder, Owner shall pay to SCOA a fee equal to two percent (2%) of the "net monthly collected revenues" from the Centers cash collections, with said monthly fees to be paid on the 15th day of each month following the month earned. For purposes of this section, "net monthly collected revenues" shall be defined as actual gross collections of Center deposited in its bank, received from its gross charges placed on the books, adjusted for all patient allowances, discounts, fixed fee write - downs and bad debts.


         4.2      Proration


          In the event that this Agreement is effective on a day other than the first day of the calendar month, the monthly fee payable hereunder shall be prorated for such month.


         4.3      Termination Payment


          In the event of termination of this Agreement, the final payment due SCOA hereunder shall be the payment due on the 15th day of the month next subsequent to completion of the last full calendar month of the term of this Agreement.

                                 INDEMNIFICATION


         5.1      Indemnification


          In that Owner is responsible for management of its Center and SCOA is not engaged, nor is it responsible, hereunder to provide actual management services to the Center, Owner agrees to hold SCOA harmless, and fully indemnify SCOA, from all loss or harm arising out of or related to the, operations of the Center, from and after the effective date of this Agreement; however, this grant of indemnity shall not extend to any claim of Center which results from the failure of SCOA to provide materials under Sections 3.2 and 3.3 hereof which are in compliance with all laws applicable to the procedures and policies set forth in such materials.



                                  MISCELLANEOUS


         6.1      Disclosure of Relationships


          SCOA agrees to fully inform the Owner if at any time during the term of this Agreement, SCOA, its Officers or Directors, have an ownership interest in any entity which provides goods or services to the Center.


         6.2      Related Party Transactions


          Subject to the disclosure requirements of Section 6.1, this Agreement shall not prohibit SCOA from dealing or contracting with related or affiliated entities in providing goods and/or services to the Center, provided, such goods and/or services are offered at the prevailing market rates to the Center.


         6.3      Notices


          All notices, requests, demands or other communications pursuant to this Agreement or contemplated hereby shall be in writing and shall be deemed to have been given when personally delivered or if mailed, by registered or certified US Mail, postage prepaid, return receipt requested upon such mailing to the parties at the addresses set forth below. Any party may change the address to which such notices are given by giving notice in the manner provided herein:


                  Notice to the Owner shall be addressed as follows:

                  Bellaire Surgicare, Inc.
                  6699 Chimney Rock Road
                  Houston, Texas 770801
                  Attn:  David Blumfield, DPM, President





                  Notice to SCOA shall be addressed as follows:

                  Surgery Centers of America, Inc.
                  1601 S. State Street
                  Edmond, OK 73013
                  Attn:  Dr. Joe H. Huffmyer, President


         6.4      Entire Agreement


          This Agreement represents the entire agreement between the parties hereto and all prior understandings and agreements are hereby merged into this Agreement. This Agreement may not be modified except by an instrument in writing signed by the parties hereto.


         6.5      Governing Law


          This Agreement and all actions taken hereunder shall be governed by and construed in accordance with the laws of the State of Texas. This Agreement is performable in Harris County, Texas.



         6.6.     Binding Effect



          This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, representatives, successors and permitted assigns.



         6.7      Severability


          If any of the provisions of this Agreement shall be construed to be illegal or invalid, such construction shall not affect the legality or validity of any of the other provisions hereof and the illegal or invalid provisions hereof shall be deemed stricken and deleted herefrom to the same extent as if never herein but all provisions hereof shall remain in full force and effect.


         6.8      Assignability


          This Agreement may not be assigned by either party hereto without the prior written consent of the other party.


         6.9      Attorneys Fees

          The prevailing party in an action arising under this Agreement or as a result of its termination may recover reasonable attorneys fees and costs from the non-prevailing party, to include arbitration.



         EXECUTED the 29 day of July, 1999, but effective the 1st day of July, 1999.





         "SCOA"                             SURGERY CENTERS OF AMERICA, INC.

ATTEST:


___________________________                 By: ______________________________
Assistant Secretary                             JOE H. HUFFMYER, President




         "OWNER"                            BELLAIRE SURGICARE, INC.

ATTEST:

By: _______________________                 By: ______________________________
Secretary                                       David Blumfield, DPM, President



         "OWNER"                            SURGICARE, INC.

ATTEST:



By: _______________________                 By: ______________________________
Secretary                                     Michael Mineo, DPM, Vice-President

EXHIBIT 10.2


Dr. Buddy Huffmeyer
SCOA
1930 S. Bryant
Edmond, OK 73013
                                                                 July 25, 1999

Dear Buddy:

     Enclosed please find your copy of the executed Affiliation Agreement, which replaces your prior agreement with reference to SCOAs provision of services to Bellaire Surgicare.

     As we have agreed, as and when Surgicare, Inc. merges with, or acquires, any other ambulatory surgery centers, Surgicare will arrange for those centers to contract with SCOA, using the same form of Affiliation Agreement which has been executed pertaining to Bellaire Surgicare. However, this entitlement to obtain management service contracts for each new center will be subject to SCOAs continued performance of its obligations on a satisfactory basis, and without default, as well as any issues which might arise in connection with management contracts which may be existing and still in force at the time Surgicare might acquire, or merge with, another center. In such event, Surgicare would only be obligated to arrange for a management contract between SCOA and the new center at such time as any existing management agreement terminates or expires.

     Further, we have agreed that at such time as we might identify a new potential surgery center project for development, SCOA will provide us with its assistance and expertise in development of the project.

     If this accurately reflects our agreement on the above points with reference to any new surgery centers, please sign where indicated below.


                                                     Very truly yours,


                                                     SURGICARE, INC.
                                                     DAVID BLUMFIELD, D.P.M.,
                                                     President




EXHIBIT 21


                         SUBSIDIARES OF SURGICARE, INC.





As of the date of this filing SurgiCare, Inc. had one wholly owned subsidary;


         Bellaire Surgicare, Inc.
         6699 Chimney Rock #200
         Houston, TX 77081

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this resignation statement to be signed on its behalf by the undersigned, thereunto duly authorized

                                       ------------------------------
                                       Dr. David Blumfield
                                       President and Chief Executive Officer


October 29, 1999                       ______________________________
                                       Charles S. Cohen
                                       Chief Operating Officer